As filed with the Securities and Exchange Commission on June 1, 2010
Registration No. 333-166992

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Artio Global Investors Inc.
(Exact name of registrant as specified in its charter)

Delaware	6282	13-6174048
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
330 Madison Avenue
New York, NY 10017
(212) 297-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ADAM SPILKA
General Counsel and Corporate Secretary
Artio Global Investors Inc.
330 Madison Avenue
New York, NY 10017
(212) 297-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

MICHAEL KAPLAN Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	CATHERINE CLARKIN JAY CLAYTON Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	JAMES GERKIS Proskauer Rose LLP 1585 Broadway New York, NY 10036 (212) 969-3000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 1, 2010.

3,700,000 Shares

Class A Common Stock

Artio Global Investors Inc. is offering 3,700,000 shares of Class A common stock. The Class A common stock is listed on the New York Stock Exchange under the symbol “ART”. On May 28, 2010, the last reported sale price of our Class A common stock was $18.49 per share.

In connection with the completion of our initial public offering, we entered into an exchange agreement with Richard Pell, our Chief Executive Officer and Chief Investment Officer, and Rudolph-Riad Younes, our Head of International Equity, to whom we collectively refer as our Principals. The exchange agreement grants each Principal and certain permitted transferees, the right to exchange his New Class A Units, which represent membership interests in Artio Global Holdings LLC (an intermediate holding company), for shares of our Class A common stock, on a one-for-one basis, subject to certain restrictions.

Any exchange of New Class A Units is generally a taxable event for the exchanging Principal. As a result, under the exchange agreement, each Principal is permitted to sell shares of Class A common stock in connection with any exchange up to an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange calculated at an assumed tax rate, which is subject to change.

In connection with this offering, we expect each Principal to exchange an aggregate of 5,350,000 New Class A Units for 5,350,000 shares of Class A common stock (inclusive of the 3,000,000 New Class A Units each Principal exchanged for shares of Class A common stock prior to this offering) and to surrender an equivalent number of shares of Class B common stock on or before the date of the closing of this offering, leaving each with 2,450,000 New Class A Units. As a result of such exchanges, in accordance with the terms of the exchange agreement, each of the Principals has elected to sell to us a number of New Class A Units and/or shares of Class A common stock at a price equal to the offering price (net of underwriting discount) of the Class A common stock in this offering in order to cover taxes payable on such exchanges. Accordingly, we will use the net proceeds of this offering to purchase 1,850,000 New Class A Units from each of our Principals and, if the underwriters exercise in full their option to purchase additional shares, to repurchase and retire 250,000 shares of Class A common stock from each of our Principals. We will not retain any proceeds from the sale of shares of our Class A common stock.

See “Risk Factors” on page 17 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$

Proceeds, before expenses, to Artio Global Investors Inc.	$	$

To the extent the underwriters sell more than 3,700,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 500,000 shares of Class A common stock from Artio Global Investors Inc. at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on          , 2010.
Goldman, Sachs & Co.

BofA Merrill Lynch	J.P. Morgan

Prospectus dated          , 2010.

Historical Returns of Largest Global and International Investment Strategies
(Returns Since Strategy Inception Through March 31, 2010)*

International Equity I	International Equity II
Inception: May 1995; AuM: $21.0bn	Inception: April 2005; AuM: $24.6bn

Global Equity	Total Return Bond
Inception: July 1995; AuM: $0.9bn	Inception: February 1995; AuM: $4.5bn

High Yield

Inception: April 2003; AuM: $4.5bn

*	Note: Historical returns presented above represent an aggregate of various performance composites and are not indicative of future returns, or of returns of other strategies. The above five strategies accounted for 98.2% of assets under management (“AuM”) at March 31, 2010. See also “Performance Information Used in this Prospectus”.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Except where the context requires otherwise, in this prospectus:

•	“Artio Global Investors Inc”., the “Company”, “we”, “us” and “our” refer to Artio Global Investors Inc. and, unless the context otherwise requires, its direct and indirect subsidiaries;

•	“operating company” and “Holdings” refer to Artio Global Holdings LLC and, unless the context otherwise requires, its subsidiary Artio Global Management LLC, or “Investment Adviser”, our “operating subsidiary”; and

•	“GAM” refers to GAM Holding Ltd., a Zurich-based financial holding company whose shares are listed on the SIX Swiss Exchange, the sole holder of our Class C common stock.

Performance Information Used in This Prospectus

We manage investments through “proprietary funds” (the “Artio Global Funds”, which include Securities and Exchange Commission, or SEC, registered mutual funds such as our Artio International Equity Fund, and private offshore funds that are not SEC-registered) and other types of accounts. Funds and other accounts that are managed by us with a broadly common investment objective are

i

referred to as being part of the same “strategy”. We measure the results both of our individual funds and of our “composites”, which represent the aggregate performance of substantially all client accounts (including discretionary, fee-paying, non-taxable and taxable accounts, private offshore, institutional commingled and mutual funds) invested in the same general investment strategy. Our composites are reviewed annually for compliance with the Global Investment Performance Standards (“GIPS”), and include, for example, “Global Equity” and “High Yield”.

None of the information in this prospectus or the registration statement constitutes either an offer or a solicitation to buy or sell any fund securities, nor is any such information a recommendation for any fund security or investment service.

Results for any investment strategy described herein, and for different investment products within a strategy, are affected by numerous factors, including different material market or economic conditions; different advisory fees, brokerage commissions and other expenses; and the reinvestment of dividends or other earnings. The returns for any strategy may be positive or negative, and past performance does not guarantee future results.

Throughout this prospectus, we present the annualized returns of our investment strategies on a “gross” and “net” basis, which represent annualized returns before and after payment of fees, respectively. In connection with this presentation, we have also disclosed the returns of certain market indices or “benchmarks” for the comparable period. Indices that are used for these performance comparisons are unmanaged and have differing volatility, credit and other characteristics. You should not assume that there is any material overlap between the securities included in the portfolios of our investment strategies during these periods and those that comprise any Merrill Lynch Index, any MSCI Index, any Russell Index, the Citigroup USD 3 Month EUR Deposit Index, the Barclays Capital U.S. Aggregate TR Value Index, or the S&P 500® Index referred to in this prospectus. It is not possible to invest directly in any of the indices described above. The returns of these indices, as presented in this prospectus, have not been reduced by fees and expenses associated with investing in securities, but do include the reinvestment of dividends. In this prospectus, we refer to the date on which we began tracking the performance of an investment strategy as that strategy’s “inception date”, and to the date an investment strategy began managing capital as that strategy’s “launch date”.

Each Russell Index referred to in this prospectus is a registered trademark or trade name of The Frank Russell Company. The Frank Russell Company is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to in this prospectus.

The MSCI EAFE® Index and the MSCI EAFE® and Canada Index, which we refer to as the MSCI EAFE® and Canada Index, are trademarks of MSCI Inc. The MSCI AC World ex USA Indexsm ND is a service mark of MSCI Inc. MSCI Inc. is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to in this prospectus.

We refer to the Barclays Capital U.S. Aggregate TR Value Index as the Barclays Capital U.S. Aggregate Index. Barclays Capital is the source of the performance statistics of this index that are referred to in this prospectus.

The S&P 500® Index is a registered trademark of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., which is the owner of all copyrights relating to this index and the source of the performance statistics of this index that are referred to in this prospectus.

In this prospectus we present Morningstar, Inc. (“Morningstar”) and Lipper Analytical Services, Inc. (“Lipper”) ratings for our SEC-registered mutual funds. The Morningstar ratings refer to the ratings by Morningstar of the Class A and Class I shares of our SEC-registered mutual funds and are based on a 5-star scale. The Lipper ratings refer to the ratings by Lipper of the Class I shares of our SEC-registered mutual funds and are based on a percentile. Morningstar and Lipper provide independent, third-party ratings using their own defined methodologies.

ii

Unless we tell you otherwise, all performance information that we present, including assets under management, relate to the operations that are part of our company as of the time of this offering. In previous years, our company conducted certain businesses that are no longer part of our continuing operations, which we refer to as “legacy” or “discontinued” businesses. For a description of these businesses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In most cases, those businesses are considered discontinued operations in our financial statements. In order to make the information comparable, we present performance information exclusive of such legacy businesses, unless otherwise indicated.

Any discrepancies in any table included in this prospectus between totals and the sums of the amounts listed are due to rounding.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and our unaudited pro forma financial information, each included elsewhere in this prospectus.

Our Business

We are an asset manager that is best known for our International Equity strategies, which represented 81% of our assets under management as of March 31, 2010 and 89% of our investment management fees for the three months ended March 31, 2010. We also offer a broad range of other investment strategies, including High Grade Fixed Income, High Yield, Global Equity and U.S. Equity strategies. We offer the following investment vehicles through which clients access our investment capabilities: proprietary funds, institutional commingled funds, separate accounts and sub-advisory mandates where we advise other client funds. Our revenues consist almost entirely of investment management fees, which are based primarily on the fair value of our assets under management rather than investment performance-based fees.

Our primary business objective is to consistently generate superior investment returns for our clients. We manage our investment portfolios based on a philosophy of style-agnostic investing across a broad range of opportunities, focusing on macro-economic factors and broad-based global investment themes. We also emphasize fundamental research and analysis in order to identify specific investment opportunities and capitalize on price inefficiencies. We believe that the depth and breadth of the intellectual capital and experience of our investment professionals, together with this investment philosophy and approach, have been the key drivers of our investment performance. As an organization, we concentrate our resources on meeting our clients’ investment objectives and we seek to outsource, whenever appropriate, support functions to industry leaders thereby allowing us to focus our business on the areas where we believe we can add the most value.

Our distribution efforts target institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons, such as pension fund consultants, broker dealers, registered investment advisors (“RIAs”), mutual fund platforms and sub-advisory relationships, enabling us to achieve significant leverage from our focused sales force and client service infrastructure. As of March 31, 2010, we provided investment management services to a broad and diversified spectrum of approximately 1,500 institutional clients, including some of the world’s leading corporations, public and private pension funds, endowments and foundations and major financial institutions through our separate accounts, commingled funds and proprietary funds. We also managed assets for more than 812,000 retail mutual fund shareholders through SEC-registered funds and other retail investors through 14 funds that we sub-advise for others.

In the mid-1990’s, Richard Pell and Rudolph-Riad Younes, to whom we collectively refer as our Principals, assumed responsibility for managing our International Equity strategy. In the years that followed, we attracted attention from third parties such as Morningstar, which awarded a 5-star rating to the Artio International Equity Fund in 1998. Consequently, we began to attract significant inflows. Since 1999, we have expanded to other strategies, added portfolio managers and increased our assets under management to $56.3 billion as of April 30, 2010.

Competitive Strengths

We believe our success as an investment management company is based on the following competitive strengths:

Long-Term Track Record of Superior Investment Performance

We have a well-established track record of achieving superior investment returns over the longer term across our key investment strategies relative to our competitors and the relevant benchmarks, as reflected by the following:

•	our International Equity I composite has outperformed its benchmark, the MSCI AC World ex USA Indexsm ND, by 7.67% on an annualized basis since its inception in 1995 through March 31, 2010 (calculated on a gross basis before payment of fees);

•	as of March 31, 2010, eight out of nine publicly-reported composites had also outperformed their benchmarks on a gross basis since inception; and

•	as of March 31, 2010, six out of nine mutual funds (as represented by the Class I-shares), representing over 99% of our mutual fund assets under management, were rated 4- or 5- stars by Morningstar and of those nine funds, six were in the top quartile of Lipper rankings for performance since inception.

Experienced Investment Professionals and Management Team

We have an investment-centric culture that has enabled us to maintain a consistent investment philosophy and to attract and retain world-class professionals. Our current team of lead portfolio managers is highly experienced, averaging approximately 23 years of industry experience among them. Over the past five years, our team of investment professionals (including our portfolio managers) has expanded from approximately 20 to approximately 50 people and we have experienced only minimal departures during this period. Furthermore, our entire team of senior managers (including marketing and sales directors and client service managers) averages approximately 26 years of industry experience.

Leading Position in International Equity

We have a leading position in international equity investment management and, as of March 31, 2010, we ranked as the 11th largest manager of international equity mutual funds in the United States according to Strategic Insight. We believe that we are well-positioned to take advantage of opportunities in this attractive asset class over the next several years. However, in 2009, our International Equity strategies generated returns that are well below their benchmarks, which, despite our strong long-term investment performance, could negatively impact our competitive position.

Strong Track Records in Other Investment Strategies

In addition to our leading position in international equity, we enjoy strong long-term track records in several of our other key strategies. Our Total Return Bond Fund ranked in the 1st quartile of its Lipper universe over the three- and five-year periods ended March 31, 2010 and since inception, as of March 31, 2010. Our Global High Income Fund ranked in the top decile over the three- and five-year periods ended March 31, 2010 and since inception, as of March 31, 2010. Our Global Equity Fund ranked in the in the 3rd quartile over the three year-period ended March 31, 2010, and in the 2nd quartile for the five-year period and since inception, as of March 31, 2010.

Strong Relationships with Institutional Clients

We focus our efforts on institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons. As of March 31, 2010, we provided investment management services to approximately 1,500 institutional clients invested in separate accounts, commingled funds or proprietary funds. We have found that while institutional investors generally have a longer and more extensive due diligence process prior to investing, this results in clients who are more focused on our method of investing and our long-term results, and, as a result, our institutional relationships tend to be longer, with less year-to-year turnover, than is typical among retail clients.

Effective and Diverse Distribution

Our assets under management are distributed through multiple channels. By utilizing our intermediated distribution sources and focusing on institutions and organizations that exhibit institutional buying behavior, we are able to achieve significant leverage from our focused sales force and client service infrastructure. We have developed strong relationships with most of the major pension and industry consulting firms, which have allowed us access to a broad range of institutional clients. As of March 31, 2010, no single consulting firm represented greater than approximately 5% of our assets under management and our largest individual client represented approximately 3% of our total assets under management. We access retail investors through our relationships with intermediaries such as RIAs and broker dealers as well as through mutual fund platforms and sub-advisory relationships. Our distribution efforts with retail intermediaries, particularly broker dealers, are more recent than our institutional efforts and, as a result, our assets sourced through the largest broker dealers represent a relatively small portion of our assets under management. However, given our continued and increasing focus on this segment, and as a result of recent consolidation among broker dealers with whom we have established relationships, we believe we have opportunities to reach additional retail investors through our existing relationships.

Strong Organic Growth in Assets under Management and Sustained Net Client Inflows

In the period from December 31, 2003 through April 30, 2010, our assets under management grew from $7.5 billion to $56.3 billion, representing a compound annual growth rate (“CAGR”) of 37%. Until mid-2008, our assets under management growth was the result of a combination of general market appreciation, our record of outperforming the relevant benchmarks and an increase in net client cash inflows, which we define as the amount by which client additions to new and existing accounts exceed withdrawals from client accounts. However, market depreciation in the second half of 2008 and early 2009 had a significant negative impact on our assets under management. During the period between December 31, 2003 and March 31, 2010, net client cash inflows represented 85% of our overall growth, including $0.1 billion of net client cash inflows during the three months ended March 31, 2010.

Focused Business Model

Our business model is designed to focus the vast majority of our resources on meeting our clients’ investment objectives. Accordingly, we take internal ownership of the aspects of our operations that directly influence the investment process, our client relationships and risk management. Whenever appropriate, we seek to outsource support functions, including middle- and back-office activities, to industry leaders, whose services we closely monitor. This allows us to focus our efforts where we believe we can add the most value. We believe this approach has also resulted in an efficient and streamlined operating model, which has generated strong operating margins, limited fixed expenses and an ability to maintain profitability during difficult periods.

Strategy

We seek to achieve consistent and superior long-term investment performance for our clients. Our strategy for continued success and future growth is guided by the following principles:

Continue to Capitalize on our Reputation in International Equity

We aim to continue to grow our International Equity assets under management over time. Our International Equity I strategy, which had $21.0 billion in assets under management as of March 31, 2010, was closed to new investors in August 2005 in order to preserve its ability to invest effectively in smaller capitalization investments. The successor strategy, International Equity II, which mirrors the International Equity I strategy in all respects except that it does not allocate assets to these small capitalization investments and therefore does not have the same capacity constraint as International Equity I, was launched in March 2005. International Equity II has grown to $24.6 billion (as of March 31, 2010) in assets under management in approximately five years. We believe we have the capacity to handle additional assets within our International Equity II strategy. Given our reputation as a manager of international equity and our expectation of continued strong institutional demand for international equity, we aim to continue to grow international equity assets under management over the longer term and leverage our experience in International Equity to grow our Global Equity strategy in order to capitalize on increasing flows into this strategy from investors both in and outside of the United States.

Grow our other Investment Strategies

Historically, we concentrated our distribution efforts primarily on our International Equity strategies. In recent years, we have focused on expanding and growing our other strategies as well, including our High Grade Fixed Income, High Yield and Global Equity strategies, which have experienced significant growth in assets under management as a result. We expect our U.S. Equity strategies to provide additional growth now that they have achieved their three-year performance track records, which are an important pre-requisite to investing for many institutional investors. As of March 31, 2010, Morningstar ratings for Class I shares are: 5-star rating for Artio US Smallcap Fund, 3-star rating for Artio US Multicap Fund, 2-star rating for Artio US Midcap Fund and 2-star rating for Artio US Microcap Fund. We also intend to continue to selectively initiate new product offerings in additional asset classes where we believe we have the potential to produce attractive risk-adjusted returns.

Further Extend our Distribution Capabilities

We continue to focus on expanding our distribution capabilities into those markets and client segments where we see demand for our product offerings and which we believe are consistent with our philosophy of focusing on distributors who display institutional buying behavior through their selection process and due diligence. For example, we have added employees to our broker-dealer team in 2010 to target a broader set of financial advisors. We have also begun focusing on family offices by dedicating an employee to this client segment. In addition, we plan to strengthen our international distribution through a dedicated employee who will focus on institutional and sub-advisory relationships, particularly in Northern Europe.

Maintain a Disciplined Approach to Growth

We are an investment-centric firm that focuses on the delivery of superior long-term investment returns for our clients through the application of our established investment processes and risk management discipline. While we have generated significant growth in our assets under management over the past several years and have continued to develop a broader range of investment offerings, we are focused on long-term success and we will only pursue those expansion opportunities that are consistent with our operating philosophy. This philosophy requires that:

•	each new investment strategy and offering must provide the potential for attractive risk adjusted returns for clients in these new strategies without negatively affecting return prospects for existing clients;

•	new client segments or distribution sources must value our approach and be willing to appropriately compensate us for our services; and

•	new product offerings and client segments must be consistent with the broad investment mission and not alter the investment-centric nature of our firm’s culture.

By ensuring that each new opportunity is evaluated against these criteria we intend to maintain a disciplined approach to growth for the long-term. For example, we closed our International Equity I strategy to new investments in August 2005, in order to preserve return opportunity in our smaller capitalization investments for existing International Equity I investors. In anticipation of this, we launched our International Equity II strategy in March 2005 with the same focus as our International Equity I strategy except that it does not invest in small-cap companies.

Continue to Focus on Risk Management

We manage risk at multiple levels throughout the organization, including directly by the portfolio manager, at the Chief Investment Officer level, and more broadly through an Enterprise Risk Management framework overseen by the Management Committee, which identifies, assesses and manages the full range of risks that face our Company and reports to the Board of Directors.

At the investment portfolio level, we seek to manage risk daily on a real-time basis with an emphasis on identifying which investments are working, which investments are not, and what factors are influencing performance on both an intended and unintended basis. This approach to managing portfolio-level risk is not designed to avoid taking risks, but to seek to ensure that the risks we choose to take are rewarded with an appropriate premium opportunity for those risks. This approach to managing portfolio-level risk is an integral component of our investment processes.

Recent Developments

As of April 30, 2010, we had $56.3 billion of assets under management, down slightly from $56.4 billion as of March 31, 2010. This decrease was the result of approximately $5 million in net client cash outflows and approximately $0.1 billion in market depreciation. The following table summarizes the performance of our composites through April 30, 2010:

	Period Ended April 30, 2010
	Since
International Equity I	Inception	5 Years	3 Years	1 Year	YTD	One Month

Annualized Gross Returns	12.7%	6.1%	(9.1)%	34.5%	0.2%	(0.5)%
Annualized Net Returns	11.2%	5.2%	(9.8)%	33.5%	(0.1)%	(0.5)%
MSCI EAFE Index®	4.5%	3.9%	(8.9)%	34.4%	(1.0)%	(1.8)%
MSCI AC World ex USA Indexsm ND	5.1%	6.5%	(5.9)%	40.4%	0.7%	(0.9)%
International Equity II
Annualized Gross Returns	5.6%	6.3%	(8.0)%	32.8%	(0.5)%	(0.6)%
Annualized Net Returns	4.9%	5.6%	(8.6)%	31.9%	(0.8)%	(0.7)%
MSCI EAFE Index®	3.3%	3.9%	(8.9)%	34.4%	(1.0)%	(1.8)%
MSCI AC World ex USA Indexsm ND	5.8%	6.5%	(5.9)%	40.4%	0.7%	(0.9)%

	Since
Total Return Bond	Inception	5 Years	3 Years	1 Year	YTD	One Month

Annualized Gross Returns	8.0%	6.3%	7.2%	13.5%	3.8%	1.3%
Annualized Net Returns	7.1%	5.7%	6.8%	13.1%	3.6%	1.3%
Barclays Capital U.S. Aggregate Bond Index	6.7%	5.4%	6.3%	8.3%	2.8%	1.0%
Customized Index(1)	6.3%	5.0%	6.2%	7.8%	1.6%	0.6%

	Since
High Yield	Inception	5 Years	3 Years	1 Year	YTD	One Month

Annualized Gross Returns	11.7%	10.3%	8.8%	43.8%	7.0%	2.1%
Annualized Net Returns	10.5%	9.1%	7.7%	42.4%	6.6%	2.0%
ML Global High Yield USD Constrained Index	10.4%	8.7%	7.4%	47.9%	6.5%	1.9%

	Since
Global Equity	Inception	5 Years	3 Years	1 Year	YTD	One Month

Annualized Gross Returns	9.7%	5.8%	(5.3)%	42.6%	3.8%	0.1%
Annualized Net Returns	8.5%	4.9%	(5.9)%	41.8%	3.6%	0.1%
MSCI World Index	5.7%	3.4%	(6.8)%	37.0%	3.3%	0.0%
MSCI AC World Indexsm	5.6%	4.4%	(5.7)%	39.3%	3.3%	0.2%

	Since
US Equity	Inception	3 Years	1 Year	YTD	One Month

Multi-Cap
Annualized Gross Returns	5.0%	(0.7)%	48.5%	9.0%	2.3%
Annualized Net Returns	4.1%	(1.5)%	47.4%	8.7%	2.3%
Russell 3000® Index	0.7%	(4.6)%	40.9%	8.2%	2.2%
Mid-Cap
Annualized Gross Returns	4.0%	(2.8)%	49.3%	11.4%	3.7%
Annualized Net Returns	3.2%	(3.4)%	48.1%	11.1%	3.6%
Russell Mid-Cap® Index	2.6%	(3.3)%	50.8%	12.8%	3.8%
Small-Cap
Annualized Gross Returns	10.7%	6.4%	66.9%	16.6%	3.8%
Annualized Net Returns	9.7%	5.6%	65.3%	16.2%	3.7%
Russell 2000® Index	2.0%	(2.8)%	48.9%	15.0%	5.7%
Micro-Cap
Annualized Gross Returns	3.4%	(1.7)%	70.3%	21.8%	3.6%
Annualized Net Returns	2.5%	(2.6)%	68.7%	21.4%	3.5%
Russell 2000® Index	2.0%	(2.8)%	48.9%	15.0%	5.7%
Russell Micro-Cap® Index	(1.2)%	(6.3)%	54.5%	19.2%	8.5%

(1)	The customized index is comprised of 80% of the Merrill Lynch 1-10 year U.S. Government/Corporate Index and 20% of the JP Morgan Global Government Bond (non-U.S.) Index.

Reminiscent of the heightened volatility and risk aversion levels witnessed toward the end of 2008, the market environment in May turned decidedly negative as fears over the growing credit crisis in Europe led investors to sell equities and other risky assets. Exacerbating the impact of the declines within international equity markets was extreme weakness in the euro, leading to magnified declines for US dollar-based investors. Against this backdrop, our International Equity I and II strategies (I share class of respective SEC registered mutual fund, net of fees) generated returns of (10.85)% and (10.66)%, respectively, for the period from May 1, 2010 through May 28, 2010, while the MSCI ACWI (ex USA) generated a return of (10.68)% for the comparable period.

Preliminary assets under management as of May 28, 2010 are expected to be between $50.0 billion and $50.5 billion. Net client cash outflows for the period of May 1, 2010 through May 28, 2010 are estimated to be between $700 million and $900 million, with such net outflows primarily due to net outflows within our International Equity strategies. We have not yet finalized our determination of assets under management for May 31, 2010, and our systems are generally designed to provide month-end information, not for days during the month. Accordingly, the preliminary data set out in this paragraph is subject to adjustment that could be material as we finalize our AuM determination for May 31, 2010.

Risk Factors

An investment in our Class A common stock involves substantial risks and uncertainties. These risks and uncertainties include, among others, those listed below:

•	The loss of either of our Principals or other key investment professionals or members of our senior management team could have a material adverse effect on our business. Our ability to attract and retain qualified investment professionals is critical to our success.

•	If our investment strategies perform poorly for any reason, including due to a declining stock market, general economic downturn or otherwise, clients could withdraw their funds and we could suffer a decline in assets under management, which would reduce our earnings.

•	The historical returns of our existing investment strategies may not be indicative of their future results or of the results of investment strategies we are in the process of developing.

•	Most of our investment strategies consist of investments in the securities of issuers located outside of the United States, which involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

•	We derive a substantial portion of our revenues from a limited number of our products.

•	The deterioration in global economic and market conditions over the past two years has adversely affected and may continue to adversely affect our business.

The foregoing is not a comprehensive list of the risks and uncertainties we face. Please read the section entitled “Risk Factors” for a discussion of the risk factors you should carefully consider before deciding to invest in our Class A common stock.

Our Structure

Prior to the completion of our initial public offering (“IPO”) in September 2009 of our Class A common stock, we were a wholly owned subsidiary of Julius Baer Holding Ltd. (a Swiss corporation now known as GAM Holding Ltd., “GAM”). As a holding company, we conduct all of our business activities through Artio Global Management LLC (“Investment Adviser”), a subsidiary of Artio Global Holdings LLC (“Holdings”), our direct subsidiary and an intermediate holding company. Investment Adviser is a registered investment adviser that provides investment management services to institutional and mutual fund clients, including the Artio Global Funds.

Following our IPO and the related reorganization, our Principals each held 7.8 million New Class A Units in Holdings. They also held 7.8 million shares of our Class B common stock (“Class B common stock”), which has voting but no economic rights. Each Principal has the right to exchange New Class A Units for shares of Class A common stock on a one-for-one basis. As set forth in greater detail below, in connection with this offering and inclusive of the 3,000,000 New Class A Units each Principal exchanged for shares of Class A common stock prior to this offering, we expect Richard Pell will exchange or sell all but 600,000 New Class A Units and will surrender for cancellation all but 600,000 shares of Class B common stock and Rudolph-Riad Younes will exchange or sell all but 600,000 New Class A Units and will surrender for cancellation all but 600,000 shares of Class B common stock.

Net profits and net losses are allocated based on the ownership of New Class A Units of Holdings. Net profits and net losses of Holdings will be allocated, and distributions will be made, 98%

to us and 1% to each of our Principals after giving effect to this offering and the application of the net proceeds as described under “Use of Proceeds”.

The diagram below depicts our organizational structure immediately after the consummation of this offering and the application of the net proceeds as described under “Use of Proceeds” (assuming the underwriters do not exercise their option to purchase additional shares).

Note: Percentages in this table include 24,919 shares of fully-vested Class A common stock held by our non-employee directors, but exclude the 2,227,300 restricted stock units, each of which represents the right to receive one share of our Class A common stock upon the lapse of restrictions, which lapse over either a three- or five-year period, held by our employees (other than our Principals).

(1)	Represents shares beneficially owned by Messrs. Pell and Younes, including shares held by their respective grantor retained annuity trust (“GRAT”) as to which they retain beneficial ownership.

Exchange of New Class A Units, Purchase of New Class A Units and Repurchase of Class A Common Stock

In connection with this offering, we expect each Principal to exchange an aggregate of 5,350,000 New Class A Units for 5,350,000 shares of Class A common stock (inclusive of the 3,000,000 New Class A Units each Principal exchanged for shares of Class A common stock prior to this offering) (the “Exchange”) and to surrender an equivalent number of shares of Class B common stock on or before the date of the closing of this offering, leaving each with 2,450,000 New Class A Units.

At the time of the IPO, we entered into an exchange agreement with the Principals that granted each Principal, and certain permitted transferees, the right to exchange his New Class A Units, which represent membership interests in Holdings, for shares of our Class A common stock, on a one-for-one basis, subject to certain restrictions. Any exchange of New Class A Units is generally a taxable event for the exchanging Principal. As a result, under the exchange agreement, each Principal is permitted to sell shares of Class A common stock in connection with any exchange in an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange calculated at an assumed tax rate (the amount of shares permitted to be sold determined based upon the stock price on the date of exchange whether such shares are sold then or thereafter). The assumed tax rate, which is subject to change, is calculated assuming each Principal is a resident of New York City paying the highest individual federal, New York State and New York City tax rates, which may be higher than the actual tax rate applicable to them.

In connection with this offering, we entered into an amendment to the exchange agreement with the Principals that permits each Principal to sell a number of shares of Class A common stock to cover taxes payable upon any exchange (calculated at an assumed rate), based upon, at the irrevocable written election of the Principals or their permitted transferees at the time of the exchange, either the stock price on the date of the exchange or the offering price of the Class A common stock in the case of a public offering. In connection with the Exchange, the Principals elected to use the public offering price of the Class A common stock issued in connection with this offering.

In lieu of selling shares of our Class A common stock to cover taxes incurred upon the Exchange, in accordance with the terms of the amended exchange agreement, the Principals will enter into a unit sale and repurchase agreement with us prior to this offering, pursuant to which we will use the net proceeds of this offering to purchase 1,850,000 New Class A Units from each of the Principals upon completion of this offering, such amounts representing the amount necessary to cover taxes payable by the Principals (calculated at an assumed rate) and, if the underwriters exercise in full their option to purchase additional shares, to repurchase and retire 250,000 shares of Class A common stock from each Principal. Following the Exchange and these unit sales, Richard Pell will own 5,350,000 shares of Class A common stock and 600,000 New Class A Units, or 9.9% of our outstanding Class A common stock on a fully exchanged basis (assuming the underwriters do not exercise their option to purchase additional shares), and Rudolph-Riad Younes will own 5,350,000 shares of Class A common stock and 600,000 New Class A Units New Class A Units, or 9.9% of our outstanding Class A common stock on a fully exchanged basis (assuming the underwriters do not exercise their option to purchase additional shares).

In connection with the IPO we entered into a tax receivable agreement with our Principals. As a result of the Exchange and purchase of New Class A Units, we expect to incur payment obligations to our Principals of approximately $153.4 million in the aggregate (assuming no changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefits generated by the exchange and/or purchase of an aggregate of 14,400,000 New Class A Units) over the 15-year period from the assumed year of Exchange and purchase based on an assumed price of $21.49 per share of our Class A common stock (the last reported sale price for our Class A common stock on May 18, 2010, which is the date on which each Principal exchanged 3,000,000 shares of New Class A Units for 3,000,000 shares of Class A common stock). See “Related Party Transactions — Tax Receivable Agreement”.

Under the terms of the exchange agreement, each Principal will be permitted to sell up to 20% of the remaining shares of Class A common stock that he owns (calculated assuming all New Class A Units have been exchanged by him) on or after September 23, 2010 and an additional 20% of such remaining shares of Class A common stock on or after each of the next four anniversaries of such date. See “Related Party Transactions — Exchange Agreement”.

Following the application of the net proceeds of this offering (assuming the underwriters do not exercise their option to purchase additional shares), Richard Pell will have approximately 9.9% of the voting power in us through his ownership of the 5,350,000 shares of our Class A common stock and 600,000 shares of Class B common stock (which corresponds to an equivalent number of New Class A Units), Rudolph-Riad Younes will have approximately 9.9% of the voting power in us through his ownership of the 5,350,000 shares of our Class A common stock and 600,000 shares of Class B common stock (which corresponds to an equivalent number of New Class A Units), and GAM will have approximately 27.9% through its ownership of the shares of our Class C common stock.

The number of shares of our Class A common stock issued in connection with this offering (and related purchase by us of New Class A Units or shares of Class A common stock from our Principals) may vary from the 3,700,000 shares (or 4,200,000 shares if the underwriters exercise in full their option to purchase additional shares) currently contemplated as a result of the price at which we sell shares of our Class A common stock to the underwriters in connection with this offering. This is because the net proceeds of this offering will be used to purchase a number of New Class A Units and shares of Class A common stock from each of the Principals to generate net proceeds sufficient to cover taxes payable by them on the expected exchange or sale of an aggregate of 7,200,000 New Class A Units by each Principal in connection with this offering (which includes 3,000,000 New Class A Units previously exchanged by each Principal on May 18, 2010, the tax liability of which was determined prior to the pricing of this offering). Should either Principal exchange additional New Class A Units prior to the pricing of this offering, additional variability may result from the tax liability related to such exchange and any change in market price from the time of such exchange compared to the pricing of the offering. The table below presents a range of assumed offering prices and the resulting increase or decrease in the size of this offering (assuming the underwriters do not exercise their option to purchase additional shares) that would result from such increase or decrease in order to generate net proceeds sufficient to cover the tax liability relating to the expected exchanges and sales by each Principal in connection with this offering (inclusive of the 3,000,000 New Class A Units each Principal exchanged on May 18, 2010 and assuming that the Principals each exchange or sell an additional 4,200,000 New Class A Units on the date of the pricing of this offering).

Price per share of Class A common	Aggregate number of shares	Increase (decrease) in aggregate
stock (net of assumed underwriting	of Class A common	number of shares of Class A
discounts and commissions)	stock sold in this offering	common stock sold in this offering

$23.49	3,327,639	(372,361)
$22.49	3,381,242	(318,758)
$21.49	3,439,833	(260,167)
$20.49	3,504,144	(195,856)
$19.49	3,575,054	(124,946)
$18.49	3,653,635	(46,365)
$17.49	3,741,201	41,201
$16.49	3,839,387	139,387

Our Corporate Information

Our headquarters are located at 330 Madison Ave, New York, NY 10017. Our telephone number at this address is (212) 297-3600 and our website address is www.artioglobal.com. Information contained on our website is not part of this prospectus. The Company was incorporated on November 21, 1962 in Delaware.

THE OFFERING

Class A common stock we are offering	3,700,000 shares of Class A common stock.

Class A common stock to be outstanding immediately after this offering and the application of the net proceeds as described under “— Use of Proceeds”	42,141,675 shares of Class A common stock. If all holders of New Class A Units (other than us) immediately after this offering elected to exchange them for shares of our Class A common stock and all shares of Class C common stock were converted into shares of Class A common stock, 60,097,519 shares of Class A common stock would be outstanding immediately after this offering.

Class B common stock to be outstanding immediately after this offering and the application of the net proceeds as described under “— Use of Proceeds”	1,200,000 shares of Class B common stock. Shares of our Class B common stock have voting but no economic rights (including no rights to dividends and distributions upon liquidation). When a New Class A Unit is exchanged by a Principal for a share of Class A common stock, a share of Class B common stock held by such Principal is cancelled. At the time of the Exchange and the purchase of New Class A Units in connection with this offering, 14,400,000 shares of Class B common stock will be surrendered and cancelled.

Class C common stock to be outstanding immediately after this offering	16,755,844 shares of Class C common stock. Shares of Class C common stock have economic rights (including rights to dividends and distributions upon liquidation) equal to the economic rights of the Class A common stock. If GAM transfers any shares of Class C common stock to anyone other than any of its subsidiaries or us, such shares will automatically convert into an equal number of shares of Class A common stock. In addition, on September 29, 2011, any outstanding shares of Class C common stock will automatically convert into Class A common stock on a one-for-one basis.

Voting rights	One vote per share of Class A common stock and Class B common stock. Shares of Class C common stock have an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. GAM entered into a shareholders agreement under which it agreed that, to the extent it has voting power as a holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock. Under this shareholders agreement, as long as GAM owns shares of our Class C common stock constituting at least 10% of our outstanding common stock, it is entitled to appoint a member to our Board of Directors or to exercise observer rights. GAM has appointed an observer to our Board, but may in the future decide to appoint a member to our Board in lieu of exercising such observer rights.

Following the application of the net proceeds of this offering, our Principals will each have approximately 9.9% of the voting power in us through their respective ownership of the shares of our Class A and Class B common stock, and GAM will have approximately 27.9% through its ownership of the shares of our Class C common stock.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $65.0 million, or approximately $73.8 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based on an offering price of $18.49 per share, in each case after deducting assumed underwriting discounts payable by us.

We intend to use the net proceeds from this offering to purchase 1,850,000 New Class A Units and, if the underwriters exercise in full their option to purchase additional shares, to repurchase and retire 250,000 shares of Class A common stock, from each of Richard Pell and Rudolph-Riad Younes. We will not retain any of the net proceeds from this offering.

As a result of the Exchange and purchase of New Class A Units, we expect to incur payment obligations to our Principals of approximately $153.4 million in the aggregate (assuming no changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefits generated by the exchange and/or purchase of an aggregate of 14,400,000 New Class A Units) over the 15-year period from the assumed year of Exchange and purchase based on an assumed price of $21.49 per share of our Class A common stock (the last reported sale price for our Class A common stock on May 18, 2010, which is the date on which each Principal exchanged 3,000,000 shares of New Class A Units for 3,000,000 shares of Class A common stock). See “Related Party Transactions — Tax Receivable Agreement”.

Dividend policy	In respect of each of the last quarter of 2009 and the first quarter of 2010, we declared a cash dividend of $0.06 per share of Class A and Class C common stock.

The declaration and payment of all future dividends, if any, will be at the sole discretion of our Board of Directors and may be discontinued at any time. In determining the amount of any future dividends, our Board of Directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from our operating company. See “Dividend Policy”.

As a holding company, we have no material assets other than our ownership of New Class A Units of Holdings and, accordingly, depend on distributions from it to fund any dividends we may pay. We intend to cause it to make distributions to us with available cash generated from its subsidiaries’ operations in an amount sufficient to cover dividends, if any, declared by us. If Holdings makes such distributions, the other holders of New Class A Units will be entitled to receive equivalent distributions on a pro rata basis.

Risk Factors	The “Risk Factors” section included in this prospectus contains a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.

New York Stock Exchange symbol	“ART”

The number of shares of Class A common stock outstanding immediately after this offering excludes:

•	1,200,000 shares of Class A common stock reserved for issuance upon the exchange of the remaining New Class A Units held by the Principals and 16,755,844 shares of Class A common stock reserved for issuance upon the conversion of the Class C common stock held by GAM;

•	7,319,502 shares of Class A common stock reserved for issuance under the Artio Global Investors Inc. 2009 Stock Incentive Plan; and

•	2,277,300 shares of Class A common stock, reserved for delivery upon vesting of outstanding restricted stock units.

SUMMARY SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth the summary historical and pro forma consolidated financial and other data for Artio Global Investors Inc. and subsidiaries as of the dates and for the periods indicated. In accordance with Securities and Exchange Commission’s Staff Accounting Bulletin Topic 4:C, the summary of selected consolidated statement of income data for the years ended December 31, 2009, 2008 and 2007, and the three months ended March 31, 2009 give retroactive effect to a 10,500:1 stock split that was effected as of August 28, 2009. The summary of selected consolidated statement of income data for the years ended December 31, 2009, 2008 and 2007, and the selected consolidated statement of financial position data as of December 31, 2009 and 2008 have been derived from our audited consolidated financial statements, included elsewhere in the prospectus or incorporated by reference herein. The selected consolidated statement of income data for the three months ended March 31, 2010 and 2009 and the consolidated statement of financial position data as of March 31, 2010 have been derived from our unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods presented therein. Our results for the three months ended March 31, 2010 and 2009 are not necessarily indicative of our results for a full fiscal year.

The unaudited pro forma consolidated financial data table gives effect to all of the transactions described under “Unaudited Pro Forma Consolidated Financial Information”, including the reversal of the effect of certain transactions related to the IPO, as well as the issuance of 3,700,000 shares of Class A common stock in connection with this offering, the Exchange and the purchase of 1,850,000 New Class A Units from each of our Principals.

You should read the summary selected historical and pro forma consolidated financial and other data in conjunction with “Unaudited Pro Forma Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical consolidated financial statements and related notes and the unaudited pro forma financial statements and related notes included elsewhere in this prospectus or incorporated by reference into this prospectus.

	Historical					Pro Forma
				Three Months		Three Months
				Ended		Ended	Year Ended
	Years Ended December 31,			March 31,		March 31,	December 31,
	2009	2008	2007	2010	2009	2010	2009
	(In thousands, except per share data)

Statement of Income Data:
Revenues and other operating income:
Investment management fees	$305,335	$425,003	$445,558	$85,287	$62,816	$85,287	$305,335
Net gains (losses) on securities held for deferred compensation	1,970	(2,856)	—	321	(273)	321	1,970
Foreign currency gains (losses)	87	(101)	186	23	(16)	23	87

Total revenues and other operating income	307,392	422,046	445,744	85,631	62,527	85,631	307,392
Expenses:
Employee compensation and benefits
Salaries, incentive compensation and benefits	79,036	92,487	92,277	25,169	16,940	24,726	88,274
Allocation of Class B profits interests	33,662	76,074	83,512	—	10,215	—	—
Change in redemption value of Class B profits interests	266,110	54,558	76,844	—	18,126	—	—
Tax Receivable Agreement	97,909	—	—	—	—	—	—

	Historical						Pro Forma
				Three Months			Three Months
				Ended			Ended	Year Ended
	Years Ended December 31,			March 31,			March 31,	December 31,
	2009	2008	2007	2010	2009		2010	2009
	(In thousands, except per share data)

Total employee compensation and benefits	476,717	223,119	252,633	25,169		45,281	24,726	88,274
Shareholder servicing and marketing	16,886	23,369	25,356	4,548		3,069	4,548	16,886
General and administrative	42,317	62,833	50,002	10,285		8,174	10,285	34,144

Total expenses	535,920	309,321	327,991	40,002		56,524	39,559	139,304

Non-operating income (loss)	(1,395)	3,181	7,034	(661)		(81)	(661)	(3,592)

Income (loss) from continuing operations before income tax expense	(229,923)	115,906	124,787	44,968		5,922	45,411	164,496
Income tax expense	134,287	54,755	58,417	14,767		2,877	19,142	69,830

Income from continuing operations	(364,210)	61,151	66,370	30,201		3,045	26,269	94,666
Income from discontinued operations, net of taxes	—	—	1,616	—		—	—	—

Net income (loss)	(364,210)	61,151	67,986	30,201		3,045	26,269	94,666
Less: Net income attributable to non-controlling interests	14,104	—	—	11,333		—	874	3,252

Net income (loss) attributable to Artio Global Investors	$(378,314)	$61,151	$67,986	$18,868		$3,045	$25,395	$91,414

Income (loss) from continuing operations	$(8.88)	$1.46	$1.58	$0.42		$0.07	$0.43	$1.55
Income from discontinued operations, net of taxes	—	—	0.04	—		—	—	—

Net income (loss) attributable to Artio Global Investors per share information —
Basic:	$(8.88)	$1.46	$1.62	$0.42		$0.07	$0.43	$1.55
Diluted:	(8.88)	1.46	1.62	0.42		0.07	$0.43	$1.55

Cash dividends per basic share	$5.16	$2.79	$1.43	$0.06	$		$	$
Weighted average shares used to calculate per share information —
Basic:	42,620	42,000	42,000	44,460		42,000	59,304	58,890
Diluted:	42,620	42,000	42,000	44,629		42,000	60,510	60,090

	As of	As of
	December 31,	December 31,	As of March 31, 2010
	2009	2008	Historical	Pro Forma
	(In thousands)

Statement of Financial Position Data:
Cash and cash equivalents	$60,842	$86,563	$74,771	$74,771
Total assets	195,954	319,476	210,077	390,559
Accrued compensation and benefits	31,478	268,925	10,896	10,896
Long-term debt	60,000	—	60,000	60,000
Total liabilities	191,973	286,231	176,094	329,504
Total stockholders’ equity	6,892	33,245	26,497	60,479
Non-controlling interests	(2,911)	—	7,486	576

Total equity	$3,981	$33,245	$33,983	$61,055

	Years Ended December 31,			Three Months Ended March 31,
	2009	2008	2007	2010	2009
	(In millions)

Selected Unaudited Operating Data (excluding legacy activities):
Assets under management(1)	$55,993	$45,200	$75,362	$56,417	$38,941
Net client cash flows(2)	338	1,930	12,150	95	222
Market appreciation (depreciation)(3)	10,455	(32,092)	9,726	329	(6,481)

(1)	Reflects the amount of money our clients have invested in our strategies as of the period-end date.

(2)	Reflects the amount of money our clients have invested in our strategies during the period, net of outflows and excluding appreciation (depreciation) due to changes in market value.

(3)	Represents the appreciation (depreciation) of the value of assets under our management during the period due to market performance and fluctuations in exchange rates.

RISK FACTORS

We face a variety of significant and diverse risks, many of which are inherent in our business. Described below are certain risks that we currently believe could materially affect us. Other risks and uncertainties that we do not presently consider to be material or of which we are not presently aware may become important factors that affect us in the future. The occurrence of any of the risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow. You should carefully consider each of the risks below, together with all other information contained in or incorporated by reference in, this prospectus before deciding to invest in shares of our Class A common stock.

Risks Related to our Business

The loss of any key investment professionals, including Messrs. Pell and Younes, or members of our senior management team and senior marketing personnel could have a material adverse effect on our business.

We depend on the skills and expertise of qualified investment professionals and our success depends on our ability to retain the key members of our investment team and to attract new qualified investment professionals. In particular, we depend on Messrs. Pell and Younes, who were the architects of our International Equity strategies. Messrs. Pell and Younes, as well as other key members of our investment team, possess substantial experience in investing and have developed strong relationships with our clients. The purchase of New Class A Units and repurchase of Class A common stock in connection with this offering will result in a reduction in the interests Messrs. Pell and Younes hold in us and in Holdings. The loss of either of Messrs. Pell or Younes or any of our other key investment professionals could limit our ability to successfully execute our business strategy and may prevent us from sustaining the performance of our investment strategies or adversely affect our ability to retain existing and attract new client assets. In addition, our investment professionals and senior marketing personnel have direct contact with our institutional separate account clients and their consultants, and with key individuals within each of our other distribution sources and the loss of these personnel could jeopardize those relationships and result in the loss of such accounts. We do not carry any “key man” insurance that would provide us with proceeds in the event of the death or disability of Messrs. Pell or Younes or other key members of senior management, our investment team, or senior marketing personnel.

We also anticipate that it will be necessary for us to hire additional investment professionals, both within our existing teams and as we further diversify our investment products and strategies. Competition for employees with the necessary qualifications is intense and we may not be successful in our efforts to recruit and retain the required personnel. Our ability to retain and attract these personnel will depend heavily on the amount of compensation we offer. Compensation levels in the investment management industry are highly competitive and can fluctuate significantly from year to year. Consequently, our profitability could decline as we compete for personnel. An inability to recruit and retain qualified personnel could affect our ability to provide acceptable levels of service to our clients and funds and hinder our ability to attract new clients and investors to our strategies, each of which could have a material adverse effect on our business.

If our investment strategies perform poorly, clients could withdraw their funds and we could suffer a decline in assets under management and/or become subject to litigation which would reduce our earnings.

The performance of our investment strategies is critical in retaining existing clients as well as attracting new clients. If our investment strategies perform poorly, as our International Equity strategies did in 2009 and in the first quarter of 2010, our earnings could be reduced because:

•	our existing clients may withdraw their funds from our investment strategies, which would cause the revenues that we generate from investment management fees to decline;

•	our Morningstar and Lipper ratings may decline, which may adversely affect our ability to attract new assets or retain existing assets, especially assets in the Artio Global Funds;

•	third-party financial intermediaries, advisors or consultants may rate our investment products poorly, which may lead our existing clients to withdraw funds from our investment strategies or to reduce asset inflows from these third parties or their clients; or

•	the mutual funds and other investment funds that we advise or sub-advise may decide not to renew or to terminate the agreements pursuant to which we advise or sub-advise them and we may not be able to replace these relationships.

Our investment strategies can perform poorly for a number of reasons, including general market conditions and investment decisions that we make. For instance, heading into 2009, our positioning in International Equity proved too defensive, as markets turned decidedly positive in March. This caused performance to suffer as markets improved. The rallies witnessed in financials and emerging markets in early March 2009 in response to global stimulus, led to our underperformance given our underweight to both of these areas. Although we made adjustments during this period, the speed and amplitude of the move negatively impacted us and as a result, we significantly underperformed relative to our respective benchmarks in 2009. During the second half of the year, the strategies were repositioned to take advantage of positive market tailwinds which had a stabilizing effect, resulting in more muted underperformance for the second half of 2009, but our full year results did trail the index, which could impact net client cash inflows in 2010. During the first quarter of 2010, the continued underweight Japan and overweight to Europe and emerging markets, hindered performance in January and February, but proved beneficial to relative performance in March. In contrast, when our strategies experience strong results relative to the market or other asset classes, clients’ allocations to our strategies may increase relative to their other investments and we could suffer withdrawals as our clients rebalance their investments to fit their asset allocation preferences.

While clients do not have legal recourse against us solely on the basis of poor investment results, if our investment strategies perform poorly, we are more likely to become subject to litigation brought by dissatisfied clients. In addition, to the extent clients are successful in claiming that their losses resulted from fraud, negligence, willful misconduct, breach of contract or other similar misconduct, such clients may have remedies against us, our investment funds, our investment professionals and/or our affiliates under the federal securities law and/or state law.

The historical returns of our existing investment strategies may not be indicative of their future results or of the investment strategies we are in the process of developing.

We have presented the historical returns of our existing investment strategies under “Business — Investment Strategies, Products and Performance”. The historical returns of our strategies and the rankings we have received in the past should not be considered indicative of the future results of these strategies or of any other strategies that we may be in the process of developing or that we may develop in the future. Our strategies’ returns have benefited during some periods from investment opportunities and positive economic and market conditions. More recent general economic and market conditions have negatively affected investment opportunities and our strategies’ returns, and there can be no assurance that such negative conditions will not continue or that, in the future, we will be able to identify and invest in profitable investment opportunities within our current or future strategies. For example, in 2009, our International Equity strategies performed well below historical averages on a relative basis.

Most of our investment strategies consist of investments in the securities of companies located outside of the United States, which may involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

As of March 31, 2010, approximately 82% of our assets under management across our investment strategies were invested in strategies that primarily invest in securities of companies located outside the United States. Fluctuations in foreign currency exchange rates could negatively affect the returns of our clients who are invested in these strategies. In addition, an increase in the value of the U.S. dollar relative to non-U.S. currencies is likely to result in a decrease in the U.S. dollar value of our assets under management, which, in turn, could result in lower U.S.-dollar denominated revenue.

Investments in non-U.S. issuers may also be affected by tax positions taken in countries or regions in which we are invested as well as political, social and economic uncertainty, particularly as a result of the recent decline in economic conditions. Many financial markets are not as developed, or as efficient, as the U.S. financial market, and, as a result, liquidity may be reduced and price volatility may be higher. Liquidity may also be adversely affected by political or economic events within a particular country, and by increasing the size of our investments in smaller non-U.S. issuers. Non-U.S. legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information in respect of such companies. These risks could adversely affect the performance of our strategies that are invested in securities of non-U.S. issuers.

Recent economic conditions in certain European Union member states, Greece in particular, have adversely affected investor sentiment, particularly with respect to international investments. As the Greek government has attempted to tackle its debt crisis, concerns have grown over other members of European Union with swelling debt levels, including, Spain, Portugal, Italy and Ireland. As concerns over an escalating eurozone sovereign debt crisis have intensified, the U.S. dollar has strengthened against most major currencies.

Difficult market conditions can adversely affect our business in many ways, including by reducing the value of our assets under management and causing clients to withdraw funds, each of which could materially reduce our revenues and adversely affect our financial condition.

The fees we earn under our investment management fee agreements are typically based on the market value of our assets under management. Investors in open-end funds can redeem their investments in those funds at any time without prior notice and our clients may reduce the aggregate amount of assets under management with us for any number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. Clients in commingled funds and separately managed accounts may redeem their investments typically with 30 to 60 days’ notice. In addition, the prices of the securities held in the portfolios we manage may decline due to any number of factors beyond our control, including, among others, a declining stock market, general economic downturn, political uncertainty or acts of terrorism. During extreme periods of market illiquidity, we may be forced to accept a lower price on securities in order to meet redemption requests. As we have seen in connection with the market dislocations of 2008 and 2009, in difficult market conditions, the pace of client redemptions or withdrawals from our investment strategies could accelerate if clients move assets to investments they perceive as offering greater opportunity or lower risk. Any of these sources of declining assets under management would result in lower investment management fees.

For example, during 2008 and the early part of 2009, the global economic and financial crisis led to dramatic declines across financial markets. Global equity markets fell, particularly as the financial crisis intensified in the third and fourth quarters of 2008 and the first quarter of 2009. The sizeable declines in stock prices worldwide resulted in substantial withdrawals from equity funds during 2008 throughout the asset management industry. Although the economic environment began to improve in early March of 2009 and continued to gain momentum throughout the year in response to substantial global stimulus efforts resulting in improved returns for global stocks and bonds and positive flows into equity and fixed income products over that time period, the recent credit crisis faced by Greece, Portugal, Spain and other indebted countries has led to a dramatic increase in volatility across markets. While the governments of the 16 euro nations have agreed to a package to contain the crisis, it remains to be seen how effective this will be in calming financial markets and the effect it will have on potential redemptions or withdrawals by our clients and/or our investment performance.

Our ability to retain and attract qualified employees is critical to the success of our business and the failure to do so may materially adversely affect our performance.

Our people are our most important resource and competition for qualified employees is intense. In order to attract and retain qualified employees, we must compensate our employees at competitive rates and we strive to remain above the median for our peer group. Typically employee compensation is a significant expense, is highly variable and changes with performance. If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, or if compensation costs required to attract and retain employees increase, our performance, including our competitive position, could be materially adversely affected. Our compensation program is designed to attract, retain and motivate employees, however, in the event our investment strategies underperform or there is a general deterioration of market conditions, a lack of motivation or productivity among employees may result, even if compensation levels remain competitive.

Additionally, we have begun to incorporate equity awards as part of our compensation strategy and as a means for recruiting and retaining this highly skilled talent. A decline in our stock price could result in a significant deterioration in the value of restricted stock units granted, thus lessening the effectiveness of retaining employees through stock-based awards. There can be no assurance that we will continue to successfully attract and retain key personnel.

We derive a substantial portion of our revenues from a limited number of our strategies.

As of March 31, 2010, 81% of our assets under management were concentrated in the International Equity I and International Equity II strategies, and 89% of our investment management fees for the quarter ended March 31, 2010 were attributable to fees earned from those strategies. As a result, our operating results are substantially dependent upon the performance of those strategies and our ability to attract positive net client flows and retain assets within those strategies. In addition, our smaller strategies, due to their size, may not be able to generate sufficient fees to cover their expenses. If a significant portion of the investors in either the International Equity I or International Equity II strategies decided to withdraw their investments or terminate their investment management agreements for any reason, including poor investment performance or adverse market conditions, our revenues from those strategies would decline and it could have a material adverse effect on our earnings.

We derive substantially all of our revenues from contracts that may be terminated on short notice.

We derive substantially all of our revenues from investment advisory and sub-advisory agreements, almost all of which are terminable by clients upon short notice. Our investment management agreements with proprietary funds, as required by law, are generally terminable by the funds’ board of directors, or a vote of the majority of the funds’ outstanding voting securities on not more than 60 days’ written notice. After an initial term, each fund’s investment management agreement must be approved and renewed annually by the independent members of such fund’s board of directors. Our sub-advisory agreements are generally terminable on not more than 60 days’ notice. These investment management agreements may be terminated or not renewed for any number of reasons. The decrease in revenues that could result from the termination of a material contract could have a material adverse effect on our business.

We depend on third-party distribution sources to market our investment strategies and access our client base.

Our ability to grow our assets under management is highly dependent on access to third-party intermediaries, including RIAs and broker dealers. We also provide our services to retail clients through mutual fund platforms and sub-advisory relationships. As of March 31, 2010, our largest mutual fund platform represented approximately 10% of our total assets under management, our largest intermediary accounted for approximately 5% of our total assets under management and our largest sub-advisory relationship represented approximately 2% of our total assets under management. We cannot assure you that these sources and client bases will continue to be accessible to us on commercially reasonable terms, or at all. The absence of such access could have a material adverse effect on our earnings. Our institutional separate account business is highly dependent upon referrals from pension fund consultants. Many of these consultants review and evaluate our products and our firm from time to time. Poor reviews or evaluations of either a particular product or of us may result in client withdrawals or may impair our ability to attract new assets through these intermediaries. As of March 31, 2010, the consultant advising the largest portion of our client assets under management represented approximately 5% of our assets under management. In addition, the recent economic downturn and consolidation in the broker-dealer industry have led to increased competition to market through broker dealers and higher costs, and may lead to reduced distribution access and further cost increases.

The significant growth we have experienced over the past six years may not be indicative of future growth.

Our assets under management have increased from approximately $7.5 billion as of December 31, 2003 to approximately $56.3 billion as of April 30, 2010. The growth of our business will depend on, among other things, global market conditions and volatility, our ability to devote sufficient resources to maintaining existing investment strategies and developing new investment strategies, our success in producing attractive returns from our investment strategies, our ability to extend our distribution capabilities, our ability to deal with changing market conditions, our ability to maintain adequate financial and business controls and our ability to comply with new legal and regulatory requirements arising in response to both the increased sophistication of the investment management market and the significant market and economic events of the last two years. In addition, the growth in our assets under management since December 31, 2004 has benefited from a general depreciation of the U.S. dollar relative to many of the currencies in which we invest and such currency trends may not continue, as evidenced by recent volatility and strengthening of the U.S. dollar. If we believe that in order to continue to produce attractive returns from our investment strategies we should close certain of those strategies to new investors, we may choose to do so. In addition, we expect there to be significant demand on our infrastructure and investment team and we cannot assure you that we will be able to manage our growing business effectively or that we will be able to sustain the level of growth we have achieved historically, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

Our failure to comply with investment guidelines set by our clients, including the boards of mutual funds, could result in damage awards against us and a loss of assets under management, either of which could cause our earnings to decline.

As an investment advisor, we have a fiduciary duty to our clients. When clients retain us to manage assets on their behalf, they generally specify certain guidelines regarding investment allocation and strategy that we are required to follow in the management of their portfolios. In addition, the boards of mutual funds we manage generally establish similar guidelines regarding the investment of assets in those funds. We are also required to invest the mutual funds’ assets in accordance with limitations under the Investment Company Act of 1940, as amended (the “1940 Act”) and applicable provisions of the Internal Revenue Code of 1986, as amended. Our failure to comply with these guidelines and other limitations could result in losses to a client or an investor in a fund which, depending on the circumstances, could result in our making clients or fund investors whole for such losses. If we believed that the circumstances did not justify a reimbursement, or clients and investors believed the reimbursement offered was insufficient, they could seek to recover damages from us or could withdraw assets from our management or terminate their investment management agreement. Any of these events could harm our reputation and cause our earnings to decline.

We outsource a number of services to third-party vendors and if they fail to perform properly, we may suffer financial loss and liability to our clients.

We have developed a business model that is primarily focused on our investment strategies. Accordingly, we seek to outsource, whenever appropriate, support functions. The services we outsource include middle- and back-office activities such as trade confirmation, trade settlement, custodian reconciliations, investment performance calculations and client reporting services as well as our front-end trading system and data center, data replication, file transmission, secure remote access and disaster recovery services. The ability of the third-party vendors to perform their functions properly is highly dependent on the adequacy and proper functioning of their communication, information and computer systems. If these systems of the third-party vendors do not function properly, or if the third-party vendors fail to perform their services properly or choose to discontinue providing services to us for any reason, or if we are unable to renew any of our key contracts on similar terms or at all, it could cause our earnings to decline or we could suffer financial losses, business disruption, liability to clients, regulatory intervention or damage to our reputation.

Operational risks may disrupt our business, result in losses or limit our growth.

We are heavily dependent on the capacity and reliability of the communications, information and technology systems supporting our operations, whether owned and operated by us or by third parties. Operational risks such as trading errors or interruption of our financial, accounting, trading, compliance and other data processing systems, whether caused by fire, other natural disaster or pandemic, power or telecommunications failure, act of terrorism or war or otherwise, could result in a disruption of our business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect our business. The risks related to trading errors are increased by the recent extraordinary market volatility, which can magnify the cost of an error. For example, in 2008 we suffered trading errors that cost us approximately $5.5 million. Insurance and other safeguards might not be available or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations and/or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures. We also depend on access to our headquarters in New York City, where a majority of our employees are located, for the continued operation of our business. Any significant disruption to our headquarters could have a material adverse effect on us.

Employee misconduct could expose us to significant legal liability and reputational harm.

We are vulnerable to reputational harm as we operate in an industry where integrity and the confidence of our clients are of critical importance. Our employees could engage in misconduct that adversely affects our business. For example, if an employee were to engage in illegal or suspicious activities, we could be subject to regulatory sanctions and suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), financial position, client relationships and ability to attract new clients. Our business often requires that we deal with confidential information. If any of our employees were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in an adverse effect on our reputation and our business.

If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, assess and manage the full spectrum of our risks including, market, fiduciary, operational, legal, regulatory and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation, or as a result of the lack of adequate, accurate or timely information or otherwise. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results. Additionally, we could be subject to litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks in client portfolios may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks in those portfolios or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause portfolio losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses in the value of client portfolios and therefore a reduction in our revenues.

Our failure to adequately address conflicts of interest could damage our reputation and materially adversely affect our business.

Potential, perceived and actual conflicts of interest are inherent in our existing and future investment activities. For example, certain of our strategies have overlapping investment objectives and potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities among those strategies. In addition, investors (or holders of our Class A common stock) may perceive conflicts of interest regarding investment decisions for strategies in which our investment professionals, who have and may continue to make significant personal investments, are personally invested. Potential, perceived or actual conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Adequately addressing conflicts of interest is complex and difficult and we could suffer significant reputational harm if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest.

Our use of leverage may expose us to substantial risks that may adversely affect our growth strategy and business.

In September 2009, Holdings established a $110.0 million credit facility consisting of a $60.0 million three-year term credit facility and a $50.0 million three-year revolving credit facility. In October 2009, Holdings borrowed $60.0 million under the term credit facility. The incurrence of this debt exposes us to the typical risks associated with the use of leverage. Increased leverage makes it more difficult for us to withstand adverse economic conditions or business plan variances, to take advantage of new business opportunities, or to make necessary capital expenditures. The agreements governing our debt facilities contain covenant restrictions that limit our ability to conduct our business, including restrictions on our ability to incur additional indebtedness. A substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Our level of indebtedness may make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business, regulatory and economic conditions.

We are subject to risks relating to new initiatives which may adversely affect our growth strategy and business.

A key component of our growth strategy is to focus on achieving superior, long-term investment performance. Any new initiative we pursue will be subject to numerous risks, some unknown and some known, which may be different from and in addition to the risks we face in our existing business, including, among others, risks associated with newly established strategies without any operating history, risks associated with potential, perceived or actual conflicts of interest, risks relating to the misuse of confidential information, risks due to potential lack of liquidity in the securities in which these initiatives invest and risks due to a general lack of liquidity in the global financial market that could make it harder to obtain equity or debt financing.

In developing any new initiatives, we may decide to utilize the expertise and research of our current investment professionals, which may place significant strain on resources and distract our investment professionals from the strategies that they currently manage. This reliance on our existing investment teams may also increase the possibility of a conflict of interest arising, given the differing fee structures associated with these new initiatives. Our growth strategy may require significant investment, including capital commitments to seed new products and to fund additional operating expenses as well as the hiring of additional investment professionals, which may place significant strain on our financial, operational and management resources. We cannot assure you that we will be able to achieve our growth strategy or that we will succeed in any new initiatives. Failure to achieve or manage such growth could have a material adverse effect on our business, financial condition and results of operations. See “Business — Investment Strategies, Products and Performance — New Initiatives”.

Failure to effectively manage our cash flow, liquidity and capital position could negatively affect our business.

We expect to fund our currently planned operations with existing capital resources, including cash flows from operations and our debt facility. We remain in the process of strengthening our liquidity and capital position. If we are unable to effectively manage our cash flows and liquidity position or unable to continue to generate and maintain positive operating cash flows and operating income in the future, we may not be able to repay our debt obligations, compensate for an increase in expenses, pay dividends to stockholders or invest in our business.

Failure to comply with “fair value” pricing, “market timing” and late trading policies and procedures may adversely affect us.

The SEC has adopted rules that require mutual funds to adopt “fair value” pricing procedures to address time zone arbitrage, selective disclosure procedures to protect mutual fund portfolio information and procedures to ensure compliance with a mutual fund’s disclosed market timing policy. Recent SEC rules also require our mutual funds to ensure compliance with their own market timing policies. Our mutual funds are subject to these rules and, in the event of our non-compliance, we may be required to disgorge certain revenue. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation, any of which could decrease our future income, or negatively affect our current business or our future growth prospects. During periods of market volatility there is often an increased need to adjust a security’s price to approximate its fair value. This in turn increases the risk that we could breach the fair value pricing and market timing rules.

We may not be able to maintain our current fee structure as a result of industry pressure to reduce fees or as a result of changes in our business mix, which could have an adverse effect on our profit margins and results of operations.

We may not be able to maintain our current fee structure as a result of industry pressures to reduce fees or as a result of changes in our business mix. Although our investment management fees vary from product to product, historically we have competed primarily on the basis of our performance and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a general trend toward lower fees in the investment management industry. In order to maintain our fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that incentivize our investors to pay our fees. We cannot assure you that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure.

The board of directors of each mutual fund we manage must make certain findings as to the reasonableness of our fees and can renegotiate them annually which, in the past, led to a reduction in fees. Fee reductions on existing or future new business could have an adverse effect on our profit margins and/or results of operations.

The cost of insuring our business and providing benefits to our employees is substantial and may increase.

Our insurance costs and the costs of our benefit plans are substantial and have increased in recent years. In 2009, insurance costs increased as coverage was extended to meet the needs of being a public company. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. As we renew our insurance policies, we may be subject to additional costs resulting from rising premiums, the assumption of higher deductibles and/or co-insurance liability and, to the extent certain of our U.S. funds purchase separate director and officer and/or error and omission liability coverage, an increased risk of insurance companies disputing responsibility for joint claims. Higher insurance costs and incurred deductibles would reduce our net income.

A change of control of our Company could result in termination of our investment advisory agreements.

Under the 1940 Act, each of the investment advisory agreements for SEC-registered mutual funds that our subsidiary, Investment Adviser, advises automatically terminates in the event of an assignment. Each fund’s board and shareholders must therefore approve a new agreement in order for our subsidiary to continue to act as its advisor. In addition, under the Advisers Act each of the investment advisory agreements for the separate accounts we manage may not be “assigned” without the consent of the client.

An assignment of our subsidiary’s investment management agreements may occur if, among other things, Investment Adviser undergoes a change of control. If such an assignment occurs, we cannot be certain that Investment Adviser will be able to obtain the necessary approvals from the boards and shareholders of the SEC- registered funds that it advises, or the necessary consents from clients whose funds are managed pursuant to separate accounts. Under the 1940 Act, if an SEC-registered fund’s investment advisor engages in a transaction that results in the assignment of its investment management agreement with the fund, the advisor may not impose an “unfair burden” on that fund as a result of the transaction for a two-year period after the transaction is completed. Our IPO constituted a change of control for purposes of the 1940 Act. We obtained all necessary approvals in connection with the IPO, but for the two years following the IPO, we will remain subject to the limits on “unfair burdens” which could be adverse to our interests.

Risks Related to our Industry

We are subject to extensive regulation.

We are subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the Exchange Act, the 1940 Act and the Advisers Act, by the Department of Labor under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, as well as regulation by the Financial Industry Regulatory Authority, Inc., or FINRA, and state regulators. The mutual funds we manage are registered with the SEC as investment companies under the 1940 Act. The Advisers Act imposes numerous obligations on investment advisors including record keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities. The 1940 Act imposes similar obligations, as well as additional detailed operational requirements, on registered investment companies, which must be strictly adhered to by their investment advisors.

In addition, our mutual funds are subject to the USA PATRIOT Act of 2001, which requires each fund to know certain information about its clients and to monitor their transactions for suspicious financial activities, including money laundering. The U.S. Office of Foreign Assets Control, or OFAC, has issued regulations requiring that we refrain from doing business, or allowing our clients to do business through us, in certain countries or with certain organizations or individuals on a list maintained by the U.S. government. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of the registration of any of our subsidiaries as a registered investment advisor.

In addition to the extensive regulation to which our asset management business is subject in the United States, we are also subject to regulation internationally by the Ontario Securities Commission, the Irish Financial Institutions Regulatory Authority and the Hong Kong Securities and Futures Commission. Further, as our international distribution channels expand, we will be subject to an increasing amount of international regulation. Our business is already subject to the rules and regulations of the more than 40 countries in which we currently conduct investment activities. Failure to comply with applicable laws and regulations in the foreign countries where we invest could result in fines, suspensions of personnel or other sanctions. See “Regulatory Environment and Compliance”.

The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight may adversely affect our business.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and while there is an ordinary evolution to regulation, we believe there will be significant regulatory changes in our industry, which will result in subjecting participants to additional regulation. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us, and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities, including through customer protection and market conduct requirements. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us and our clients may adversely affect our business. Our ability to function in this environment will depend on our ability to constantly monitor and promptly react to legislative and regulatory changes. For investment management firms in general, there have been a number of highly publicized regulatory inquiries that focus on the mutual fund industry. These inquiries already have resulted in increased scrutiny in the industry and new rules and regulations for mutual funds and their investment managers. This regulatory scrutiny may limit our ability to engage in certain activities that might be beneficial to our stockholders. See “Regulatory Environment and Compliance”.

In addition, as a result of the recent economic downturn, acts of serious fraud in the asset management industry and perceived lapses in regulatory oversight, U.S. and non-U.S. governmental and regulatory authorities may increase regulatory oversight of our businesses. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

The investment management business is intensely competitive.

The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, continuity of investment professionals and client relationships, the quality of services provided to clients, corporate positioning and business reputation, continuity of selling arrangements with intermediaries and differentiated products. A number of factors, including the following, serve to increase our competitive risks:

•	a number of our competitors have greater financial, technical, marketing and other resources, better name recognition and more personnel than we do;

•	there are relatively low barriers impeding entry to new investment funds, including a relatively low cost of entering these businesses;

•	the recent trend toward consolidation in the investment management industry, and the securities business in general, has served to increase the size and strength of a number of our competitors;

•	some investors may prefer to invest with an investment manager that is not publicly traded based on the perception that publicly traded companies focus on growth to the detriment of performance;

•	some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than our investment approach;

•	some competitors may have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities; and

•	other industry participants, hedge funds and alternative asset managers may seek to recruit our qualified investment professionals.

If we are unable to compete effectively, our earnings would be reduced and our business could be materially adversely affected.

The investment management industry faces substantial litigation risks which could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

We depend to a large extent on our network of relationships and on our reputation in order to attract and retain clients. If a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of our clients that could result in substantial losses to them. If our clients suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment and/or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price.

As a public company, we must maintain effective internal control over financial reporting and we must produce a management assessment in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 for the period ended December 31, 2010. While management believes that our internal control over financial reporting was effective as of March 31, 2010, because internal control over financial reporting is complex and may change over time to adapt to changes in our business, we cannot assure you that our internal control over financial reporting will be effective in the future. If we are not able to maintain effective internal control over financial reporting, we may not be able to produce reliable financial reporting and our independent registered public accounting firm may not be able to certify the effectiveness of our internal control over financial reporting as of the required dates. Matters affecting our internal controls may cause us to be unable to report our financial information accurately and/or on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our credit facility. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we report, or our independent registered public accounting firm reports, a material weakness in our internal control over financial reporting. This could lead to a material adverse effect on our business, a decline in our share price and impair our ability to raise capital.

Risks Relating to our Structure

Our ability to pay regular dividends to our stockholders is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

We intend to continue to pay cash dividends to holders of our Class A and Class C common stock on a quarterly basis. Our Board of Directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of our subsidiaries to generate earnings and cash flows and distribute them to us so that we may pay dividends to our stockholders. We expect to cause Holdings to make distributions to its members, including us. However, its ability to make such distributions will be subject to its operating results, cash requirements and financial condition, the applicable provisions of Delaware law which may limit the amount of funds available for distribution to its members, its compliance with covenants and financial ratios related to existing or future indebtedness, and its other agreements with third parties. In addition, each of the companies in the corporate chain must manage its assets, liabilities and working capital in order to meet all of its cash obligations, including the payment of dividends or distributions. As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A and Class C common stock.

Our ability to pay taxes and expenses may be limited by our holding company structure and applicable provisions of Delaware law.

As a holding company, we have no material assets other than our ownership of New Class A Units of Holdings and we have no independent means of generating revenue. Holdings is treated as a partnership for U.S. federal and state income tax purposes and, as such, is not subject to U.S. federal and state income tax. Instead, taxable income is allocated to its members, i.e. to us and the Principals. Accordingly, we incur income taxes on our proportionate share of any net taxable income of Holdings and also incur expenses related to our operations. We intend to cause Holdings to distribute cash to its members (i.e. to us and the Principals). However, its ability to make such distributions is subject to various limitations and restrictions as set forth in the preceding risk factor. If, as a consequence of these various limitations and restrictions, we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds and thus, our liquidity and financial condition could be materially adversely affected.

We may not be able to realize all or a portion of the tax benefits of any depreciation or amortization deductions that we currently expect to be available (and that are currently reflected in our pro forma balance sheet) resulting from the Principals’ exchanges of New Class A Units and our purchase of other New Class A Units from the Principals.

Our ability to benefit from any depreciation or amortization deductions, which we currently expect to be available as a result of the increases in tax basis created by the Principals’ exchanges of New Class A Units and our purchase of other New Class A Units from the Principals, depends on a number of assumptions, including that we earn sufficient taxable income each year during the 15-year period over which such deductions are available and that there are no adverse changes in applicable law or regulations. Our pro forma balance sheet reflects a deferred tax asset, a corresponding liability for amounts due under the tax receivable agreement and an increase in stockholders’ equity related to our 15% share of this expected benefit. If our actual taxable income were insufficient and/or there were adverse changes in applicable law or regulations, we may be unable to realize this expected benefit and our cash flows and stockholders’ equity could be negatively affected. See “Related Party Transactions — Tax Receivable Agreement”.

We will be required to pay the principals most of the tax benefits of any depreciation or amortization deductions we may claim as a result of the tax basis step up we receive in connection with their exchanges of New Class A Units and our purchase of other New Class A Units.

Any taxable exchanges by the Principals of New Class A Units for shares of our Class A common stock and any purchases by us of other New Class A Units (including the exchanges that occurred prior to this offering and the purchases that will occur in connection with this offering) are expected to result in increases in the tax basis in the tangible and intangible assets of Holdings connected with such New Class A Units. The increase in tax basis is expected to reduce the amount of tax that we would otherwise be required to pay in the future, although the Internal Revenue Service (“IRS”) might challenge all or part of this tax basis increase, and a court might sustain such a challenge.

We entered into a tax receivable agreement with the Principals, pursuant to which we agreed to pay them 85% of the amount of the reduction if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize upon an early termination of the tax receivable agreement or a change of control, both discussed below) as a result of the increases in tax basis created by their exchanges or our purchases of New Class A Units. We have previously recorded a deferred tax asset on our historical financial statements with respect to the tax basis increase that we would have received in connection with our prior obligation to redeem certain interests of our Principals. At the time of the IPO, we de-recognized this deferred tax asset recorded on our balance sheet. Following the IPO, we recorded a deferred tax asset upon the exchange of each Principal’s New Class A Units for shares of our Class A common stock. In conjunction with the establishment of the deferred tax asset we established a related liability for amounts due under the tax receivable agreement. The actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending on a number of factors, including the timing of each Principal’s exchanges, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable. Payments under the tax receivable agreement are expected to give rise to certain additional tax benefits attributable to further increases in basis or, in certain circumstances, in the form of deductions for imputed interest. Any such benefits are covered by the tax receivable agreement and will increase the amounts due thereunder. In addition, the tax receivable agreement provides for interest accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the tax receivable agreement. We expect that, as a result of the size and increases in the tax basis of the tangible and intangible assets of Holdings attributable to the exchanged New Class A Units, the payments that we may make to the Principals will be substantial. See “Related Party Transactions — Tax Receivable Agreement”.

As a result of the Exchange and purchase of New Class A Units in connection with this offering, we expect to incur payment obligations to our Principals of approximately $153.4 million in the aggregate (assuming no changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefits generated by the exchange and/or purchase of an aggregate of 14,400,000 New Class A Units) over the 15-year period from the assumed year of Exchange and purchase based on an assumed price of $21.49 per share of our Class A common stock (the last reported sale price for our Class A common stock on May 18, 2010, which is the date on which each Principal exchanged 3,000,000 shares of New Class A Units for 3,000,000 shares of Class A common stock). See “Related Party Transactions — Tax Receivable Agreement”.

Moreover, if we exercise our right to terminate the tax receivable agreement early, we will be obligated to make an early termination payment to the Principals, or their transferees, based upon the net present value (based upon certain assumptions and deemed events set forth in the tax receivable agreement, including the assumption that we would have enough taxable income in the future to fully utilize the tax benefits resulting from any increased tax basis that results from an exchange and that any New Class A Units that the Principals or their transferees own on the termination date are deemed to be exchanged on the termination date) of all payments that would be required to be paid by us under the tax receivable agreement. If certain change of control events were to occur, we would be obligated to make payments to the Principals using certain assumptions and deemed events similar to those used to calculate an early termination payment.

We will not be reimbursed for any payments previously made under the tax receivable agreement if such basis increase is successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of our cash tax savings. In addition, the availability of the tax benefits may be limited by changes in law or regulations, possibly with retroactive effects.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws could discourage a change of control that our stockholders may favor, which could negatively affect the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. For example, our amended and restated certificate of incorporation authorizes the issuance of preferred stock that could be issued by our Board of Directors to thwart a takeover attempt. The market price of our Class A common stock could be adversely affected to the extent that the provisions of our amended and restated certificate of incorporation and bylaws discourage potential takeover attempts that our stockholders may favor. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

Risks Related to Our Class A common stock

An active market for our Class A common stock may not be sustained.

Shares of our Class A common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “ART”. We are required to comply with the NYSE’s listing standards in order to maintain the listing of our Class A common stock on the exchange. The NYSE has the authority to delist our Class A common stock if, during any period of 30 consecutive trading days, the average closing share price falls below $1.00 or the average market capitalization of our Class A common stock falls below $50.0 million and, at the same time, total stockholders’ equity is less than $50.0 million, and in either case we are unable to satisfy these standards within the time periods specified under NYSE regulations. In addition, the NYSE has the authority to delist our Class A common stock if the NYSE determines that the trading price of our shares is abnormally low or we otherwise fail to comply with applicable NYSE regulations or criteria used in evaluating continued listing status. As of May 28, 2010, during the previous 30 consecutive trading days, the average closing share price of our Class A common stock was $21.63 per share and the average market capitalization of our Class A common stock was approximately $634.8 million, excluding securities exchangeable for, or convertible into, shares of our Class A common stock.

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. See “Price Range of Our Class A Common Stock”. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur, which may limit or prevent investors from readily selling their Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. If the market price of our Class A common stock declines significantly, holders may be unable to resell their Class A common stock at or above their purchase price, if at all. We cannot provide any assurance that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A common stock or result in fluctuations in the price or trading volume of our Class A common stock include:

•	variations in our quarterly operating results or dividends, or a decision to continue not paying a regular dividend;

•	failure to meet analysts’ earnings estimates;

•	difficulty in complying with the provisions in our credit agreement such as financial covenants and amortization requirements;

•	publication of research reports or press reports about us, our investments or the investment management industry or the failure of securities analysts to cover our Class A common stock;

•	additions or departures of our Principals and other key management personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by stockholders;

•	changes in market valuations of similar companies;

•	speculation in the press or investment community;

•	changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;

•	litigation or governmental investigations;

•	fluctuations in the performance or share price of other industry participants, hedge funds or alternative asset managers;

•	poor performance or other complications affecting our funds or current or proposed investments;

•	adverse publicity about the asset management industry generally or individual scandals, specifically;

•	sales of a large number of our Class A common stock or the perception that such sales could occur; and

•	general market and economic conditions.

The price of our Class A common stock may decline due to the large number of shares eligible for future sale and for exchange into Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of our Class A common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of March 31, 2010, we had 60,089,143 outstanding shares of our Class A common stock on a fully exchanged basis (assuming all New Class A Units are exchanged for, and all shares of Class C common stock are converted into, shares of Class A common stock) and 2,277,300 restricted stock units granted to employees.

Following the application of the net proceeds of this offering and assuming that the underwriters do not exercise their option to purchase additional shares, Richard Pell will own 5,350,000 shares of our Class A common stock and 600,000 New Class A Units of Holdings, which are exchangeable for shares of Class A common stock, and Rudolph-Riad Younes will own 5,350,000 shares of our Class A common stock and 600,000 New Class A Units of Holdings, which are exchangeable for shares of Class A common stock. GAM will own 16,755,844 shares of our Class C common stock which are convertible upon sale into shares of our Class A common stock. Each of our Principals and GAM has registration rights permitting them to sell their stock, subject to transfer restrictions in the case of our Principals. See “Related Party Transactions — Registration Rights Agreement”.

We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our Class A common stock to decline. See “Shares Eligible for Future Sale”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions, may include projections of our future financial performance, our anticipated growth strategies, descriptions of new business initiatives and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

The “Risk Factors” section of this prospectus lists various important factors that could cause actual results to differ materially from future and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

In this prospectus, we state that we may experience a reduced number of clients, and net client cash flows, as a result of underperformance or decreased portfolio rebalancing following recent market turbulence. Many factors influence our overall number of mandates, as well as levels of net client cash flows, including, but not limited to, the performance of our investment strategies, interest in the particular strategies we offer and general market and economic conditions.

DIVIDEND POLICY

We intend to continue to pay quarterly cash dividends. Our first cash dividend was paid in the first quarter of 2010 (in respect of the fourth quarter of 2009) and was $0.06 per share of our Class A common stock and Class C common stock. Our Board of Directors also declared a dividend of $0.06 per share of our Class A common stock and Class C common stock in April 2010 (in respect of the first quarter of 2010), payable to stockholders of record as of May 12, 2010, on May 26, 2010. We funded each of these dividends, and intend to fund our future dividends, from our portion of distributions made by our operating company from its available cash generated from operations. The holders of our Class B common stock will not be entitled to any cash dividends in their capacity as stockholders, but will, in their capacity as members of Holdings, participate on a pro rata basis in distributions by Holdings.

The declaration and payment of all future dividends, if any, will be at the sole discretion of our Board of Directors. In determining the amount of any future dividends, our Board of Directors will take into account: (i) the financial results of the operating company, (ii) our available cash, as well as anticipated cash requirements (including debt servicing), (iii) our capital requirements and the capital requirements of our subsidiaries (including the operating company), (iv) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our stockholders or by our subsidiaries (including the operating company) to us, (v) general economic and business conditions and (vi) any other factors that our Board of Directors may deem relevant.

As a holding company, we have no material assets other than our ownership of New Class A Units of Holdings and certain related tax assets. Accordingly, we depend on distributions from Holdings to fund any dividends and taxes we pay. We cause Holdings to distribute cash to its members, including us, in an amount sufficient to cover any dividends we declare. When Holdings makes such distributions, other holders of New Class A Units (i.e., our Principals) receive equivalent distributions on a pro rata basis.

Our dividend policy has certain risks and limitations, particularly with respect to liquidity. Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, Holdings is unable to make distributions to us as a result of its operating results, cash requirements and financial condition, the applicable laws of the State of Delaware (which may limit the amount of funds available for distribution), its compliance with covenants and financial ratios related to existing or future indebtedness (including the term debt facility and revolving credit facility) and its other agreements with third parties. Under Delaware law, we may only pay dividends from legally available surplus or, if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Surplus is defined as the excess of a company’s total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. Under Delaware law, our Board of Directors can use the fair value of assets and liabilities, rather than book value, in making this determination. To the extent we do not have sufficient cash to pay dividends, we may decide not to pay dividends. By paying cash dividends rather than investing that cash in our future growth, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures. Holdings’ term debt facility and revolving credit facility contain covenants limiting Holdings’ ability to make dividend payments if its consolidated leverage ratio (as defined in the credit facility agreement) would exceed 1.5x on a pro forma basis after giving effect to such payments or if Holdings is in default under the term debt facility or the revolving credit facility.

We are taxable as a corporation for U.S. federal income tax purposes and therefore holders of our Class A common stock are not taxed directly on our earnings. Distributions of cash or other property that we pay to our stockholders constitutes dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax rules). If the amount of a distribution by us to our stockholders exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of a holder’s basis in the Class A common stock and thereafter as capital gain.

Historical Dividend Information

The following table sets forth the total ordinary dividends declared by us in respect of the periods indicated:

Period	Amount
(In thousands)

Year ended December 31, 2008	$117,000
Year ended December 31, 2009	$219,525
Quarter ended March 31, 2010	$2,669

These dividends were not declared pursuant to any agreement. The dividends we declared in respect of the first three quarters of 2009 were payable to our former sole stockholder which, prior to the IPO, held all of our outstanding common stock. The dividends we declared in respect of the fourth quarter of 2009 and the first quarter of 2010 were paid in respect of our Class A common stock and Class C common stock.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting estimated underwriting discounts and commissions, will be approximately $65.0 million, or approximately $73.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, based on an assumed public offering price of $18.49 per share (the last reported sale price for our Class A common stock on May 28, 2010).

We intend to use the net proceeds from this offering to purchase 1,850,000 New Class A Units and, if the underwriters exercise in full their option to purchase additional shares, to repurchase and retire 250,000 shares of Class A common stock, from each of Richard Pell and Rudolph-Riad Younes. We will not retain any of the net proceeds from this offering.

As a result of the Exchange and purchase of New Class A Units, we expect to incur payment obligations to our Principals of approximately $153.4 million in the aggregate (assuming no changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefits generated by the exchange and/or purchase of an aggregate of 14,400,000 New Class A Units) over the 15-year period from the assumed year of Exchange and purchase based on an assumed price of $21.49 per share of our Class A common stock (the last reported sale price for our Class A common stock on May 18, 2010, which is the date on which each Principal exchanged 3,000,000 shares of New Class A Units for 3,000,000 shares of Class A common stock). See “Related Party Transactions — Tax Receivable Agreement”.

PRICE RANGE OF OUR CLASS A COMMON STOCK

Shares of our Class A common stock have been listed and traded on the NYSE under the symbol “ART” since September 24, 2009. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our Class A common stock and the dividends per share we declared with respect to the periods indicated.

				Dividends
	High	Low	Last Sale	Declared

September 24, 2009 through September 30, 2009	$27.25	$25.50	$26.15	$—
For the quarter ended December 31, 2009	$26.54	$22.66	$25.49	$0.06
For the quarter ended March 31, 2010	$26.50	$22.30	$24.74	$0.06
For the quarter ended June 30, 2010 (through May 28, 2010)	$25.65	$18.26	$18.49	$—

There is no trading market for shares of our Class B or Class C common stock.

On May 28, 2010, the last reported sale price for our Class A common stock on the NYSE was $18.49 per share. As of May 28, 2010, there were approximately 79 stockholders of record of our Class A common stock, four stockholders of record of our Class B common stock and one stockholder of record of our Class C common stock. These figures do not reflect the beneficial ownership or shares held in nominee name, nor do they include holders of any restricted stock units.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2010:

•	on an actual basis; and

•	on a pro forma basis after giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information”.

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma
	(In thousands except shares and per share amounts)

Cash and cash equivalents	$74,771	$74,771

Long-term debt	$60,000	$60,000
Artio Global Investors stockholders’ equity:
Class A common stock, $0.001 par value per share (500,000,000 shares authorized, 27,733,299 shares issued and outstanding, actual; 42,133,299 issued and outstanding on a pro forma basis)	28	43
Class B common stock, $0.001 par value per share (50,000,000 shares authorized, 15,600,000 shares issued and outstanding, actual; 1,200,000 issued and outstanding on a pro forma basis)	15	1
Class C common stock, $0.01 par value per share (210,000,000 shares authorized, 16,755,844 shares issued and outstanding, actual and on a pro forma basis);	168	168
Additional paid-in capital	590,499	624,481
Accumulated deficit	(564,214)	(564,214)

Total stockholders’ equity	26,496	60,479
Non-controlling interests	7,486	576

Total equity	$33,982	$61,055

Total capitalization	$93,982	$121,055

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements present the consolidated statements of operations and financial position of Artio Global Investors Inc. and subsidiaries, assuming that all of the transactions described in the bullet points below had been completed prior to: (i) January 1, 2009, with respect to the unaudited pro forma consolidated statements of operations and (ii) March 31, 2010, with respect to the unaudited pro forma consolidated statement of financial position. In this pro forma presentation, we assume that the IPO took place before January 1, 2009. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Artio Global Investors Inc. and subsidiaries. These adjustments are described in the notes to the unaudited pro forma consolidated financial statements.

The pro forma adjustments give effect to the following transactions:

•	the reversal of the effect of certain transactions related to the IPO and recorded in 2009. These transactions are assumed in the unaudited pro forma consolidated statements of operations to have occurred prior to January 1, 2009;

•	the exchange or sale by the Principals of 14,400,000 New Class A Units of Artio Global Holdings LLC in connection with this offering through the exchange by each of the Principals of 5,350,000 New Class A Units of Artio Global Holdings LLC for 5,350,000 shares of our Class A common stock (inclusive of the 3,000,000 New Class A Units of Artio Global Holdings LLC each Principal exchanged for shares of our Class A common stock prior to this offering), and the purchase by us of 1,850,000 New Class A Units of Artio Global Holdings LLC from each of our Principals. After such exchanges and unit sales, the Principals will each own 600,000 New Class A Units of Artio Global Holdings LLC;

•	upon the exchange and sales, the cancellation of 14,400,000 shares of our Class B common stock;

•	the sale by us of 3,700,000 shares of Class A common stock in this offering at an assumed offering price of $21.49 per share; and

•	the recording of a deferred tax asset as a result of the step-up in tax basis that is expected to result from the exchange by each of our Principals of 5,350,000 New Class A Units and the purchase by us, from each of our Principals, of 1,850,000 New Class A Units, and the liability that is expected to be incurred as a result under the tax receivable agreement that requires us to pay 85% of such benefits to our Principals.

The amount of the deferred tax asset and amounts payable under the tax receivable agreement arising from the step-up in tax basis in connection with the exchanges and purchases of New Class A Units in connection with this offering is based on the value of Class A common stock on the date of each relevant exchange or purchase. The Principals exchanged 6,000,000 New Class A Units for an equivalent number of shares of our Class A common stock on May 18, 2010. The value of the deferred tax asset associated with the step-up in basis in connection with such exchange and corresponding amounts payable under the tax receivable agreement presented in our pro forma statement of financial position is based on a price of $21.49 per share (the last reported sale price for our Class A common stock on May 18, 2010, the date on which such exchange occurred). We expect the Principals to either exchange or sell an additional 8,400,000 New Class A Units in connection with this offering. The value of the deferred tax asset associated with the step-up in basis in connection with the exchange or sale of such additional 8,400,000 New Class A Units presented in our pro forma statement of financial position is also based on an assumed price of $21.49 per share, which may differ from the closing price of our Class A common stock on the date such New Class A Units are in fact exchanged or sold. Each positive or negative change of $1.00 per share in the value of our Class A common stock from the assumed price of $21.49 on the actual date of exchange or sale of such 8,400,000 New Class A Units will have a $4.8 million positive or negative impact on the related deferred tax asset and a $4.1 million positive or negative impact on the amounts due to the Principals under the tax receivable agreement as presented in our pro forma statement of financial position.

The unaudited pro forma consolidated financial information is included for informational purposes only. It should not be relied upon as being indicative of our statement of operations or financial position had the transactions described above been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the statement of operations or financial position for any future period or date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

	Actual	Adjustments			Pro Forma
	(In thousands, except per share amounts)

Revenues and other operating income:
Investment management fees	$305,335	$			$305,335
Net gains on securities held for deferred compensation	1,970				1,970
Foreign currency gains	87				87

Total revenues and other operating income	307,392				307,392
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits	79,036		6,585	(a)	88,274
			2,653	(b)
Allocation of Class B profits interests	33,663		(33,663	)(c)	—
Change in redemption value of Class B profits interests	266,109		(50,309	)(c)	—
			(215,800	)(d)
Tax receivable agreement	97,909		(97,909	)(d)	—

Total employee compensation and benefits	476,717		(388,443)		88,274
Shareholder servicing and marketing	16,886				16,886
General and administrative	42,317		(2,653	)(e)	34,144
			(5,520	)(f)

Total expenses	535,920		(396,616)		139,304

Operating income before income tax expense	(228,528)		396,616		168,088
Interest income	327		(327	)(g)	—
Interest expense	(1,194)		(1,870	)(h)	(3,064)
Net gains (losses) on marketable securities	(528)				(528)

Non-operating loss	(1,395)		(2,197)		(3,592)

Income before income tax expense	(229,923)		394,419		164,496
Income tax expense	134,287		(88,317	)(d)	69,830
			10,599	(i)
			5,752	(j)
			7,509	(k)

Net income	(364,210)		458,876		94,666
Less: Net income attributable to non-controlling interests	14,104		(10,852	)(l)	3,252

Net income attributable to Artio Global Investors	$(378,314)		$469,728		$91,414

Basic net income per share attributable to Artio Global Investors	$(8.88)				$1.55

Diluted net income per share attributable to Artio Global Investors	$(8.88)				$1.55
Weighted average shares used in basic net income per share attributable to Artio Global Investors	42,620		16,270	(m)	58,890
Weighted average shares used in diluted net income per share attributable to Artio Global Investors	42,620		17,470	(n)	60,090

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2010

	Actual	Adjustments			Pro Forma
	(In thousands, except per share amounts)

Revenues and other operating income:
Investment management fees	$85,287	$			$85,287
Net gains on securities held for deferred compensation	321				321
Foreign currency gains	23				23

Total revenues and other operating income	85,631				85,631
Expenses
Salaries, incentive compensation and benefits	25,169		(443	)(a)	24,726
Shareholder servicing and marketing	4,548				4,548
General and administrative	10,285				10,285

Total expenses	40,002		(443)		39,559

Operating income before income tax expense	45,629		443		46,072
Interest income	1				1
Interest expense	(661)				(661)
Net (losses) on marketable securities	(1)				(1)

Non-operating income (loss)	(661)				(661)

Income before income tax expense	44,968		443		45,411
Income tax expense	14,767		193	(i)	19,142
			4,182	(j)

Net income	30,201		(3,932)		26,269
Less: Net income attributable to non-controlling interests	11,333		(10,459	)(l)	874

Net income attributable to Artio Global Investors	18,868		$6,527		$25,395

Basic net income per share attributable to Artio Global Investors	$0.42				$0.43

Diluted net income per share attributable to Artio Global Investors	$0.42				$0.43

Weighted average shares used in basic net income per share attributable to Artio Global Investors	44,460		14,844	(m)	59,304

Weighted average shares used in diluted net income per share attributable to Artio Global Investors	44,629		15,881	(n)	60,510

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2009, and the Three Months Ended March 31, 2010

(a) In connection with the IPO, we granted 2,147,758 restricted stock units to our employees (other than our Principals), approximating $56.4 million in value (based on a price of $26.25 per share, which was the last reported sale price of our Class A common stock on the NYSE on the date such restricted stock units were awarded). Approximately $54.4 million of these restricted stock units vest pro rata, on an annual basis, over a five-year period from the date of grant. The remaining 74,500 restricted stock units vested in February 2010. As the restricted stock units that vested in February 2010 represent a non-recurring expense, they are assumed to have vested immediately at the date of the completion of the IPO and to have been outstanding during the entire period. This adjustment represents the change in compensation expense associated only with the awards that vest over a five-year period and assumes the completion of the IPO, and the grant of restricted stock units in connection with the IPO, were made at the beginning of 2009. Costs related to the amortization of the 74,500 restricted stock units vested in February 2010 are excluded from 2009 and 2010.

(b) Upon the completion of the IPO, each of the Principals entered into an employment agreement with us that provided for an annual base salary of not less than $0.5 million and an annual bonus for each calendar year, targeted at a minimum of $3.5 million annually for each of the first two years after the date of the completion of the IPO. This adjustment represents the increase (net of deferrals) in compensation expense from these contracts.

(c) Prior to the completion of the IPO, each Principal had a 15% Class B profits interests in Investment Adviser, which was accounted for as compensation expense. In connection with the IPO, each Principal exchanged his profits interest for New Class A Units of Holdings, resulting in the compensation liability being reclassified as equity. Accordingly, we no longer record as a compensation expense the allocation of income relating to the profits interests of the Principals or changes in the redemption value of each Principal’s profits interests. These adjustments represent the reversal of these compensation expenses, since the IPO is assumed to have occurred prior to January 1, 2009.

(d) We incurred compensation charges (including the present value of projected future benefits under the tax receivable agreement) as a result of the Principals’ exchanges of their profits interests for New Class A Units. Because these expenses are non-recurring (after the IPO), we have eliminated them in this pro forma statement of operations. We also excluded the existing $88.3 million deferred tax asset resulting from the financial accounting treatment of prior years’ profits interests.

(e) Represents license fees paid to GAM, our former sole stockholder, that were no longer payable after the IPO. This adjustment represents the reversal of those expenses that were paid in 2009.

(f) Represents expenses incurred during 2009 that were directly associated with the IPO and that are not expected to recur.

(g) We earned interest in 2009 on certain balances that were held for distribution to GAM. This adjustment represents the estimated decrease in non-operating income in 2009 if these balances had been paid at the beginning of 2009.

Notes to Unaudited Pro Forma Consolidated Statement of Operations — (Continued)
For the Year Ended December 31, 2009, and the Three Months Ended March 31, 2010

(h) Represents the additional interest expenses on the $60 million term debt facility of Holdings that would have been paid had the debt been drawn down at the beginning of 2009.

(i) Reflects the 2009 income tax expense relating to the 2009 adjustments set forth above, including:

	Pro Forma
	Footnote Reference

Increase/(decrease) in pre-tax income:
Increase in compensation expense associated with share grants of restricted stock units to employees	(a	)	$(6.6) million
Incremental increase in salary and incentive compensation expense	(b	)	(2.7)
Elimination of compensation expense associated with the allocation of income relating to profits interests	(c	)	33.6
Elimination of compensation charge associated with the changes in redemption value of our Principals’ profits interests	(c	)	*
Elimination of compensation charges recorded upon the exchange of Class B profits interests for New Class A Units	(d	)	*
Elimination of license fees expense that will be no longer paid to GAM	(e	)	2.7
Elimination of general and administrative costs directly associated with the IPO	(f	)	*
Elimination of non-operating income associated with invested cash balances	(g	)	(0.3)
Increased expenses due to interest costs, commitment fees, and amortization of deferred financing costs	(h	)	(1.9)

Decrease in pre-tax income			24.8
Effective tax rate(1)			43%

Tax effect			$10.6 million

*	No tax effect, as the IPO and related transactions are assumed to have occurred prior to 2009.

(1)	Effective tax rate utilized represents the incremental tax rate for the year ended December 31, 2009.

The 2010 adjustment to income tax expense is as follows:

	Pro Forma
	Footnote Reference

Decrease in compensation expense associated with share grants of restricted stock units to employees	(a )	$0.4 million

Increase in pre-tax income		0.4
Effective tax rate(1)		43%

Tax effect		$0.2 million

(1)	Effective tax rate utilized represents the incremental tax rate for the quarter ended March 31, 2010.

Notes to Unaudited Pro Forma Consolidated Statement of Operations — (Continued)
For the Year Ended December 31, 2009, and the Three Months Ended March 31, 2010

(j) The adjustments to 2009 and 2010 tax expense reflect the increase in the expected tax rate following the exchange and sale of New Class A Units. Currently, approximately 74% of our income is subject to the corporate tax rate, and the remaining 26 percent is subject only to the much lower New York City unincorporated business tax (“UBT”) rate. After the exchange and sale, approximately 98% of our income will be subject to the corporate business tax rate, and only 2% to the lower UBT rate.

(k) Represents non-recurring tax benefits in 2009 primarily relating to the tax benefits associated with the anticipated amendments of prior years’ tax returns as well as a true up to reflect a lower apportionment of income for state and local tax purposes.

(l) Represent adjustments to reduce the non-controlling interests of the Principals’ remaining interest in Holdings’ Income before income tax expense as a result of the exchanges and sales of their New Class A Units.

(m) Adjustment to reflect the following shares outstanding for 2009 and 2010 for basic EPS (in thousands):

Common shares outstanding immediately prior to IPO	42,000
Additional shares issued in connection with IPO	2,400
Additional shares being issued in connection with Exchange	10,700
Additional shares being issued in this offering	3,700
Shares issued to employees vesting in February 2010, assumed in this presentation to vest upon issuance (see note(a) above)	75
Shares issued to directors	15

Weighted average shares outstanding during 2009	58,890
Shares vesting to employees, one-fifth assumed vesting as of the beginning of 2010	414

Weighted average shares outstanding during 2010	59,304

(n) The adjustments in 2009 and 2010 reflect the potentially dilutive effect of these shares, as follows (in thousands):

Weighted average shares for basic EPS during 2009	58,890
Dilutive potential of shares from exchange of remaining New Class A Units by the Principals	1,200
Dilutive potential of shares from grants of RSUs	—

Weighted average shares for diluted EPS during 2009	60,090

Weighted average shares for basic EPS during 2010	59,304
Dilutive potential of shares from exchange of remaining New Class A Units by the Principals	1,200
Dilutive potential of shares from grants of RSUs	6

Weighted average shares for diluted EPS in 2010	60,510

Anti-dilutive shares totaled 2.1 million in 2009 and 1.7 million in 2010.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of March 31, 2010

	Actual	Adjustments			Pro Forma
	(In thousands, except shares and per share amounts)

Assets
Cash and cash equivalents	$74,771		$75,554	(b)	$74,771
			(75,554	)(b)
Marketable securities, at fair value	8,253				8,253
Fees receivable and accrued fees, net of allowance for doubtful accounts	55,065				55,065
Deferred taxes, net	46,829		180,482	(d)	227,311
Income taxes receivable	11,668				11,668
Property and equipment, net	7,290				7,290
Other assets	6,201				6,201

Total assets	$210,077		$180,482		$390,559

Liabilities and stockholders’ equity (deficit)
Long-term debt	$60,000	$			$60,000
Accrued compensation and benefits	10,896				10,896
Accounts payable and accrued expenses	7,146				7,146
Accrued income taxes payable	20,006				20,006
Due to affiliates	40,100				40,100
Amounts payable pursuant to tax receivable agreement	33,655		153,410	(d)	187,065
Other liabilities	4,291				4,291

Total liabilities	176,094		153,410		329,504

Artio Global Investors stockholders’ equity (deficit)
Common stock
Class A common stock — $0.001 par value per share, 500,000,000 shares authorized, 27,733,299 shares issued and outstanding on an actual basis and 42,133,299 outstanding on a pro forma basis	28		11	(a)	43
			4	(b)
Class B common stock — $0.001 par value per share, 50,000,000 shares authorized, 15,600,000 shares issued and outstanding on an actual basis and 1,200,000 shares issued and outstanding on a pro forma basis	16		(11	)(a)	1
			(4	)(b)
Class C common stock — $0.01 par value per share, 210,000,000 authorized; 16,755,844 issued and outstanding on an actual and pro forma basis	168				168
Additional paid-in capital	590,499		5,135	(c)	624,481
			1,775	(c)
			75,550	(b)
			(75,550	)(b)
			27,072	(d)
Accumulated deficit	(564,214)				(564,214)

Total stockholders’ equity	26,497		33,982		60,479
Non-controlling interests			(5,135	)(c)

	7,486		(1,775	)(c)	576

Total equity	33,983		27,072		61,055

Total liabilities and equity	$210,077		$180,482		$390,559

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position
As of March 31, 2010

(a) Represents the effect of each of the Principals exchanging an aggregate of 5,350,000 New Class A Units for an aggregate of 5,350,000 shares Class A common stock (inclusive of the 3,000,000 New Class A Units each Principal exchanged for shares of Class A common stock prior to this offering). At the time of such exchanges, an aggregate of 10,700,000 shares Class B common stock will be cancelled.

(b) Represents the proceeds of the issuance of 3,700,000 shares of Class A common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed price of $21.49 (the last reported sale price for our Class A common stock on May 18, 2010, which is the date on which each Principal exchanged 3,000,000 shares of New Class A Units for 3,000,000 shares of Class A common stock), less underwriting discount, and the use of the proceeds to purchase 1,850,000 New Class A Units from each Principal. One share of Class B common stock will be cancelled for each New Class A Unit purchased from a Principal.

(c) Represents the reduction in non-controlling interests resulting from the exchange and purchase of New Class A Units described in (a) and (b).

(d) Represents the deferred tax benefit resulting from the increase in tax basis of Holdings resulting from the exchange of an aggregate of 10,700,000 New Class A Units by the Principals, as referred to in (a), at an assumed closing price on an assumed March 31, 2010 exercise date of $21.49 per share of Class A common stock (the last reported sale price for our Class A common stock on May 18, 2010, which is the date on which each Principal exchanged 3,000,000 shares of New Class A Units for 3,000,000 shares of Class A common stock), less underwriting discount, and the purchase by us, from the Principals, of an aggregate of 3,700,000 New Class A Units. Under the provisions of the tax receivable agreement, 85 percent of the expected deferred tax benefit is payable to the Principals.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Introduction

The following discussion should be read in conjunction with the consolidated financial statements and related footnotes included elsewhere in this prospectus. The MD&A is organized as follows:

•	General Overview. Beginning on page 48, we provide a summary of our overall business, our 2009 initial public offering (“IPO”) and the economic environment.

•	Key Performance Indicators. Beginning on page 50, we discuss some of the operating and financial indicators that guide management’s review of our performance.

•	Assets Under Management. Beginning on page 54, we provide a detailed discussion of our assets under management (“AuM”), which is a major driver of our operating revenues and key performance indicators.

•	Revenues and Other Operating Income. Beginning on pages 59, 66 and 74, we discuss our revenue and other operating income compared to the corresponding period a year ago.

•	Operating Expenses. Beginning on pages 60, 66 and 74, we discuss our operating expenses compared to the corresponding period a year ago.

•	Non-operating Income (Loss). Beginning on pages 61, 68 and 76, we discuss our non-operating income (loss) compared to the corresponding period a year ago.

•	Income Taxes. Beginning on pages 61, 68 and 76, we discuss our effective tax rates compared to the corresponding period a year ago.

•	Liquidity and Capital Resources. Beginning on page 76, we discuss our working capital as of March 31, 2010, and December 31, 2009, and cash flows for the first three months of 2010 and 2009. Also included is a discussion of the amount of financial capacity available to help fund our future activities.

•	New Accounting Standards. Beginning on page 79, we discuss new accounting pronouncements that may apply to us.

General Overview

Business

We are an asset management company that provides investment management services to institutional and mutual fund clients. We manage and advise proprietary funds, commingled institutional investment vehicles, institutional separate accounts and sub-advisory accounts. Our operations are based principally in the United States. However, our AuM are invested primarily outside of the United States and are denominated in currencies other than the U.S. dollar. Our revenues are primarily billed in U.S. dollars and are computed on the U.S. dollar value of the investment assets we manage for clients.

Initial Public Offering and Changes in Principals’ Interests

Prior to the IPO, each Principal had a 15% Class B profits interest in Investment Adviser, which was accounted for as compensation for financial accounting purposes. Immediately prior to the IPO, each Principal exchanged his Class B profits interest for New Class A Units of Holdings. Subsequent to the IPO, the Principals’ New Class A Units, representing an approximate 26% interest in Holdings, are accounted for by us as non-controlling interests. Following the exchange and purchase of New Class A Units in connection with this offering, each of our Principals will hold directly an approximate 1% interest in Holdings. Following the application of the net proceeds of this offering (assuming the underwriters do not exercise their option to purchase additional shares), our Principals will each have approximately 9.9% of the voting power in Artio Global Investors Inc. through their respective ownership of the shares of our Class A and Class B common stock.

Economic Environment

As an investment manager, we derive substantially all of our operating revenues from providing investment management services to our institutional and mutual fund clients. Such revenues are driven by the amount and composition of our AuM, as well as by our fee structure. Accordingly, our business results are highly dependent upon the prevailing global economic climate and its impact on investor sentiment and capital markets.

In the aftermath of the economic and financial turmoil of 2008 and early 2009, financial markets took on a positive tone beginning in March 2009 as global stimulus efforts began to take hold. Corporate credit spreads narrowed and cyclical and financial stocks led global equity markets higher. Investors began to re-evaluate risk tolerance levels within their portfolios, as evidenced by outperformance by emerging markets, high yield and more cyclically-oriented sectors. In the fourth quarter of 2009 economic fundamentals further supported the market’s more positive tone. For example, while unemployment remained high, the rate of job losses slowed, manufacturing levels, capacity utilization, consumer confidence, and vehicle and retail sales all continued to climb. The housing market also showed signs of stabilization, despite increasing mortgage delinquencies, and inflation remained muted, leading to expectations of an extended period of low interest rates.

Although 2010 began as a difficult environment for global equities, investor sentiment turned more positive in late February and throughout most of March. Notwithstanding positive moves in most equity markets for the last month of the 2010 first quarter, events surrounding the Greek and Chinese economies affected investor sentiment. As the Greek government attempted to tackle its debt crisis, concerns grew over other members of the European Union with swelling debt levels, including Spain, Portugal, Italy and Ireland. Some of these fears were heightened in late March 2010 when a leading credit rating agency downgraded Greece and Portugal’s debt amid growing concern over the government’s ability to service its borrowings. As the quarter progressed, the potential impact of these events on a global economic recovery contributed to a strengthening of the U.S. dollar against most major currencies. Since quarter-end, concerns over an escalating eurozone sovereign debt crisis have intensified, leading to increased volatility levels and declining global equities. Additionally, the U.S. dollar has continued to strengthen, particularly versus the Euro.

Within emerging markets, Chinese exports posted a rebound in February 2010 over the prior year, signaling rising consumer demand from Western nations. In an effort to cool the fast-growing economy after loan growth accelerated and property prices surged, the Chinese government twice ordered banks to set aside more deposits as reserves during the quarter. Also at the forefront of investors’ minds was the issue of the country’s currency peg to the U.S. dollar and whether it should be allowed to fluctuate, which could make Chinese exports less competitive in the global market.

Evidence that economic recovery is underway in the United States and other economies helped provide more fundamental underpinnings for equities during the 2010 first quarter, although since quarter end, macro factors, particularly events unfolding in the eurozone have been principal drivers for stock prices.

The first quarter of 2010 also proved constructive for corporate bonds amid an improving global economy. The Federal Reserve’s continued zero interest rate stance has nudged investors toward higher-yielding investments. In Europe, German bonds benefited from its safe-haven status amid concerns over Greece’s debt challenges.

Key Performance Indicators

Our management reviews our performance on a monthly basis, focusing on the indicators described below.

	For the Three Months Ended March 31,		For The Years Ended December 31,
	2010	2009	2009	2008	2007
	(In millions, except basis points, percentages and per share amounts)

Operating indicators(1)
AuM at end of period	$56,417	$38,941	$55,993	$45,200	$75,362
Average AuM for period(2)	54,711	40,711	48,166	64,776	66,619
Net client cash flows	95	222	338	1,930	12,150
Financial indicators
Investment management fees	85	63	305	425	446
Effective fee rate (basis points)(3)	63.2	62.6	63.4	65.6	66.9
Adjusted operating income(4)	49	34	173	252	280
Adjusted operating margin(5)	57.0%	54.9%	56.4%	59.8%	62.7%
Adjusted EBITDA(4)	50	35	176	255	282
Adjusted EBITDA margin(5)	58.1%	55.9%	57.4%	60.5%	63.1%
Adjusted compensation ratio(4)(6)	25.7%	27.1%	24.3%	19.8%	20.4%
Adjusted net income attributable to Artio Global Investors(4)	27	19	105	143	156
Diluted earnings per share	$0.42	$0.07	$(8.88)	$1.46	$1.62
Adjusted diluted earnings per share(7)	$0.46	$0.32	$1.75	$2.38	$2.61

(1)	Excluding legacy activities.

(2)	Average AuM for a period is computed on the beginning-of-first-month balance and all end-of-month balances within the period.

(3)	The effective fee rate is computed by dividing annualized investment management fees (based on the number of days in the period) by average AuM for the period.

(4)	Represents financial measures that are not presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). See “— Adjusted Performance Measures” for reconciliations of these items to the most directly comparable GAAP items (Employee compensation and benefits to Adjusted compensation; Operating income before income tax expense to Adjusted operating income; Net income attributable to Artio Global Investors to Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”); and Net income attributable to Artio Global Investors to Adjusted net income attributable to Artio Global Investors).

(5)	Adjusted operating and Adjusted EBITDA margins are calculated by dividing Adjusted operating income and Adjusted EBITDA by Total revenues and other operating income.

(6)	Calculated as Adjusted compensation(4) divided by Total revenues and other operating income.

(7)	Adjusted diluted earnings per share is calculated by dividing Adjusted net income attributable to Artio Global Investors by Adjusted weighted average diluted shares. See “— Adjusted Performance Measures” .

Operating Indicators

Our revenues are driven by the amount and composition of our AuM, as well as by our fee structure. As a result, management closely monitors our AuM. We believe average AuM is important as most of our fees are calculated based on daily or monthly AuM, rather than quarter-end balances of AuM.

Net client cash flows represent sales either to new or existing clients, less redemptions. Our net client cash flows are driven by the performance of our investment strategies, competitiveness of fee rates, the success of our marketing and client service efforts, and the state of the overall equity and fixed income markets. In addition, our net client cash flows reflect client-specific actions, such as portfolio rebalancing or decisions to change portfolio managers.

As of March 31, 2010, AuM was up 45% as compared to March 31, 2009, primarily reflecting the impact the global economic recovery has had on the market value of the assets we manage, which has also resulted in a 34% increase in average AuM over the same period. In addition, we experienced net client cash inflows of $95 million for the first quarter of 2010. While our net client cash flows are influenced by a number of factors, including client asset allocation preferences and the performance of our products, we expect a more constructive market environment in 2010 to support increased search activity industry-wide compared to 2009. During the first quarter, we saw early evidence of this in certain of our strategies. For example, our Global Equity and Fixed Income strategies experienced meaningful increases in Request for Proposal (“RFP”) activity compared to 2009 average levels. For our International Equity strategies, first quarter 2010 RFP activity was consistent with 2009 average levels.

Financial Indicators

Management reviews certain financial ratios to monitor progress with internal forecasts, understand the underlying business and compare our firm with others in the financial services industry. The effective fee rate represents the amount of investment management fees we earn divided by the average dollar value of client assets we manage. We use this information to evaluate the contribution to revenue of our products. Adjusted operating and adjusted EBITDA margins are important indicators of our profitability and the efficiency of our business model. Other ratios shown in the “Key Performance Indicators” table above allow us to review expenses in comparison with our revenues. See “— Adjusted Performance Measures” for a discussion of financial indicators not prepared in conformity with GAAP.

Our effective fee rate for the three months ended March 31, 2010, increased over the corresponding period in 2009, due primarily to a greater proportion of our average AuM being within our proprietary and institutional commingled fund vehicles, both of which have higher average fee rates than our overall effective fee rate for all of our investment vehicles. The proportion of our proprietary fund assets increased to approximately 44% of average AuM in the three months ended March 31, 2010, from approximately 43% in the three months ended March 31, 2009. Our commingled funds increased to approximately 16% of average AuM in the three months ended March 31, 2010, from approximately 15% of average AuM in the three months ended March 31, 2009.

Our effective fee rate for 2009 decreased from 2008 due primarily to a greater proportion of our average AuM being within our institutional separate accounts and fixed income strategies, both of which have lower average fee rates than our overall blended rate. Our institutional separate accounts increased to approximately 32% of average AuM in 2009 from approximately 30% of average AuM in 2008. Our fixed income strategies increased to approximately 14% of average AuM for 2009 from approximately 9% of average AuM in 2008. In addition, we earn higher investment management fees from our proprietary funds, compared to our other investment vehicles, and from our International Equity strategies, compared to our other investment strategies. Our proprietary funds declined to approximately 43% of average AuM for 2009 from approximately 47% of average AuM for 2008. Our International Equity strategies represented approximately 84% of average AuM for 2009 compared to approximately 90% of average AuM for 2008.

Our Adjusted operating income and Adjusted EBITDA margins in the three months ended March 31, 2010, increased compared to the corresponding period last year, as revenue growth exceeded expense growth. Although the economic events in the latter part of 2008 severely impacted our business in 2009 and 2010, we continued to generate strong Adjusted operating income and

Adjusted EBITDA margins, which we believe reflects the strength of our franchise and the variability of our expense base.

Our Adjusted operating income and Adjusted EBITDA margins in 2009 declined compared to 2008. Revenues declined faster than expenses, primarily in the first half of 2009. Operating income (loss) before income tax expense margins decreased in 2009, due primarily to non-recurring compensation charges in connection with the IPO and the reasons discussed above.

Adjusted Performance Measures

Certain of our financial indicators are not prepared in conformity with GAAP. These indicators are adjusted versions of balances in our consolidated financial statements. The adjustments are not in conformity with GAAP. We believe these adjustments are meaningful as they are more representative of our current organizational structure. The adjustments primarily relate to certain expenses recorded in Employee compensation and benefits and the tax effect associated with those adjustments. For the three months ended March 31, 2010, we have excluded the amortization expense associated with one-time equity awards granted to employees at the time of the IPO, as these awards were one-time in nature. For the three months ended March 31, 2009, we have excluded the non-recurring compensation charges associated with the former compensation structure of our principals. In addition, we have adjusted Income taxes to reflect the appropriate effective tax rate for each period after taking into consideration these non-GAAP adjustments. We also present Adjusted net income attributable to Artio Global Investors per diluted share, which assumes the full exchange of our Principals’ non-controlling interests for Class A common stock at the beginning of each period presented. These adjustments are reflected in Adjusted operating income, Adjusted operating margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted compensation ratio, Adjusted net income attributable to Artio Global Investors and Adjusted diluted earnings per share.

The following table provides reconciliations of Employee compensation and benefits to Adjusted compensation, Operating income before income tax expense to Adjusted operating income, Net income attributable to Artio Global Investors to Adjusted EBITDA, and Net income attributable to Artio Global Investors to Adjusted net income attributable to Artio Global Investors:

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(In millions)

Employee compensation and benefits	$25	$45	$477	$223	$253
Less compensation adjustments:
Allocation of Class B profits interests	—	10	34	76	84
Change in redemption value of Class B profits interests	—	18	266	54	77
Tax receivable agreement	—	—	98	—	—
Principals’ deferred compensation	—	—	—	9	1
Amortization expense of IPO-related RSU grants	3	—	4	—	—

Total compensation adjustments	3	28	402	139	162

Adjusted compensation	$22	$17	$75	$84	$91

Operating income before income tax expense	46	6	(229)	113	118
Add: total compensation adjustments	3	28	402	139	162

Adjusted operating income	$49	$34	$173	$252	$280

Net income attributable to Artio Global Investors	$19	$3	$(378)	$61	$68
Add: net income attributable to non-controlling interests	11	—	14	—	—
Add: income taxes	15	3
Less: income from discontinued operations, net of tax	—	—	—	—	(2)
Add: income taxes relating to income from continuing operations	—	—	134	55	59
Less: non-operating (income) loss(1)	1	—	1	(3)	(7)
Add: depreciation and amortization(2)	1	1	3	3	2
Add: total compensation adjustments	3	28	402	139	162

Adjusted EBITDA	$50	$35	$176	$255	$282

Net income attributable to Artio Global Investors	$19	$3	$(378)	$61	$68
Add: net income attributable to non-controlling interests	11	—	14	—	—
Less: income from discontinued operations, net of tax	—	—	—	—	(2)
Tax impact of adjustments	(6)	(12)	67	(57)	(72)
Add: total compensation adjustments	3	28	402	139	162

Adjusted net income attributable to Artio Global Investors	$27	$19	$105	$143	$156

Weighted average diluted shares	45	42	43	42	42
Adjusted weighted average diluted shares(3)	60	60	60	60	60

(1)	Non-operating income (loss) represents primarily interest income and expense, including gains and losses on interest-bearing marketable securities.

(2)	Excludes amortization expense associated with one-time equity awards granted at the time of the IPO, as such expense is included in total compensation adjustments.

(3)	Adjusted weighted average diluted shares assumes Investors ownership structure following the IPO was in effect at the beginning of each period and that the Principals have exchanged all of their New Class A Units for Class A common stock. These figures do not reflect the purchase of New Class A Units and, in the event that the underwriters exercise their option to purchase additional shares, the repurchase of Class A common stock, in connection with this offering.

Assets under Management

Changes to our AuM, the distribution of our AuM among our investment products and investment strategies, and the effective fee rates on our products, all affect our operating results from one period to another.

The amount and composition of our AuM are, and will continue to be, influenced by a variety of factors including, among other things:

•	investment performance, including fluctuations in both the financial markets and foreign currency exchange rates and our investment decisions;

•	client cash flows into and out of our investment products;

•	the mix of AuM among our various strategies; and

•	our introduction or closure of investment strategies and products.

Our five core investment strategies are:

•	International Equity;

•	Global Equity;

•	U.S. Equity;

•	High Grade Fixed Income; and

•	High Yield.

Investors are able to invest in our strategies through the investment vehicles set forth in the following table, which sets forth a summary of our AuM by investment vehicle type as of March 31, 2010 and 2009:

	As of March 31,		As a % of AuM as of March 31,
	2010	2009	2010	2009
	(In millions, except percentages)

Proprietary funds(1)
A shares	$7,851	$5,309
I shares(2)	16,900	11,058

Total	24,751	16,367	43.9%	42.0%
Institutional commingled funds	9,256	5,943	16.4	15.3
Separate accounts	17,786	12,757	31.5	32.8
Sub-advisory accounts	4,624	3,874	8.2	9.9

Ending AuM	$56,417	$38,941	$100.0%	$100.0%

(1)	Proprietary funds include both SEC-registered funds and private offshore funds. SEC-registered mutual funds within our proprietary funds are: Artio International Equity Fund; Artio International Equity Fund II; Artio Total Return Bond Fund; Artio Global High Income Fund; Artio Global Equity Fund Inc.; Artio U.S. Microcap Fund; Artio U.S. Midcap Fund; Artio U.S. Multicap Fund; and Artio U.S. Smallcap Fund.

(2)	Amounts invested in private offshore funds are categorized as “I” shares.

The following table sets forth a summary of our AuM (including legacy activities) by investment vehicle type as of December 31, 2009, 2008 and 2007:

	As of December 31,			As a % of AuM as of December 31,
	2009	2008	2007	2009	2008	2007
	(In millions, except percentages)

Proprietary funds(1)
A shares	$7,919	$6,251	$13,217
I shares(2)	16,563	13,215	23,900

Total	24,482	19,466	37,117	43.7%	43.1%	49.3%
Institutional commingled funds	9,198	7,056	9,357	16.4	15.6	12.4
Separate accounts	17,854	14,342	22,897	31.9	31.7	30.4
Sub-advisory accounts	4,459	4,336	5,991	8.0	9.6	7.9
Legacy activities(3)	—	4	—	—	—	—

Ending AuM	$55,993	$45,204	$75,362	100.0%	100.0%	100.0%

(1)	Proprietary funds include both SEC registered funds and private offshore funds. SEC registered mutual funds within proprietary funds are: Artio International Equity Fund; Artio International Equity Fund II; Artio Total Return Bond Fund; Artio Global High Income Fund; Artio Global Equity Fund Inc.; Artio U.S. Microcap Fund; Artio U.S. Midcap Fund; Artio U.S. Multicap Fund; and Artio U.S. Smallcap Fund.

(2)	Amounts invested in private offshore funds are categorized as “I” shares.

(3)	Legacy activities relate to a hedge fund product which we discontinued in the fourth quarter of 2008.

The different fee structures associated with each type of investment vehicle make the composition of our AuM an important determinant of the investment management fees we earn. We typically earn higher effective investment management fee rates from our proprietary funds and institutional commingled funds as compared to our separate and sub-advised accounts. As of March 31, 2010, the amount of AuM related to proprietary and institutional commingled funds as a percentage of total AuM increased due to positive net client cash flows, while the proportion of separate accounts and sub-advised accounts to total AuM decreased due to net client cash outflows.

Results of Operations

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

The following table sets forth the changes in AuM by investment vehicle type:

	Three Months
	Ended March 31,		%
	2010	2009	Change
	(In millions, except percentages)

Proprietary Funds:
Beginning AuM	$24,482	$19,466	26%
Gross client cash inflows	2,021	1,908	6
Gross client cash outflows	(1,995)	(1,970)	(1)

Net client cash flows	26	(62)	142
Transfers between investment vehicles	—	—	—

Total client cash flows	26	(62)	142
Market appreciation (depreciation)	243	(3,037)	108

Ending AuM	24,751	16,367	51

Institutional Commingled Funds:
Beginning AuM	9,198	7,056	30
Gross client cash inflows	302	270	12
Gross client cash outflows	(262)	(302)	13

Net client cash flows	40	(32)	225
Transfers between investment vehicles	—	(4)	100

Total client cash flows	40	(36)	211
Market appreciation (depreciation)	18	(1,077)	102

Ending AuM	9,256	5,943	56

Separate Accounts:
Beginning AuM	17,854	14,342	24
Gross client cash inflows	418	563	(26)
Gross client cash outflows	(567)	(273)	(108)

Net client cash flows	(149)	290	(151)
Transfers between investment vehicles	—	4	(100)

Total client cash flows	(149)	294	(151)
Market appreciation (depreciation)	81	(1,879)	104

Ending AuM	17,786	12,757	39

Sub-advisory Accounts:
Beginning AuM	4,459	4,336	3
Gross client cash inflows	313	204	53
Gross client cash outflows	(135)	(178)	24

Net client cash flows	178	26	584
Transfers between investment vehicles	—	—	—

Total client cash flows	178	26	584
Market appreciation (depreciation)	(13)	(488)	97

Ending AuM	4,624	3,874	19

	Three Months
	Ended March 31,		%
	2010	2009	Change
	(In millions, except percentages)

Legacy Activities:
Beginning AuM	—	4	(100)
Gross client cash inflows	—	—	—
Gross client cash outflows	—	—	—

Net client cash flows	—	—	—
Transfers between investment vehicles	—	—	—

Total client cash flows	—	—	—
Market appreciation (depreciation)	—	(4)	100

Ending AuM	—	—	—

Total AuM:
Beginning AuM	55,993	45,204	24
Gross client cash inflows	3,054	2,945	4
Gross client cash outflows	(2,959)	(2,723)	(9)

Net client cash flows	95	222	(57)
Transfers between investment vehicles	—	—	—

Total client cash flows	95	222	(57)
Market appreciation (depreciation)	329	(6,485)	105

Ending AuM	56,417	38,941	45

Total AuM (excluding legacy activities):
Beginning AuM	55,993	45,200	24
Gross client cash inflows	3,054	2,945	4
Gross client cash outflows	(2,959)	(2,723)	(9)

Net client cash flows	95	222	(57)
Transfers between investment vehicles	—	—	—

Total client cash flows	95	222	(57)
Market appreciation (depreciation)	329	(6,481)	105

Ending AuM	$56,417	$38,941	45

Net client cash flows across all investment vehicles decreased $0.1 billion during the three months ended March 31, 2010, compared to the corresponding period in 2009, mainly as a result of $0.7 billion decrease in net client cash flows into our International Equity II strategy, as the three months ended March 31, 2010 had net client cash outflows compared to net client cash inflows during the corresponding period in 2009, a $0.3 billion increase in net client cash outflows from our International Equity I strategy and a $0.3 billion decrease in net client cash flows into our High Grade Fixed Income strategy, as the three months ended March 31, 2010 had net client cash outflows compared to net client cash inflows during the corresponding period in 2009. These decreases were partially offset by a $0.7 billion increase in net client cash inflows to our High Yield strategy and a $0.4 billion increase in net client cash flows into our Global Equity strategy, as the three months ended March 31, 2010, had net client cash inflows compared to net client cash outflows during the corresponding period in 2009.

Market appreciation for the three months ended March 31, 2010, compared to market depreciation for the three months ended March 31, 2009 was primarily attributable to the following strategies:

	Three Months Ended March 31,		%
	2010	2009	Change
	(In millions, except percentages)

Market appreciation (depreciation) (excluding legacy activities):
International Equity I	$60	$(3,485)	102%
International Equity II	(12)	(2,968)	100
Other strategies	281	(28)	1,104

Total market appreciation (depreciation)	$329	$(6,481)	105

The MSCI AC World ex USA Index increased 1.6% during the three months ended March 31, 2010, and declined by 10.7% during the three months ended March 31, 2009. In the three months ended March 31, 2010, the gross performances of our International Equity I strategy trailed the index by 1.0%, while our International Equity II strategy trailed the index by 1.5%.

Proprietary Funds

Net client cash flows related to proprietary funds increased $0.1 billion during the three months ended March 31, 2010, compared to the corresponding period in 2009, mainly as a result of a $0.4 billion increase in net client cash inflows to our Global High Income Fund and a $0.1 billion decrease in net client cash outflows from our International Equity I Fund, partially offset by a $0.4 billion decrease in net client cash flows into our International Equity II Fund, as the three months ended March 31, 2010, had net client cash outflows compared to net client cash inflows during the corresponding period in 2009.

Institutional Commingled Funds

Net client cash flows related to institutional commingled funds increased $0.1 billion during the three months ended March 31, 2010, compared to the corresponding period in 2009, mainly as a result of a $0.1 billion increase in net client cash inflows to our Global Equity vehicles.

Separate Accounts

Net client cash flows related to separate accounts decreased $0.4 billion during the three months ended March 31, 2010, compared to the corresponding period in 2009, mainly as a result of a $0.3 billion decrease in net client cash flows into our International Equity I strategy, as the three months ended March 31, 2010, had net client cash outflows compared to net client cash inflows during the corresponding period in 2009, a $0.3 billion decrease in net client cash flows into our International Equity II strategy, as the three months ended March 31, 2010, had net client cash outflows compared to net client cash inflows during the corresponding period in 2009, and a $0.3 billion decrease in net client cash flows into our High Grade Fixed Income strategy, as the three months ended March 31, 2010, had net client cash outflows compared to net client cash inflows during the corresponding period in 2009. These decreases were partially offset by a $0.3 billion increase net client cash flows into our Global Equity strategy, as the three months ended March 31, 2010, had net client cash inflows compared to net client cash outflows during the corresponding period in 2009, and a $0.1 billion increase in net client cash flows into the Global High Income strategy, as there were no net client cash flows in the corresponding period in 2009.

Sub-advisory Accounts

Net client cash flows related to sub-advised accounts increased $0.2 billion during the three months ended March 31, 2010, compared to the corresponding period in 2009, mainly as a result of a $0.2 billion increase in net client cash inflows to our High Yield strategy.

Revenues and Other Operating Income

Our revenues are driven by investment management fees earned from managing clients’ assets. Investment management fees fluctuate based on the total value of AuM, composition of AuM among our investment vehicles and among our investment strategies, changes in the investment management fee rates on our products and, for the few accounts on which we are eligible to earn performance based fees, the investment performance of those accounts. Performance fees may be subject to clawback provisions as a result of performance declines. If such declines occur, the performance fee clawback provisions are recognized when the amount is probable and estimable. (See also “— Assets under Management”).

The following table sets forth average AuM, the effective fee rate and Total revenues and other operating income for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,		%
	2010	2009	Change
	(In thousands, except for Average AuM, effective fee rate and percentages)

Average AuM (in millions)(1)	$54,711	$40,711	34%

Effective fee rate (basis points)	63.2	62.6	0.6	bp

Investment management fees	$85,286.5	$62,815.8	36%
Net gains (losses) on securities held for deferred compensation	321.4	(273.3)	218
Foreign currency gains (losses)	23.2	(15.6)	249

Total revenues and other operating income	$85,631.1	$62,526.9	37

(1)	Excluding legacy activities.

Total revenues and other operating income increased by $23.1 million for the three months ended March 31, 2010, compared to the corresponding period in 2009, due primarily to a 34% increase in average AuM and net gains on securities held for deferred compensation in the first quarter of 2010 compared to net losses on securities held for deferred compensation in the first quarter of 2009. The increase in average AuM related to the recovery of equity markets since the end of the first quarter of 2009. The increase of the effective fee rate is primarily the result of a higher proportion of average AuM in proprietary and commingled funds, our highest margin vehicles.

Performance fees as a percentage of Total revenues and other operating income approximated 0.1% for the three months ended March 31, 2009. There were no performance fees for the three months ended March 31, 2010.

Operating Expenses

	Three Months Ended March 31,		%
	2010	2009	Change
	(In thousands, except percentages)

Total employee compensation and benefits	$25,168.7	$45,281.1	*	%
Shareholder servicing and marketing	4,548.3	3,069.4	48
General and administrative	10,285.3	8,173.4	26

Total operating expenses	$40,002.3	$56,523.9	*

*	Calculation not meaningful, due to the impact of the reorganization transactions in connection with the IPO.

Operating expenses decreased by $16.5 million for the three months ended March 31, 2010, compared to the corresponding period in 2009, mainly due to changes in the nature of the Principals’ economic interests after the IPO.

Employee Compensation and Benefits

The following table sets forth Employee compensation and benefits expenses.

	Three Months Ended March 31,		%
	2010	2009	Change
	(In thousands, except percentages)

Salaries, incentive compensation and benefits	$25,168.7	$16,939.9	49%
Allocation of Class B profits interests(1)	—	10,215.2	*
Change in redemption value of Class B profits interests(1)	—	18,126.0	*

Total employee compensation and benefits	25,168.7	45,281.1	*

*	Calculation not meaningful, due to the impact of the reorganization transactions in connection with the IPO.

(1)	At the time of the IPO (see “— General Overview — Initial Public Offering and Changes in Principals’ Interests”), the Class B profits interests were exchanged for New Class A Units that are reflected as equity subsequent to the IPO.

Total employee compensation and benefits decreased $20.1 million for the three months ended March 31, 2010, compared to the corresponding period in 2009, due primarily to changes in the nature of the Principals’ economic interests after the IPO, partially offset by an increase in incentive compensation accruals and the amortization of share-based compensation expense for the three months ended March 31, 2010.

Shareholder Servicing and Marketing

Shareholder servicing and marketing expenses increased $1.5 million to $4.5 million for the three months ended March 31, 2010, compared to the corresponding period in 2009, due primarily to the increase in the average market value of proprietary fund AuM increasing shareholder servicing costs.

General and Administrative

General and administrative expenses increased $2.1 million to $10.3 million for the three months ended March 31, 2010, compared to the corresponding period in 2009, due primarily to an increase in business-related activities and costs associated with our status as a public company, partially offset by the cessation of licensing fee payments, which ended upon the IPO.

Non-operating Income (Loss)

Non-operating income (loss) primarily results from interest income earned on invested funds and interest expense incurred on borrowings under our term credit facility. The following table sets forth Non-operating income (loss).

	Three Months Ended March 31,		%
	2010	2009	Change
	(In thousands, except percentages)

Total non-operating income (loss)	$(660.6)	$(81.0)	(716)%

Total non-operating loss increased for the three months ended March 31, 2010, compared to the corresponding period in 2009, primarily due to interest expense related to our $60.0 million borrowing under our term credit facility.

Income Taxes

We are organized as a Delaware corporation, and therefore are subject to U.S. federal, state and local income taxes. As a member of Holdings, we incur U.S. federal, state and local income taxes on its allocable share of income of Holdings, including its wholly owned operating company, Investment Adviser.

Our effective tax rates were 32.8% for the three months ended March 31, 2010, and 48.6% for the three months ended March 31, 2009.

Since the IPO, our effective tax rate has been lower, due to the reclassification for financial accounting purposes of the Principals’ membership interests in Holdings (approximately 26%) as non-controlling interests after the IPO from compensation expense prior to the IPO. For U.S. federal income tax purposes, the Principals, through their membership interests, are taxed on their share of Holdings income. Accordingly, we do not account for the U.S. federal and state income taxes on the income of Holdings allocable to the Principals’ membership interests.

As the Principals exchange their membership interests (represented by New Class A Units) for Class A common stock or otherwise reduce their ownership in Holdings, our ownership in Holdings will increase, as will our allocable share of the income of Holdings, and thus our tax liability. If the Principals had already exchanged all of their New Class A Units for shares of Class A common stock, our current effective tax rate would have been approximately 43%.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table sets forth the changes in AuM by investment vehicle type:

	Years Ended December 31,		%
	2009	2008	Change
	(In millions, except percentages)

Proprietary Funds:
Beginning AuM	$19,466	$37,117	(48)%
Gross client cash inflows	7,659	8,716	(12)
Gross client cash outflows	(7,038)	(10,973)	36

Net client cash flows	621	(2,257)	128
Transfers between investment vehicles	(38)	(188)	80

Total client cash flows	583	(2,445)	124
Market appreciation (depreciation)	4,433	(15,206)	129

Ending AuM	24,482	19,466	26

Institutional Commingled Funds:
Beginning AuM	7,056	9,357	(25)
Gross client cash inflows	1,391	3,617	(62)
Gross client cash outflows	(1,118)	(1,135)	1

Net client cash flows	273	2,482	(89)
Transfers between investment vehicles	29	194	(85)

Total client cash flows	302	2,676	(89)
Market appreciation (depreciation)	1,840	(4,977)	137

Ending AuM	9,198	7,056	30

Separate Accounts:
Beginning AuM	14,342	22,897	(37)
Gross client cash inflows	2,273	2,361	(4)
Gross client cash outflows	(2,028)	(1,803)	(12)

Net client cash flows	245	558	(56)
Transfers between investment vehicles	9	(53)	117

Total client cash flows	254	505	(50)
Market appreciation (depreciation)	3,258	(9,060)	136

Ending AuM	17,854	14,342	24

Sub-advisory Accounts:
Beginning AuM	4,336	5,991	(28)
Gross client cash inflows	768	2,557	(70)
Gross client cash outflows	(1,569)	(1,410)	(11)

Net client cash flows	(801)	1,147	(170)
Transfers between investment vehicles	—	47	(100)

Total client cash flows	(801)	1,194	(167)
Market appreciation (depreciation)	924	(2,849)	132

Ending AuM	4,459	4,336	3

	Years Ended December 31,		%
	2009	2008	Change
	(In millions, except percentages)

Legacy Activities:
Beginning AuM	4	—	—
Gross client cash inflows	—	44	(100)
Gross client cash outflows	—	(35)	100

Net client cash flows	—	9	(100)
Transfers between investment vehicles	—	—	—

Total client cash flows	—	9	(100)
Market appreciation (depreciation)	(4)	(5)	20

Ending AuM	—	4	(100)

Total AuM:
Beginning AuM	45,204	75,362	(40)
Gross client cash inflows	12,091	17,295	(30)
Gross client cash outflows	(11,753)	(15,356)	23

Net client cash flows	338	1,939	(83)
Transfers between investment vehicles	—	—	—

Total client cash flows	338	1,939	(83)
Market appreciation (depreciation)	10,451	(32,097)	133

Ending AuM	55,993	45,204	24

Total AuM (excluding legacy activities):
Beginning AuM	45,200	75,362	(40)
Gross client cash inflows	12,091	17,251	(30)
Gross client cash outflows	(11,753)	(15,321)	23

Net client cash flows	338	1,930	(82)
Transfers between investment vehicles	—	—	—

Total client cash flows	338	1,930	(82)
Market appreciation (depreciation)	10,455	(32,092)	133

Ending AuM	$55,993	$45,200	24

Net client cash flows across all investment vehicles decreased $1.6 billion for 2009 compared to 2008, mainly as a result of a $4.7 billion decrease in net client cash inflows to the International Equity II strategy, partially offset by a $1.6 billion decrease in net client cash outflows from our International Equity I strategy and a $1.4 billion increase in net client cash inflows to our High Yield strategy.

Market appreciation for the year ended December 31, 2009, compared to market depreciation for the year ended December 31, 2008 was primarily attributable to the following strategies:

	Year Ended December 31,		%
	2009	2008	Change
	(In millions, except percentages)

Market appreciation (depreciation) (excluding legacy activities):
International Equity I	$4,105	$(17,916)	123%
International Equity II	4,919	(13,288)	137
Other strategies	1,431	(888)	261

Total market appreciation (depreciation)	10,455	(32,092)	133

The MSCI AC World ex USA Index experienced a 41.4% increase during 2009 and declined 45.5% in 2008. In 2009, the gross performances of our International Equity I strategy trailed the index by 15.5% and our International Equity II strategy trailed the index by 15.3%. In 2008, the gross performances of our International Equity I strategy outperformed the index by 1.4% and our International Equity II strategy outperformed the index by 3.3%.

Proprietary Funds

Net client cash flows related to proprietary funds increased $2.9 billion for 2009 compared to 2008, mainly as a result of a $2.1 billion decrease in net client cash outflows from our International Equity I Fund and a $1.0 billion increase in net client cash inflows to our Global High Income Fund, partially offset by a $0.2 billion decrease in net client cash inflows to our International Equity II Fund and a $0.1 billion decrease in net client cash inflows to our Total Return Bond Fund.

Institutional Commingled Funds

Net client cash flows related to institutional commingled funds decreased $2.2 billion for 2009 compared to 2008, mainly as a result of a $2.1 billion decrease in net client cash inflows to our International Equity II vehicles.

Separate Accounts

Net client cash flows related to separate accounts decreased $0.3 billion for 2009 compared to 2008, mainly as a result of a $0.5 billion increase in net client cash outflows from the International Equity I strategy, partially offset by a $0.1 billion increase in net client cash flows into the High Yield strategy, as 2009 had net client cash inflows compared to net client cash outflows in 2008.

Sub-advisory Accounts

Net client cash flows related to sub-advised accounts decreased $1.9 billion for 2009 compared to 2008. The decrease was mainly a result of a $2.4 billion decrease in net client cash flows to our International Equity II accounts, which resulted from net client cash outflows in 2009 compared to net client cash inflows in 2008, as 2008 included the impact of a $1.5 billion funding related to a new client, and 2009 included the partial redemption of approximately $0.8 billion by our largest sub-advisory client. The decrease is partially offset by a $0.3 billion increase in net client cash inflows to our High Yield strategy and a $0.2 billion decrease in net client cash outflows from certain low-margin U.S. dollar fixed income products.

Fair Value of AuM

The valuation policies of the proprietary funds are approved by the Board of Trustees of the Artio Global Investment Funds and the Board of Directors of the Artio Global Equity Fund. Valuation of institutional commingled funds is similar to that of the proprietary funds. Primary responsibility for the valuation of separate accounts rests with the custodians of our clients’ accounts. Fair value polices for sub-advised accounts are determined by the primary adviser.

As of December 31, 2009 and 2008

Our proprietary funds and institutional commingled funds adopted the fair value measurement reporting requirement for their financial statements in 2008.

The table below shows the composition of the investments in securities of the proprietary funds and institutional commingled funds by Levels 1, 2, and 3 as of December 31, 2008 and 2009.

			Level 2	Level 3
		Level 1	Other	Significant
		Quoted	Observable	Unobservable
	Total(1)	Prices	Inputs	Inputs
	(In millions)

December 31, 2008:
Proprietary funds	$15,802	$13,545	$1,817	$440
Institutional commingled funds	6,494	6,384	79	31
December 31, 2009:
Proprietary funds	23,813	1,987	21,482	344
Institutional commingled Funds	8,998	1,894	7,069	35

(1)	Total differs from aggregate AuM primarily due to uninvested cash.

We do not have responsibility for fair valuing the assets of separate accounts or sub-advised accounts, and do not have access to the fair value methodology of the custodians responsible for such valuation. Accordingly, we do not compute fair value data for these assets. The table below represents our estimate of what the data for our separate accounts and sub-advised assets might have been had we made such a computation.

			Level 2	Level 3
		Level 1	Other	Significant
		Quoted	Observable	Unobservable
	Total(1)	Prices	Inputs	Inputs
	(In millions)

December 31, 2008	$17,958	$14,061	$3,753	$144
December 31, 2009	21,698	17,272	4,368	58

(1)	Total differs from aggregate AuM primarily due to uninvested cash.

Revenues and Other Operating Income

The following table sets forth average AuM, the effective fee rate and Total revenues and other operating income for the years ended December 31, 2009 and 2008:

	Years Ended December 31,		%
	2009	2008	Change
	(In thousands, except for Average AuM, effective fee rate and percentages)

Average AuM (in millions)(1)	$48,166	$64,776	(26)%

Effective fee rate (basis points)	63.4	65.6	(2.2	)bp

Investment management fees	$305,334.9	$425,002.6	(28)%
Net gains (losses) on securities held for deferred compensation	1,970.1	(2,856.5)	169
Foreign currency gains (losses)	87.0	(100.6)	186

Total revenues and other operating income	$307,392.0	$422,045.5	(27)

(1)	Excluding legacy activities.

Total revenues and other operating income decreased by $114.7 million for 2009 compared to 2008, due primarily to a decline in average AuM and, to a lesser extent, a decrease in the effective fee rate, partially offset by net gains on securities held for deferred compensation in 2009 compared to net losses on securities held for deferred compensation in 2008. The decline in the average AuM related to the significant deterioration in equity markets that began in the second half of 2008 and extended into the first quarter of 2009. The decline in the effective fee rate is primarily the result of a lower proportion of average AuM in the International Equity strategies and proprietary funds, our highest margin products and vehicle.

Performance fees as a percentage of Total revenues and other operating income approximated (0.5)% for 2009 and 1.2% for 2008. The negative performance fee in 2009 resulted from a clawback.

Operating Expenses

	Years Ended
	December 31,		%
	2009	2008	Change
	(In thousands, except percentages)

Total employee compensation and benefits	$476,716.6	$223,118.3		*%
Shareholder servicing and marketing	16,886.0	23,369.1	(28)
General and administrative	42,317.1	62,833.1	(33)

Total operating expenses	$535,919.7	$309,320.5		*

*	Calculation not meaningful, due to the impact of the reorganization transactions in connection with the IPO.

Operating expenses increased by $226.6 million for 2009 compared to 2008. The increase was largely due to non-recurring compensation charges of approximately $313.8 million incurred in connection with the IPO and changes in the nature of the Principals’ economic interests.

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio and select broker dealers to execute trades and negotiate brokerage commission rates. In connection with these activities, we receive research reports from executing broker-dealers. In certain situations, we receive research credits from broker dealers that would have had the effect of reducing our operating expenses by $0.7 million in 2009 and $0.8 million in 2008. Our operating expenses would increase if the research credits were reduced or eliminated.

Employee Compensation and Benefits

The following table sets forth Employee compensation and benefits expenses.

	Years Ended December 31,		%
	2009	2008	Change
	(In thousands, except percentages)

Salaries, incentive compensation and benefits	$79,035.7	$92,487.1	(15)%
Allocation of Class B profits interests(1)	33,662.5	76,073.8	(56)
Change in redemption value of Class B profits interests(1)	266,109.8	54,557.4		*
Tax receivable agreement	97,908.6	—		*

Total employee compensation and benefits	$476,716.6	$223,118.3		*

*	Calculation not meaningful, due to the impact of the IPO and the related transactions.

(1)	At the time of the IPO (see “— General Overview — Initial Public Offering and Changes in Principals’ Interests”), the Class B profits interests were exchanged for New Class A Units that are reflected as equity subsequent to the IPO.

Employee compensation and benefits increased $253.6 million for 2009 compared to 2008, due primarily to the non-recurring charges discussed above and the amortization of share-based compensation expense in 2009, partially offset by a $42.4 million decrease in Allocation of Class B profits interests, a decrease in incentive compensation, including sales incentives, and the amortization of deferred compensation relating to the Principals in 2008 that totaled $8.9 million and did not recur in 2009.

Shareholder Servicing and Marketing

Shareholder servicing and marketing expenses decreased $6.5 million for 2009 compared to 2008, due primarily to a 32% decrease in the average market value of proprietary fund AuM, which are correlated to shareholder servicing costs.

General and Administrative

General and administrative expenses decreased $20.5 million for 2009 compared to 2008, due primarily to lower client-related trading errors, lower non-recurring professional fees related to the completion of the IPO, lower licensing fees and lower occupancy costs. The licensing fees associated with the use of the Julius Baer name in our products and marketing strategies were reduced in mid-2008, as we rebranded to the use of the Artio Global name, and ended upon the IPO.

Non-operating Income (Loss)

Non-operating income (loss) primarily results from interest income earned on invested funds and interest expense incurred on borrowings under our term credit facility. The following table sets forth Non-operating income (loss) and average invested funds.

	Years Ended December 31,		%
	2009	2008	Change
	(In thousands, except percentages)

Total non-operating income (loss)	$(1,395.4)	$3,181.4	(144)%
Average invested funds(1)	68,276.3	149,146.5	(54)

(1)	Computed using the beginning and ending balances for the period of cash equivalents and marketable securities, exclusive of securities held for deferred compensation.

We recorded a non-operating loss for 2009 compared to non-operating income for 2008, primarily due to accrued interest expense related to anticipated amendments of prior years’ tax returns, interest expense related to our borrowings under our term credit facility, lower invested balances and lower yields on investment securities.

Income Taxes

Our effective tax rates were (58.4)% for 2009 and 47.2% for 2008. Although we had a pre-tax loss for 2009, we still incurred tax expense as a result of the de-recognition of a deferred tax asset and permanent items associated with the Principals’ ownership interests in connection with the IPO.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table sets forth the changes in AuM by investment vehicle type:

	Years Ended
	December 31,		%
	2008	2007	Change
	(In millions, except percentages)

Proprietary Funds:
Beginning AuM	$37,117	$26,600	40%
Gross client cash inflows	8,716	10,999	(21)
Gross client cash outflows	(10,973)	(5,103)	(115)

Net client cash flows	(2,257)	5,896	(138)
Transfers between investment vehicles	(188)	(92)	(104)

Total client cash flows	(2,445)	5,804	(142)
Market appreciation (depreciation)	(15,206)	4,713	(423)

Ending AuM	19,466	37,117	(48)

	Years Ended
	December 31,		%
	2008	2007	Change
	(In millions, except percentages)

Institutional Commingled Funds:
Beginning AuM	9,357	5,676	65
Gross client cash inflows	3,617	2,886	25
Gross client cash outflows	(1,135)	(813)	(40)

Net client cash flows	2,482	2,073	20
Transfers between investment vehicles	194	371	(48)

Total client cash flows	2,676	2,444	9
Market appreciation (depreciation)	(4,977)	1,237	(502)

Ending AuM	7,056	9,357	(25)

Separate Accounts:
Beginning AuM	22,897	16,574	38
Gross client cash inflows	2,361	5,928	(60)
Gross client cash outflows	(1,803)	(2,315)	22

Net client cash flows	558	3,613	(85)
Transfers between investment vehicles	(53)	(279)	81

Total client cash flows	505	3,334	(85)
Market appreciation (depreciation)	(9,060)	2,989	(403)

Ending AuM	14,342	22,897	(37)

Sub-advisory Accounts:
Beginning AuM	5,991	4,636	29
Gross client cash inflows	2,557	1,359	88
Gross client cash outflows	(1,410)	(791)	78

Net client cash flows	1,147	568	102
Transfers between investment vehicles	47	—	100

Total client cash flows	1,194	568	110
Market appreciation (depreciation)	(2,849)	787	(462)

Ending AuM	4,336	5,991	(28)

Legacy Activities:
Beginning AuM	—	—	—
Gross client cash inflows	44	—	—
Gross client cash outflows	(35)	—	—

Net client cash flows	9	—	—
Transfers between investment vehicles	—	—	—

Total client cash flows	9	—	—
Market appreciation (depreciation)	(5)	—	—

Ending AuM	4	—	—

	Years Ended
	December 31,		%
	2008	2007	Change
	(In millions, except percentages)

Total AuM:
Beginning AuM	75,362	53,486	41
Gross client cash inflows	17,295	21,172	(18)
Gross client cash outflows	(15,356)	(9,022)	(70)

Net client cash flows	1,939	12,150	(84)
Transfers between investment vehicles	—	—	—

Total client cash flows	1,939	12,150	(84)
Market appreciation (depreciation)	(32,097)	9,726	(430)

Ending AuM	45,204	75,362	(40)

Total AuM (excluding legacy activities):
Beginning AuM	75,362	53,486	41
Gross client cash inflows	17,251	21,172	(19)
Gross client cash outflows	(15,321)	(9,022)	(70)

Net client cash flows	1,930	12,150	(84)
Transfers between investment vehicles	—	—	—

Total client cash flows	1,930	12,150	(84)
Market appreciation (depreciation)	(32,092)	9,726	(430)

Ending AuM	$45,200	$75,362	(40)

Net client cash flows across all investment vehicles decreased $10.2 billion for 2008 compared to 2007, mainly as a result of a $4.5 billion decrease in net client cash inflows to the International Equity II strategy, $3.0 billion increase in net client cash outflows from the International Equity I strategy and $2.3 billion decrease in net client cash inflows to the High Grade Fixed Income strategy.

Market depreciation for the year ended December 31, 2008, compared to market appreciation for the year ended December 31, 2007 was primarily attributable to the following strategies:

	Years Ended December 31,		%
	2008	2007	Change
	(In millions, except percentages)

Market appreciation (depreciation) (excluding legacy activities):
International Equity I	$(17,916)	$6,372	(381)%
International Equity II	(13,288)	2,803	(574)
Other strategies	(888)	551	(261)

Total market appreciation (depreciation)	(32,092)	9,726	(430)

The MSCI AC World ex USA Index declined 45.5% in 2008 and grew by 16.7% in 2007. In 2008, the gross performances of our International Equity I strategy outperformed the index by 1.4% and our International Equity II strategy outperformed the index by 3.3%. In 2007, the gross performances of our International Equity I strategy outperformed the index by 1.8% and our International Equity II strategy outperformed the index by 1.6%.

Proprietary Funds

Net client cash flows related to proprietary funds decreased $8.2 billion for 2008 compared to 2007, mainly as a result of a $4.1 billion decrease in net client cash flows to our International Equity I strategy, as 2008 had net client cash outflows compared to net client cash inflows in 2007, and a $3.8 billion decrease in net client cash inflows to our International Equity II strategy.

Institutional Commingled Funds

Net client cash flows related to institutional commingled funds increased $0.4 billion for 2008 compared to 2007, mainly as a result of an increase in net client cash inflows of $0.2 billion to our International Equity II vehicles and a decrease in net client cash outflows of $0.1 billion from our International Equity I vehicles.

Separate Accounts

Net client cash flows related to separate accounts decreased $3.1 billion for 2008 compared to 2007, mainly as a result of a combined $2.3 billion decrease in net client cash flows to our High Grade Fixed Income and High Yield strategies, as 2007 included a $1.6 billion fixed income mandate relating to one account. Further, the reduction in net client cash inflows was also attributable to a $1.7 billion decrease in net client cash inflows to our International Equity II strategy, partially offset by a $1.0 billion decrease in net client cash outflows from our International Equity I strategy.

Sub-Advisory Accounts

Net client cash flows related to sub-advised accounts increased $0.6 billion for 2008 compared to 2007, mainly as a result of a $1.5 billion mandate relating to a new International Equity II client in 2008, partially offset by a decrease in net client cash inflows to our International Equity II strategy by other clients, as well as a $0.3 billion increase in net client cash outflows during 2008 in certain low-margin short-term U.S. dollar fixed income products.

Fair Value of AuM

The valuation policies of the proprietary funds are approved by the Board of Trustees of the Artio Global Investment Funds and the Board of Directors of the Artio Global Equity Fund. Valuation of institutional commingled funds is similar to that of the proprietary funds. Primary responsibility for the valuation of separate accounts rests with the custodians of our clients’ accounts. Fair value polices for sub-advised accounts are determined by the primary adviser.

As of December 31, 2007

During 2007, the valuation committee implemented a standard-industry correlation model, which was applied to closing prices when markets rose or fell by a level it determined was materially significant, to determine fair value. Since a large number of the underlying holdings were international investments, the valuation committee recognized that the last price traded on a local exchange may not necessarily be the “best price” to use in calculating the fund’s net asset value on a given day. The “best price” represented an assessment of the effect that a local market would have assigned to the event that gave rise to the “fair value” pricing, had that local market been open for business at the time of the fund’s close of business. The approach applied stock-specific factor models which include prices of index-linked futures, such as the S&P 500 or Nikkei 225 Futures.

Prices obtained using the standard-industry correlation model are referred to below as prices obtained from “independent pricing agents using adjusted market prices”. These prices were obtained through application of the model, without any subjective input by our pricing committee or other internal employees. The pricing committee did, however, monitor the results derived from the model to ensure that policies were being consistently applied. As of December 31, 2007, the substantial majority of AuM that were not valued solely using data from independent pricing agents were valued using this third-party correlation model. During 2007, the use of adjusted market prices had an immaterial (less than 0.1%) impact on our Total revenues and other operating income.

On certain occasions, a specific stock, sector, or market may not trade or abruptly halt trading during a given day. Additionally, a post-market event may have required the pricing committee to evaluate whether the last quoted price reflected fair value. In the rare circumstances where these post-market events were determined by the pricing committee to result in the last quoted market price, as adjusted by the correlation model, not reflecting fair value, the pricing committee established its own view in light of the best price or fair value of the relevant circumstances. These prices are referred to below as being valued using valuations “other” than from independent pricing agents. As of December 31, 2007, less than 5% of the AuM in our registered investment companies were valued on this “other” basis. To establish this valuation, the pricing committee evaluated available facts and information, including but not limited to, the following:

•	fundamental analytical data relating to the investment and its issuer;

•	the value of other comparable securities or relevant financial instruments, including derivative securities, traded on other markets or among dealers;

•	an evaluation of the forces which influence the market in which these securities are purchased and sold (e.g., the existence of merger proposals or tender offers for similarly situated companies that might affect the value of the security);

•	information obtained from the issuer, analysts, other financial institutions and/or the appropriate stock exchange (for exchange-traded securities);

•	government (domestic or foreign) actions or pronouncements; and

•	other news events.

Additional factors that were considered by the pricing committee when fair value pricing a portfolio security as a result of a significant event may have included: the nature and duration of the event and the forces influencing the operation of the financial markets; the factors that precipitated the event; whether the event is likely to recur; and whether the effects of the event were isolated or whether they affected entire markets, countries, or regions.

In addition to establishing a best price, the implementation of these policies were designed to help reduce arbitrage opportunities. Management supported the boards’ policy and adopted a similar policy for its commingled investment vehicles. As of December 31, 2007, conditions merited the application of this procedure.

As of December 31, 2007, the sources of fair values of assets of the registered investment companies were as follows:

	As of	% of
	December 31,	Ending
	2007	AuM
	(In millions, except percentages)

Independent pricing agents using quoted market prices	$11,734	31.6%
Independent pricing agents using adjusted market prices to reflect “best” price at U.S. market closing	23,709	63.9
Other	1,674	4.5

Ending AuM	$37,117	100.0%

The information in the table above reflects the valuation of our sponsored proprietary funds. Because the assets of commingled investment vehicles are very similar to those held in the proprietary funds, the valuation of commingled investment vehicles would mirror that of the proprietary funds in terms of composition and valuation.

Independent pricing agents were sources such as Reuters or Bloomberg, which provided quoted market prices. Other pricing sources may also have been independent. However, the prices were often determined by a market-maker’s price levels, as opposed to exchange prints or evaluated bid/ask or sale transactions. As described above, with respect to the assets valued using adjusted market prices, substantially all of such assets were valued based on their quoted market price, adjusted by the pricing committee to more closely reflect fair value at the closing of U.S. markets rather than at the time of their local exchange’s closing, due to significant movement in the value of equity securities during the relevant day. During 2007, the adjustments to market price had no material impact on our revenues, as the impact on Total revenues and other operating income in 2007 compared to Total revenues and other operating income we would have earned if we had used quoted market prices was less than 0.1%.

The information in the table above reflects the valuation of our sponsored registered investment companies. Because the assets of commingled investment vehicles are substantially identical to those held in registered investment companies, the valuation of commingled investment vehicles would substantially mirror that of the registered investment companies in terms of composition and valuation.

We are not responsible for determining the fair values of the assets of separate accounts or sub-advised accounts, and did not have access to the precise fair value methodology of the custodians responsible for such valuation. However, as noted above, we maintained our own internal valuation of the assets in these vehicles and tested these valuations, on a monthly basis, against the values provided by these custodians and did not find material deviations. Set out below, are the sources of fair value of assets of separate, sub-advised, and hedge fund accounts according to our internal valuation methodology as of December 31, 2007.

	As of	% of
	December 31,	Ending
	2007	AuM
	(In millions, except percentages)

Independent pricing agents using quoted market prices	$28,179	97.5%
Independent pricing agents using adjusted market prices to reflect “best” price at U.S. market closing	709	2.5

Ending AuM	$28,888	100.0%

Revenues and Other Operating Income

The following table sets forth average AuM, the effective fee rate and Total revenues and other operating income for the years ended December 31, 2008 and 2007:

	Years Ended
	December 31,		%
	2008	2007	Change
	(In thousands, except for Average
	AuM, effective fee rate and
	percentages)

Average AuM (in millions)(1)	$64,776	$66,619	(3)%

Effective fee rate (basis points)	65.6	66.9	(1.3	)bp

Investment management fees	$425,002.6	$445,558.4	(5)%
Net gains (losses) on securities held for deferred compensation	(2,856.5)	—	—
Foreign currency gains (losses)	(100.6)	185.9	(154)

Total revenues and other operating income	$422,045.5	$445,744.3	(5)

(1)	Excluding legacy activities.

Total revenues and other operating income decreased by $23.7 million for 2008 compared to 2007, due primarily to a decline in average AuM, driven primarily by deteriorating equity markets, and a shift in the composition of AuM among our investment strategies and investment vehicles. The decline in the effective fee rate is primarily the result of a lower proportion of assets in the International Equity strategies and proprietary funds, our highest margin products and vehicle.

Performance fees as a percentage of Total revenues and other operating income approximated 1.2% for 2008 and 0.9% for 2007.

Operating Expenses

	Years Ended
	December 31,		%
	2008	2007	Change
	(In thousands, except percentages)

Total employee compensation and benefits	$223,118.3	$252,633.1	(12)%
Shareholder servicing and marketing	23,369.1	25,356.3	(8)
General and administrative	62,833.1	50,001.5	26

Total operating expenses	$309,320.5	$327,990.9	(6)

Operating expenses decreased by $18.7 million for 2008 compared to 2007. The decrease was largely due to expense reduction initiatives implemented in the second half of 2008, including significant reductions to the accrual of incentive compensation awards for 2008 to reflect the deterioration of global markets. In the fourth quarter of 2008, we also reduced headcount, principally support personnel, reduced our office space requirements and reduced certain information technology and market data costs.

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio and select broker dealers to execute trades and negotiate brokerage commission rates. In connection with these activities, we receive research reports from executing broker-dealers. In certain situations, we receive research credits from broker dealers that would have had the effect of reducing our operating expenses by $0.8 million in 2008 and $0.7 million in 2007. Our operating expenses would increase if the research credits were reduced or eliminated.

Employee Compensation and Benefits

The following table sets forth Employee compensation and benefits expenses.

	Years Ended December 31,		%
	2008	2007	Change
	(In thousands, except percentages)

Salaries, incentive compensation and benefits	$92,487.1	$92,276.9	—%
Allocation of Class B profits interests(1)	76,073.8	83,512.3	(9)
Change in redemption value of Class B profits interests(1)	54,557.4	76,843.9	(29)

Total employee compensation and benefits	$223,118.3	$252,633.1	(12)

(1)	At the time of the IPO (see “— General Overview — Initial Public Offering and Changes in Principals’ Interests”), the Class B profits interests were exchanged for New Class A Units that are reflected as equity subsequent to the IPO.

Employee compensation and benefits decreased $29.5 million for 2008 compared to 2007, due primarily to lower accruals associated with the Change in redemption value of Class B profits interests, a decrease in Allocation of Class B profits interests and a decrease in incentive compensation, partially offset by the accelerated vesting of deferred compensation related to the Principals, an increase in headcount in 2008 in anticipation of the IPO and expansion in certain of our product offerings.

Shareholder Servicing and Marketing

Shareholder servicing and marketing expenses decreased $2.0 million for 2008 compared to 2007, due primarily to an 8% decrease in the average market value of proprietary fund AuM, which are correlated to shareholder servicing costs.

General and Administrative

General and administrative expenses increased $12.8 million for 2008 compared to 2007, due primarily to higher occupancy, information technology and system support, and client-related trading errors, partially offset by a decrease in professional fees. Occupancy costs increased due to additional rent expense resulting from leasing additional office space in our corporate headquarters, costs related to management’s decision to cease use of excess office space and occupancy costs which were previously allocated to affiliates that shared office space with us. Information and technology and support system costs increased as a result of costs previously allocated to affiliates in 2007. During 2008, we also incurred costs to improve our infrastructure in anticipation of the IPO.

Non-operating Income (Loss)

Non-operating income (loss) primarily results from interest income earned on invested funds and interest expense incurred on borrowings under our term credit facility. The following table sets forth Non-operating income (loss) and average invested funds.

	Years Ended December 31,		%
	2008	2007	Change
	(In thousands, except percentages)

Total non-operating income (loss)	$3,181.4	$7,033.6	(55)%
Average invested funds(1)	149,146.5	126,848.7	18

(1)	Computed using the beginning and ending balances for the period of cash equivalents and marketable securities, exclusive of securities held for deferred compensation.

Total non-operating income (loss) decreased for 2008 compared to 2007, due primarily to lower invested balances in the latter half of 2008 as dividends totaling $117 million were paid, with $61 million paid in the first quarter of 2008 reducing excess funds available for investment for the balance of the year.

Income Taxes

Our effective tax rates were 47.2% for 2008 and 46.8% for 2007.

Liquidity and Capital Resources

Working Capital

Below is a table showing our liquid assets.

	As of	As of		As of	%
	March 31,	December 31,	%	December 31,	Change
	2010	2009	Change	2008	09/08
	(In thousands, except percentages)

Cash	$74,771.2	$60,841.7	23%	$86,563.0	(30)%
Marketable securities less securities held for deferred compensation	—	18.0	(100)	65,418.1	(100)

	74,771.2	60,859.7	23	151,981.1	(60)
Fees receivable and accrued fees, net of allowance for doubtful accounts	55,064.5	56,911.1	(3)	54,799.1	4

Total liquid assets	$129,835.7	$117,770.8	10	$206,780.2	(43)

Prior to the IPO, we declared a dividend and capital distribution payable to GAM, of which $40.1 million remains payable by September 29, 2010.

Our working capital requirements historically have been met through operating cash flows. In the future we may rely on both our operating cash flows and borrowing facilities to meet our working capital requirements. We believe our current working capital and $50.0 million revolving credit facility are sufficient to meet our current obligations.

Debt

In September 2009, Holdings entered into a $110.0 million credit facility consisting of a $60.0 million three-year term credit facility and a $50.0 million three-year revolving credit facility. In October 2009, Holdings borrowed $60.0 million under the term credit facility. As of March 31, 2010, the interest rate associated with the $60.0 million borrowing was set at 3.25%, and reset to 3.30% in April 2010. The amortization schedule requires quarterly principal payments of 7.5% in both years two and three, beginning on December 31, 2010, with a final payment of 40% at maturity. There is no remaining capacity under the term credit facility. A portion of the $60.0 million borrowing was used to fund distributions to GAM and the Principals. The balance of the $60.0 million borrowing is being used for working capital needs and to potentially provide seed capital to fund future investment products.

The credit facility agreement also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, cash dividends and fundamental corporate changes. As of March 31, 2010, our consolidated leverage ratio was 0.5:1 and our consolidated interest coverage ratio was 103:1, each in compliance with our debt covenants.

Cash Flows

The following table sets forth our cash flows for the first three months of 2010 and 2009 and the three years ended December 31, 2009, 2008 and 2007:

	Three Months Ended March 31,			Years Ended December 31,			YE 09/08	YE 08/07
			%				%	%
	2010	2009	Change	2009	2008	2007	Change	Change
	(In thousands, except percentages)

Cash flow data:
Net cash provided by (used in) operating activities	$17,864.5	$(18,565.8)	196%	$51,707.4	$100,108.8	$112,215.3	(48)%	(11)%
Net cash provided by (used in) investing activities	(352.8)	42,220.4	(101)	63,761.7	(29,892.3)	19,991.0	313	(250)
Net cash used in financing activities	(3,605.4)	(14,000.0)	74	(141,277.4)	(117,000.0)	(60,000.0)	(21)	(95)
Effect of exchange rate changes on cash	23.2	(15.6)	249	87.0	(100.6)	185.9	186	(154)

Net increase in cash and cash equivalents	$13,929.5	$9,639.0	45	$(25,721.3)	$(46,884.1)	$72,392.2	45	(165)

Net cash provided by operating activities was $17.9 million for the three months ended March 31, 2010, compared to Net cash used in operating activities of $18.6 million in the corresponding period in 2009, primarily reflecting higher revenues in the first quarter of 2010 and payments made to the Principals under the Class B profits interests agreement in the first quarter of 2009.

Net cash provided by operating activities decreased $48.4 million in 2009 compared to 2008, primarily reflecting lower revenues due mainly to lower average AuM.

Net cash provided by operating activities decreased $12.1 million in 2008 compared to 2007, primarily reflecting lower revenues, as a result of reduced average AuM and reduced effective fee rates, and net cash provided by discontinued operations of $7.9 million in 2007.

Net cash used by investing activities was $0.4 million in the three months ended March 31, 2010, compared to Net cash provided by investing activities of $42.2 million in the corresponding period in 2009, primarily reflecting the sales of marketable securities in the first quarter of 2009. We liquidated our holdings of investment securities to fund distributions to GAM and the Principals.

Net cash provided by investing activities was $63.8 million in 2009 compared to Net cash used in investing activities of $29.9 million in 2008, primarily reflecting the sales of marketable securities. We liquidated our holdings of investment securities to fund distributions to GAM and the Principals in connection with the IPO.

Net cash used in investing activities was $29.9 million in 2008 compared to Net cash provided by investing activities of $20.0 million in 2007, primarily reflecting lower sales and purchases of marketable securities.

Net cash used by financing activities decreased $10.4 million in the three months ended March 31, 2010, compared to the corresponding period in 2009, primarily reflecting lower dividend payments in 2010.

Net cash used in financing activities increased $24.3 million in 2009 compared to 2008, reflecting distribution and dividend payments of $194.7 million in 2009, partially offset by borrowings of $60.0 million under our term credit facility.

Net cash used in financing activities increased $57.0 million in 2008 compared to 2007, reflecting higher dividend payments in 2008.

A distribution to GAM of $40.1 million is payable by September 29, 2010.

On April 26, 2010, the Board of Directors declared a dividend of $0.06 per share which was paid on May 26, 2010, to holders of record of our Class A and Class C common stock at the close of business on May 12, 2010. To provide funding for the dividend payable to the holders of record of our Class A and Class C common stock, a distribution by Holdings of $0.06 per New Class A Unit (see “— General Overview — Initial Public Offering and Changes in Principals’ Interests”) will be paid to all members of Holdings, including the Principals.

On January 28, 2010, the Board of Directors declared a dividend of $0.06 per share which was paid on February 24, 2010, to holders of record of our Class A and Class C common stock at the close of business on February 10, 2010. To provide funding for the dividend payable to the holders of record of our Class A and Class C common stock, a distribution by Holdings of $0.06 per New Class A Unit (see “— General Overview — Initial Public Offering and Changes in Principals’ Interests”) was paid to all members of Holdings, including the Principals.

Holdings is required to make distributions to the Principals and to us for estimated tax payments.

Deferred Taxes

As a result of the Principals’ exchange of their Class B profits interests in Investment Adviser for New Class A Units, the Principals’ ownership interests were reclassified for financial accounting purposes to equity and the related deferred tax asset was de-recognized.

In connection with the IPO, each Principal exchanged 1.2 million of his New Class A Units for an equivalent number of shares of Class A common stock. In connection with the exchange, we elected to step up our tax basis in the incremental assets acquired in accordance with Section 754 of the Code. The tax benefits arising from the resultant step-up in tax basis became determinable and based on the exchange date, deferred tax benefits of $38.4 million were recorded, and are expected to be recovered generally over a 15-year period. These benefits will be shared between us and each Principal under a tax receivable agreement (see “Related Party Transactions — Tax Receivable Agreement” and Item 8. Financial Statements and Supplementary Data, Notes to the Consolidated Financial Statements, Note 5. Tax Receivable Agreement).

As each Principal exchanges his New Class A Units into shares of our Class A common stock, or sells New Class A Units to us, the tax benefits arising from the resultant step-up in tax basis will become determinable, and the deferred tax benefits will be recorded at that time, to be recovered generally over a 15-year period in each instance. The amount of the deferred tax benefit arising from the step-up in tax basis in connection with the Exchange and purchase of New Class A Units in connection with this offering is expected to be approximately $153.4 million (assuming no changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefits generated by the exchange and/or purchase of an aggregate of 14,400,000 New Class A Units), which will be recorded and is expected to be recovered generally over a 15-year period from the assumed year of Exchange and purchase based on an assumed price of $21.49 per share of our Class A common stock (the last reported sale price for our Class A common stock on May 18, 2010, which is the date on which each Principal exchanged 3,000,000 shares of New Class A Units for 3,000,000 shares of Class A common stock). These benefits will be shared between us and the Principals under a tax receivable agreement (see “Related Party Transactions — Tax Receivable Agreement”).

As noted above, the majority of our deferred tax benefits is recoverable over a 15-year period and will depend on our ability to generate sufficient taxable income. Based on an analysis of our deferred tax assets, as of March 31, 2010, there will be sufficient annual taxable income to realize these deferred tax assets. In addition, as we have historically generated taxable income, we believe that it is more likely than not that the deferred tax asset will be recovered and, therefore, no valuation allowance is necessary.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009.

	Payments Due By Pay Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands)

Borrowings under term credit facility(1)	$60,000.0	$—	$60,000.0	$—	$—
Operating lease obligations	16,899.2	3,738.7	11,279.6	1,880.9	—
Recordkeeping service provider	8,000.0	1,600.0	3,200.0	3,200.0	—
Other	16,933.6	10,218.8	5,571.8	1,143.0	—

Total	$101,832.8	$15,557.5	$80,051.4	$6,223.9	$—

(1)	Excludes accrued interest expense. Interest is payable at a variable rate.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2010, or as of December 31, 2009.

New Accounting Standards

Recently Adopted Accounting Pronouncements

Upon the IPO, we adopted the provisions of ASC 810.10.65, Noncontrolling Interests in Consolidated Financial Statements, for the Principals’ ownership in Holdings.

New Accounting Pronouncements Not Yet Adopted

In February 2010, the Financial Accounting Standards Board (the “FASB”) issued an Accounting Standards Update which defers the effective date of ASC 810.10, Amendments to FASB Interpretation No. 46(R), for companies, such as us, that have interests in certain investment entities. ASC 810.10 gives additional guidance on determining whether an entity is a variable interest entity and requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity.

In January 2010, the FASB issued an Accounting Standards Update to ASC 820.10, Fair Value Measurements and Disclosures (FAS 157), to improve disclosures about fair value measurements.

BUSINESS

Overview

Our Structure

Prior to the completion of our IPO in September 2009, we were a wholly owned subsidiary of Julius Baer Holding Ltd. (a Swiss corporation now known as GAM Holding Ltd.). We have three direct or indirect subsidiaries, Holdings, an intermediate holding company, Investment Adviser, a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), and Artio Capital Management LLC. Investment Adviser and Artio Capital Management LLC are wholly owned subsidiaries of Holdings.

As a holding company, we conduct all of our business activities through Investment Adviser. Investment Adviser was organized as a corporation in Delaware on February 4, 1983 and converted to a limited liability company on May 3, 2004. Investment Adviser is a registered investment adviser that provides investment management services to institutional and mutual fund clients, including the Artio Global Funds.

Following our IPO and the related reorganization, our Principals each held 7.8 million New Class A Units in Holdings. They also held 7.8 million shares of our Class B common stock, which has voting but no economic rights. Each Principal has the right to exchange New Class A Units for shares of Class A common stock on a one-for-one basis. As set forth in greater detail below, in connection with this offering and inclusive of the 3,000,000 New Class A Units each Principal exchanged for shares of Class A common stock prior to this offering, we expect Richard Pell will exchange or sell all but 600,000 New Class A Units and will surrender for cancellation all but 600,000 shares of Class B common stock and Rudolph-Riad Younes will exchange or sell all but 600,000 New Class A Units and will surrender for cancellation all but 600,000 shares of Class B common stock. See “Related Party Transactions — Exchange Agreement”.

Following the application of the net proceeds of this offering (assuming the underwriters do not exercise their option to purchase additional shares), our Principals will each have approximately 9.9% of the voting power in Artio Global Investors Inc. through their respective ownership of the shares of our Class A and Class B common stock, and GAM will have approximately 27.9% through its ownership of the shares of our Class C common stock. Net profits and net losses of Holdings will be allocated, and distributions will be made, 98% to us and 1% to each of our Principals.

The number of shares of our Class A common stock issued in connection with this offering (and related purchase by us of New Class A Units or shares of Class A common stock from our Principals) may vary from the 3,700,000 shares (or 4,200,000 shares if the underwriters exercise in full their option to purchase additional shares) currently contemplated as a result of the price at which we sell shares of our Class A common stock to the underwriters in connection with this offering. This is because the net proceeds of this offering will be used to purchase a number of New Class A Units and shares of Class A common stock from each of the Principals to generate net proceeds sufficient to cover taxes payable by them on the expected exchange or sale of an aggregate of 7,200,000 New Class A Units by each Principal in connection with this offering (which includes 3,000,000 New Class A Units previously exchanged by each Principal on May 18, 2010, the tax liability of which was determined prior to the pricing of this offering). Should either Principal exchange additional New Class A Units prior to the pricing of this offering, additional variability may result from the tax liability related to such exchange and any change in market price from the time of such exchange compared to the pricing of this offering. The table below presents a range of assumed offering prices and the resulting increase or decrease in the size of this offering (assuming the underwriters do not exercise their option to purchase additional shares) that would result from such increase or decrease in order to generate net proceeds sufficient to cover the tax liability relating to the expected exchanges and sales by each Principal in connection with this offering (inclusive of the 3,000,000 New Class A Units each Principal exchanged on May 18, 2010 and assuming that the Principals each exchange or sell an additional 4,200,000 New Class A Units on the date of the pricing of this offering).

Price per Share of Class A common	Aggregate number of shares	Increase (decrease) in aggregate
stock (net of assumed underwriting	of Class A common	number of shares of Class A
discounts and commissions)	stock sold in this offering	common stock sold in this offering

$23.49	3,327,639	(372,361)
$22.49	3,381,242	(318,758)
$21.49	3,439,833	(260,167)
$20.49	3,504,144	(195,856)
$19.49	3,575,054	(124,946)
$18.49	3,653,635	(46,365)
$17.49	3,741,201	41,201
$16.49	3,839,387	139,387

Our Business

We are an asset manager that is best known for our International Equity strategies, which represented 81% of our assets under management as of March 31, 2010 and 89% of our investment management fees for the three months ended March 31, 2010. We also offer a broad range of other investment strategies, including High Grade Fixed Income, High Yield, Global Equity and U.S. Equity strategies. We offer the following investment vehicles through which clients access our investment capabilities: proprietary funds, institutional commingled funds, separate accounts and sub-advisory mandates where we advise other client funds. Our revenues consist almost entirely of investment management fees, which are based primarily on the fair value of our assets under management rather than investment performance-based fees.

Our primary business objective is to consistently generate superior investment returns for our clients. We manage our investment portfolios based on a philosophy of style-agnostic investing across a broad range of opportunities, focusing on macro-economic factors and broad-based global investment themes. We also emphasize fundamental research and analysis in order to identify specific investment opportunities and capitalize on price inefficiencies. We believe that the depth and breadth of the intellectual capital and experience of our investment professionals, together with this investment philosophy and approach, have been the key drivers of our investment performance. As an organization, we concentrate our resources on meeting our clients’ investment objectives and we seek to outsource, whenever appropriate, support functions to industry leaders thereby allowing us to focus our business on the areas where we believe we can add the most value.

Our distribution efforts target institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons, such as pension fund consultants, broker dealers, registered investment advisors (“RIAs”), mutual fund platforms and sub-advisory relationships, enabling us to achieve significant leverage from our focused sales force and client service infrastructure. As of March 31, 2010, we provided investment management services to a broad and diversified spectrum of approximately 1,500 institutional clients, including some of the world’s leading corporations, public and private pension funds, endowments and foundations and major financial institutions through our separate accounts, commingled funds and proprietary funds. We also managed assets for more than 812,000 retail mutual fund shareholders through SEC-registered funds and other retail investors through 14 funds that we sub-advise for others.

In the mid-1990’s, our Principals assumed responsibility for managing our International Equity strategy. In the years that followed, we attracted attention from third parties such as Morningstar, which awarded a 5-star rating to the Artio International Equity Fund in 1998. Consequently, we began to attract significant inflows. Since 1999, we have expanded to other strategies, added portfolio managers and increased our assets under management to $56.3 billion as of April 30, 2010.

Our assets under management as of March 31, 2010 by investment vehicle and investment strategy are as follows:

Investment Vehicles (As of March 31, 2010)	Investment Strategies (As of March 31, 2010)

Industry Overview

Investment management is the professional management of securities and other assets on behalf of institutional and individual investors. This industry has enjoyed significant growth in recent years due to the capital inflows from sources such as households, pension plans and insurance companies.

Traditional investment managers, such as separate account and mutual fund managers, generally manage and advise investment portfolios of equity and fixed income securities. The investment objectives of these portfolios include maximizing total return, capital appreciation, current income and/or tracking the performance of a particular index. Performance is typically evaluated over various time periods based on investment returns relative to the appropriate market index and/or peer group. Traditional managers are generally compensated based on a small percentage of assets under management. Managers of such portfolios in the United States are registered with the SEC under the Advisers Act. Generally, investors have unrestricted access to their capital through market transactions in the case of closed-end funds and exchange-traded funds, or through withdrawals in the case of separate accounts and mutual funds, or open-end funds.

Competitive Strengths

We believe our success as an investment management company is based on the following competitive strengths:

Long-Term Track Record of Superior Investment Performance

We have a well-established track record of achieving superior investment returns over the longer term across our key investment strategies relative to our competitors and the relevant benchmarks, as reflected by the following:

•	our International Equity I composite has outperformed its benchmark, the MSCI AC World ex USA Indexsm ND, by 7.67% on an annualized basis since its inception in 1995 through March 31, 2010 (calculated on a gross basis before payment of fees);

•	as of March 31, 2010, eight out of nine publicly-reported composites had also outperformed their benchmarks on a gross basis since inception; and

•	as of March 31, 2010, six out of nine mutual funds (as represented by Class I-shares), representing over 99% of our mutual fund assets under management, were rated 4- or 5- stars by Morningstar and of those nine mutual funds, six were in the top quartile of Lipper rankings for performance since inception.

Experienced Investment Professionals and Management Team

We have an investment-centric culture that has enabled us to maintain a consistent investment philosophy and to attract and retain world-class professionals. Our current team of lead portfolio managers is highly experienced, averaging approximately 23 years of industry experience among them. Over the past five years, our team of investment professionals (including our portfolio managers) has expanded from approximately 20 to approximately 50 people and we have experienced only minimal departures during this period. Furthermore, our entire team of senior managers (including marketing and sales directors and client service managers) averages approximately 26 years of industry experience.

Leading Position in International Equity

We have a leading position in international equity investment management and, as of March 31, 2010, we ranked as the 11th largest manager of international equity mutual funds in the United States according to Strategic Insight. We believe that we are well-positioned to take advantage of opportunities in this attractive asset class over the next several years. In 2009, our International Equity strategies generated returns that were well below their benchmarks, which, despite our strong long-term investment performance, could negatively impact our competitive position. However, amid more fundamentally driven markets, performance in our flagship international equity strategies is improving and overall we have a positive outlook for international equity markets.

Strong Track Records in Other Investment Strategies

In addition to our leading position in international equity, we enjoy strong long-term track records in several of our other key strategies. Our Total Return Bond Fund ranked in the 1st quartile of its Lipper universe over the three- and five-year periods ended March 31, 2010 and since inception, as of March 31, 2010. Our Global High Income Fund ranked in the top decile over the three- and five-year periods ended March 31, 2010 and since inception, as of March 31, 2010. Our Global Equity Fund ranked in the 3rd quartile over the three year-period ended March 31, 2010, and in the 2nd quartile for the five-year period and since inception, as of March 31, 2010.

Strong Relationships with Institutional Clients

We focus our efforts on institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons. As of March 31, 2010, we provided investment management services to approximately 1,500 institutional clients invested in separate accounts, commingled funds or proprietary funds. We have found that while institutional investors generally have a longer and more extensive due diligence process prior to investing, this results in clients who are more focused on our method of investing and our long-term results, and, as a result, our institutional relationships tend to be longer, with less year-to-year turnover, than is typical among retail clients.

Effective and Diverse Distribution

Our assets under management are distributed through multiple channels. By utilizing our intermediated distribution sources and focusing on institutions and organizations that exhibit institutional buying behavior, we are able to achieve significant leverage from our focused sales force and client service infrastructure. We have developed strong relationships with most of the major pension and industry consulting firms, which have allowed us access to a broad range of institutional clients. As of March 31, 2010, no single consulting firm represented greater than approximately 5% of our assets under management and our largest individual client represented approximately 3% of our total assets under management. We access retail investors through our relationships with intermediaries such as RIAs and broker dealers as well as through mutual fund platforms and sub-advisory relationships. Our distribution efforts with retail intermediaries, particularly broker dealers, are more recent than our institutional efforts and, as a result, our assets sourced through the largest broker dealers represent a relatively small portion of our assets under management. However, given our continued and increasing focus on this segment, and as a result of recent consolidation among broker dealers with whom we have established relationships, we believe we have opportunities to reach additional retail investors through our existing relationships.

Strong Organic Growth in Assets under Management and Sustained Net Client Inflows

In the period from December 31, 2003 through April 30, 2010, our assets under management grew from $7.5 billion to $56.3 billion, representing a compound annual growth rate (“CAGR”) of 37%. Until mid-2008, our assets under management growth was the result of a combination of general market appreciation, our record of outperforming the relevant benchmarks and an increase in net client cash inflows, which we define as the amount by which client additions to new and existing accounts exceed withdrawals from client accounts. However, market depreciation in the second half of 2008 and early 2009 had a significant negative impact on our assets under management. During the period between December 31, 2003 and March 31, 2010, net client cash inflows represented 85% of our overall growth, including $0.1 billion of net client cash inflows during the three months ended March 31, 2010.

Focused Business Model

Our business model is designed to focus the vast majority of our resources on meeting our clients’ investment objectives. Accordingly, we take internal ownership of the aspects of our operations that directly influence the investment process, our client relationships and risk management. Whenever appropriate, we seek to outsource support functions, including middle- and back-office activities, to industry leaders, whose services we closely monitor. This allows us to focus our efforts where we believe we can add the most value. We believe this approach has also resulted in an efficient and streamlined operating model, which has generated strong operating margins, limited fixed expenses and an ability to maintain profitability during difficult periods. As a result, in the three months ended March 31, 2010 and the year ended December 31, 2009, we produced Adjusted operating income of $49 million and $173 million from total revenues and other operating income of $86 million and $307 million, representing Adjusted operating margins of 57.0% and 56.4%, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted Performance Measures” for a reconciliation of Operating income (loss) before income tax expense to Adjusted operating income.

Strategy

We seek to achieve consistent and superior long-term investment performance for our clients. Our strategy for continued success and future growth is guided by the following principles:

Continue to Capitalize on our Reputation in International Equity

We aim to continue to grow our International Equity assets under management over time. Our International Equity I strategy, which had $21.0 billion in assets under management as of March 31, 2010, was closed to new investors in August 2005 in order to preserve its ability to invest effectively in smaller capitalization investments. The successor strategy, International Equity II, which mirrors the International Equity I strategy in all respects except that it does not allocate assets to these small capitalization investments and therefore does not have the same capacity constraint as International Equity I, was launched in March 2005. International Equity II has grown to $24.6 billion (as of March 31, 2010) in assets under management in approximately five years. We believe we have the capacity to handle additional assets within our International Equity II strategy. Given our reputation as a manager of international equity and our expectation of continued strong institutional demand for international equity, we aim to continue to grow international equity assets under management over the longer term and leverage our experience in International Equity to grow our Global Equity strategy in order to capitalize on increasing flows into this strategy from investors both in and outside of the United States.

Grow our other Investment Strategies

Historically, we concentrated our distribution efforts primarily on our International Equity strategies. In recent years, we have focused on expanding and growing our other strategies as well, including our High Grade Fixed Income, High Yield and Global Equity strategies, which have experienced significant growth in assets under management as a result. We expect our U.S. Equity strategies to provide additional growth now that they have achieved their three-year performance track records, which are an important pre-requisite to investing for many institutional investors. As of March 31, 2010, Morningstar ratings for Class I shares are: 5-star rating for Artio US Smallcap Fund, 3-star rating for Artio US Multicap Fund, 2-star rating for Artio US Midcap Fund and 2-star rating for Artio US Microcap Fund. We also intend to continue to selectively initiate new product offerings in additional asset classes where we believe we have the potential to produce attractive risk-adjusted returns.

Further Extend our Distribution Capabilities

We continue to focus on expanding our distribution capabilities into those markets and client segments where we see demand for our product offerings and which we believe are consistent with our philosophy of focusing on distributors who display institutional buying behavior through their selection process and due diligence. For example, we have added employees to our broker-dealer team in 2010 to target a broader set of financial advisors. We also began focusing on family offices by dedicating an employee to this client segment. In addition, we plan to strengthen our international distribution through a dedicated employee who will focus on institutional and sub-advisory relationships, particularly in Northern Europe.

Maintain a Disciplined Approach to Growth

We are an investment-centric firm that focuses on the delivery of superior long-term investment returns for our clients through the application of our established investment processes and risk management discipline. While we have generated significant growth in our assets under management over the past several years and have continued to develop a broader range of investment offerings, we are focused on long-term success and we will only pursue those expansion opportunities that are consistent with our operating philosophy. This philosophy requires that:

•	each new investment strategy and offering must provide the potential for attractive risk adjusted returns for clients in these new strategies without negatively affecting return prospects for existing clients;

•	new client segments or distribution sources must value our approach and be willing to appropriately compensate us for our services; and

•	new product offerings and client segments must be consistent with the broad investment mission and not alter the investment-centric nature of our firm’s culture.

By ensuring that each new opportunity is evaluated against these criteria we intend to maintain a disciplined approach to growth for the long-term. For example, we closed our International Equity I strategy to new investments in August 2005, in order to preserve return opportunity in our smaller capitalization investments for existing International Equity I investors. In anticipation of this, we launched our International Equity II strategy in March 2005 with the same focus as our International Equity I strategy except that it does not invest in small-cap companies.

Continue to Focus on Risk Management

We manage risk at multiple levels throughout the organization, including directly by the portfolio manager, at the Chief Investment Officer level, and more broadly through an Enterprise Risk Management framework overseen by the Management Committee, which identifies, assesses and manages the full range of risks that face our Company and reports to the Board of Directors.

At the investment portfolio level, we seek to manage risk daily on a real-time basis with an emphasis on identifying which investments are working, which investments are not, and what factors are influencing performance on both an intended and unintended basis. This approach to managing portfolio-level risk is not designed to avoid taking risks, but to seek to ensure that the risks we choose to take are rewarded with an appropriate premium opportunity for those risks. This approach to managing portfolio-level risk is an integral component of our investment processes.

Investment Strategies, Products and Performance

Overview

Our investment strategies are grouped into five asset classes: International Equity (which as of March 31, 2010 included: five proprietary funds, six institutional commingled funds, 68 separate accounts and nine sub-advisory accounts); Global Equity (which as of March 31, 2010 included: two proprietary funds, four separate accounts and two institutional commingled funds); U.S. Equity (which as of March 31, 2010 included: eight proprietary funds and one sub-advisory account); High Grade Fixed Income (which as of March 31, 2010 included: three proprietary funds, 12 separate accounts and three sub-advisory accounts); and High Yield (which as of March 31, 2010 included: two proprietary funds, two institutional commingled funds, four separate accounts and one sub-advisory account).

While each of our investment teams has a distinct process and approach to managing their investment portfolios, we foster an open, collaborative culture that encourages the sharing of ideas and insights across teams. This approach serves to unify and define us as an asset manager and has contributed to the strong results across our range of strategies. Although not specifically designed as such nor centrally mandated, the following practices are core to each team’s philosophy and process:

•	A team-based approach;

•	A reliance on internally generated research and independent thinking;

•	A belief that broad-based quantitative screening prior to the application of a fundamental research overlay is as likely to hide opportunities as it is to reveal them;

•	A significant emphasis on top-down/macro inputs and broad-based global investment themes to complement unique industry specific bottom-up analysis;

•	An intense focus on risk management, but not an aversion to taking risk that is rewarded with an appropriate premium; and

•	A belief that ultimate investment authority and accountability should reside with individuals within each investment team rather than committees.

We further believe that sharing ideas and analyses across investment teams allows us to leverage our knowledge of markets across the globe. In addition, this collaboration has enabled us to successfully translate profitable ideas from one asset class or market to another across our range of investment strategies.

We offer the following investment vehicles through which clients access our investment capabilities: proprietary funds, institutional commingled funds, separate accounts and sub-advisory accounts. We currently serve as investment advisor to nine SEC-registered mutual funds that offer no-load open-end share classes. In addition, we offer two private offshore funds to select offshore clients. Our institutional commingled funds are private pooled investment vehicles which we offer to qualified institutional clients such as public and private pension funds, foundations and endowments, membership organizations and trusts. We similarly manage separate accounts for institutional clients such as public and private pension funds, foundations and endowments and generally offer these accounts to institutional investors making the required minimum initial investment, which vary by strategy. Due to the size of the plans and specific reporting requirements of these investors, a separately managed account is often necessary to meet our clients’ needs. Our sub-advisory accounts include six SEC-registered mutual funds managed pursuant to sub-advisory agreements and eight non-SEC registered funds. Our sub-advisory account services are primarily focused on our International Equity strategies. Clients include financial services companies looking to supplement their own product offerings with products externally managed by managers with specific expertise, which we provide.

The investment decisions we make and the activities of our investment professionals may subject us to litigation and damage to our professional reputation if our investment strategies perform poorly. See “Risk Factors — Risks Related to our Business — If our investment strategies perform poorly, clients could withdraw their funds and we could suffer a decline in assets under management and/or become subject to litigation which would reduce our earnings” and “Risk Factors — Risks Related to our Business — Employee misconduct could expose us to significant legal liability and reputational harm”.

Investment Strategies

The table below sets forth the total assets under management for each of our investment strategies as of March 31, 2010, the strategy inception date and, for those strategies which we make available through an SEC-registered mutual fund, the Lipper ranking of the Class I shares of such mutual fund against similar funds based on performance since inception.

	Total AuM as of	Strategy	Quartile Ranking
Strategy	March 31, 2010	Inception Date	Since Inception
	(In millions)

International Equity
International Equity I	$20,955	May 1995	1
International Equity II	24,559	April 2005(1)	1
Other International Equity	74	Various	—
High Grade Fixed Income
Total Return Bond	4,473	February 1995	1
U.S. Fixed Income & Cash	778	Various	—
High Yield
High Yield	4,523	April 2003	1
Global Equity
Global Equity	892	July 1995	2
U.S. Equity
Micro-Cap	64	August 2006	1
Small-Cap	48	August 2006	1
Mid-Cap	6	August 2006(2)	3
Multi-Cap	8	August 2006(3)	2
Other	37

Total	$56,417

(1)	We classify within International Equity II certain sub-advised mandates that were initially part of our International Equity I strategy because net client cash flows into these mandates, since 2005, have been invested according to the International Equity II strategy and the overall portfolios of these mandates are currently more similar to our International Equity II strategy.

(2)	Lipper compares our Mid-Cap fund with the Lipper “Mid-Cap Growth Funds” class category. We believe the Lipper “Mid-Cap Core Funds” class category is better aligned with the strategies with which we compete. Our ranking since inception in the “Mid-Cap Core Funds” class category as of March 31, 2010 was in the 2nd quartile. See “Performance Information Used in This Prospectus”.

(3)	Lipper compares our Multi-Cap fund with the Lipper “Multi-Cap Growth Funds” class category. We believe the Lipper “Multi-Cap Core Funds” class category is better aligned with the strategies with which we compete. Our ranking since inception in the “Multi-Cap Core Funds” class category as of March 31, 2010 was in the 1st quartile. See “Performance Information Used in This Prospectus”.

Set forth below is a description of each of our strategies and their performance.

International Equity

Our International Equity strategies are core strategies that do not attempt to follow either a “growth” approach or a “value” approach to investing. The International Equity strategies invest in equity securities and equity derivatives in developed and emerging markets outside the United States. We believe that maintaining a diversified core portfolio, driven by dynamic sector and company fundamental analysis, is the key to delivering superior, risk-adjusted, long-term performance in the international equity markets. The investment process for the International Equity strategy is a three phase process consisting of: (i) thinking — conducting broad global fundamental analysis to establish relative values and priorities across and between sectors and geographies; (ii) screening — conducting a detailed fundamental analysis of the competitive relationship between companies and the sectors and countries in which they operate; and (iii) selecting — carefully considering whether the investment opportunity results from (a) an attractive relative value, (b) a catalyst for change, (c) in the case of emerging markets, in a market, sector or region undergoing transformation from emerging toward developed status, (d) a company in a dominant competitive position or (e) a company exhibiting a strong financial position with strong management talent and leadership. The overall objective of our investment process is to create a highly diversified portfolio of the most relatively attractive securities in over 20 countries. The portfolio is monitored on a daily basis using a proprietary attribution system that permits us to track how particular investments contribute to performance.

The 30 professionals that comprise this team are responsible for managing International Equity investment strategies which, in the aggregate, accounted for $45.6 billion of our total assets under management as of March 31, 2010, with 44% of these assets in proprietary funds, 31% in separate accounts, 19% in commingled funds and 6% in sub-advised accounts.

•	International Equity I (“IE I”)

We launched this strategy in May 1995 and, as of March 31, 2010, it accounted for approximately $21.0 billion of assets under management, including the $10.6 billion Artio International Equity Fund. IE I was closed to new investors in August 2005 in order to preserve the return opportunity in our smaller capitalization investments for existing IE I investors. As of March 31, 2010, the Artio International Equity Fund ranked in the 51st percentile of its Lipper universe over the past one-year period and in the 3rd and 1st quartile over the past three- and five-year periods, respectively.

The following table sets forth the changes in assets under management for the years ended December 31, 2009 and 2008 and the three months ended March 31, 2010:

	Three Months	Year Ended
	Ended March 31,	December 31,
International Equity I	2010	2009	2008
		(In millions)

Beginning assets under management	$21,656	$20,188	$42,517
Gross client cash inflows	340	1,759	3,126
Gross client cash outflows	(1,101)	(4,406)	(7,384)

Net client cash flows	(761)	(2,647)	(4,258)
Transfers between investment strategies	—	10	(155)

Total client cash flows	(761)	(2,637)	(4,413)
Market appreciation (depreciation)	60	4,105	(17,916)

Ending assets under management	$20,955	$21,656	$20,188

•	International Equity II (“IE II”)

We launched a second International Equity strategy in March 2005. IE II mirrors IE I in all respects except that it does not invest in companies with small capitalizations. We direct all new International Equity mandates into this strategy. As of March 31, 2010, IE II accounted for approximately $24.6 billion of assets under management. We classify within IE II certain sub-advised mandates that were initially part of our IE I strategy because net client cash flows into these mandates, since 2005, have been invested according to the IE II strategy and the overall portfolios of these mandates are currently more similar to our IE II strategy. As of March 31, 2010, the Artio International Equity Fund II ranked in the 62nd percentile of its Lipper universe for the one year and in the 2nd quartile over the three-year period.

The following table sets forth the changes in assets under management for the years ended December 31, 2009 and 2008 and the three months ended March 31, 2010:

	Three Months	Year Ended
	Ended March 31,	December 31,
International Equity II	2010	2009	2008
		(In millions)

Beginning assets under management	$24,716	$18,697	$26,050
Gross client cash inflows	984	6,349	11,532
Gross client cash outflows	(1,179)	(5,249)	(5,706)

Net client cash flows	(195)	1,100	5,826
Transfers between investment strategies	50	—	109

Total client cash flows	(145)	1,100	5,935
Market appreciation (depreciation)	(12)	4,919	(13,288)

Ending assets under management	$24,559	$24,716	$18,697

•	Other International Equity

In addition to our core IE I and IE II strategies, we have several other smaller International Equity strategies that we have developed in response to specific client requests which, in the aggregate, accounted for approximately $0.1 billion in assets under management as of March 31, 2010.

The table below sets forth the annualized returns, gross and net (which represent annualized returns prior to and after payment of fees, respectively) of our largest International Equity composites from their inception to March 31, 2010, and in the five-year, three-year and one-year periods ended March 31, 2010, relative to the performance of the market indices that are most commonly used by our clients to compare the performance of the relevant composite.

	Period Ended March 31, 2010
	Since Inception	5 Years	3 Years	1 Year

International Equity I
Annualized Gross Returns	12.9%	5.6%	(7.2)%	51.0%
Annualized Net Returns	11.3%	4.7%	(7.9)%	49.9%
MSCI EAFE Index®	4.6%	3.8%	(7.0)%	54.4%
MSCI AC World ex USA Indexsm ND	5.2%	6.1%	(4.2)%	60.9%
International Equity II
Annualized Gross Returns	5.8%	5.8%	(6.1)%	49.1%
Annualized Net Returns	5.1%	5.1%	(6.7)%	48.1%
MSCI EAFE Index®	3.8%	3.8%	(7.0)%	54.4%
MSCI AC World ex USA Indexsm ND	6.1%	6.1%	(4.2)%	60.9%

The table below sets forth the annualized returns, gross and net (which represent annualized returns prior to and after payment of fees, respectively) of our largest International Equity composites for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, and the three months ended March 31, 2010, relative to the performance of the market indices that are most commonly used by our clients to compare the performance of the relevant composite.

						Three Months
	Year Ended December 31,					Ended March 31,
	2009	2008	2007	2006	2005	2010

International Equity I
Gross Returns	26.0%	(44.1)%	18.4%	32.9%	18.3%	0.6%
Net Returns	25.0%	(44.6)%	17.5%	31.5%	17.1%	0.4%
MSCI EAFE Index®	31.8%	(43.4)%	11.2%	26.3%	13.5%	0.9%
MSCI ACWI ex USA Indexsm ND	41.4%	(45.5)%	16.7%	26.7%	16.6%	1.6%
International Equity II (1)
Gross Returns	26.1%	(42.3)%	18.2%	31.0%	17.4%	0.1%
Net Returns	25.3%	(42.6)%	17.4%	30.0%	16.9%	(0.1)%
MSCI EAFE Index®	31.8%	(43.4)%	11.2%	26.3%	13.7%	0.9%
MSCI ACWI ex USA Indexsm ND	41.4%	(45.5)%	16.7%	26.7%	16.3%	1.6%

(1)	Results for the year ended December 31, 2005 are for the period from April 1, 2005 (the inception of IE II) through December 31, 2005.

The returns generated by the proprietary funds, sub-advisory accounts, separate accounts and institutional commingled funds invested in our International Equity strategies for the periods ended December 31, 2009 and March 31, 2010 are substantially similar to the returns presented in the tables above.

High Grade Fixed Income

We manage investment grade fixed income strategies that include high grade debt of both U.S. and non-U.S. issuers. Our main offering is our Total Return Bond strategy, also known as the Core Plus strategy, which invests over 60% of portfolio assets in the U.S. fixed income markets (the “Core”) but also seeks to take advantage of those opportunities available in the investment grade components of non-U.S. markets (the “Plus”). We also offer a Core Plus Plus strategy, which combines our Total Return Bond strategy with allocations to high yield. The High Yield portion of these assets is reflected in the High Yield section of our discussion. In addition, we manage several U.S. fixed income and cash strategies.

We believe an investment grade fixed income portfolio can consistently deliver a source of superior risk-adjusted returns when enhanced through effective duration budgeting, expansion to include foreign sovereign debt, yield curve positioning across multiple curves and sector-oriented credit analysis. The investment process for the investment grade fixed income strategies involves five key steps: (i) market segmentation; (ii) macro fundamental analysis and screening of global macro-economic factors; (iii) internal rating assignment; (iv) target portfolio construction; and (v) risk distribution examination. The portfolio is constantly monitored and rebalanced as needed.

The seven professionals in our High Grade Fixed Income team are responsible for both the global high grade and U.S. fixed income products which, in the aggregate, accounted for $5.3 billion of our total assets under management as of March 31, 2010. We have focused our distribution efforts on these strategies since the beginning of 2007 and have increased our assets under management invested in these strategies by $3.3 billion as a result. As of March 31, 2010, 32% of the $5.3 billion in assets under management was in proprietary funds, 53% was in separate accounts and 15% was in sub-advised accounts.

•	Total Return Bond — We launched this product in February 1995 and, as of March 31, 2010, it accounted for approximately $4.5 billion of assets under management. As of March 31, 2010, the Total Return Bond Fund (I-Shares) ranked in the 3rd quartile of its Lipper universe over the past one-year period and in the 1st quartile over the past three- and five-year periods.

•	U.S. Fixed Income & Cash — As of March 31, 2010, these products accounted for approximately $0.8 billion of assets under management, mostly through sub-advisory arrangements with GAM’s offshore funds. See Notes to the Financial Consolidated Statements, Note 6. “Related Party Transactions”.

The following table sets forth the changes in assets under management for the years ended December 31, 2009 and 2008 and the three months ended March 31, 2010:

	Three Months	Year Ended
	Ended March 31,	December 31,
High Grade Fixed Income	2010	2009	2008
	(In millions)

Beginning assets under management	$5,293	$4,566	$4,657
Gross client cash inflows	191	1,481	1,550
Gross client cash outflows	(389)	(1,230)	(1,523)

Net client cash flows	(198)	251	27
Transfers between investment strategies	10	(16)	(117)

Total client cash flows	(188)	235	(90)
Market appreciation (depreciation)	146	492	(1)

Ending assets under management	$5,251	$5,293	$4,566

The table below sets forth the annualized returns, gross and net (which represent annualized returns prior to and after payment of fees, respectively) of our principal composite, the Total Return Bond (Core Plus) composite, from its inception to March 31, 2010 and in the five-year, three-year, and one-year periods ended March 31, 2010, relative to the performance of the market indices that are most commonly used by our clients to compare the performance of the composite.

	Period Ended March 31, 2010
Total Return Bond	Since Inception	5 Years	3 Years	1 Year

Annualized Gross Returns	7.9%	6.3%	7.1%	13.9%
Annualized Net Returns	7.0%	5.7%	6.7%	13.4%
Barclays Capital U.S. Aggregate Bond Index	6.7%	5.4%	6.1%	7.7%
Customized Index(1)	6.2%	5.1%	6.2%	7.6%

(1)	The customized index is composed of 80% of the Merrill Lynch 1-10 year U.S. Government/Corporate Index and 20% of the JP Morgan Global Government Bond (non-U.S.) Index.

The table below sets forth the annualized returns, gross and net (which represent annualized returns prior to and after payment of fees, respectively) of our principal composite, the Total Return Bond (Core Plus) composite, for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, and the three months ended March 31, 2010, relative to the performance of the market indices that are most commonly used by our clients to compare the performance of the relevant composite.

						Three Months
	Year Ended December 31,					Ended March 31,
Total Return Bond	2009	2008	2007	2006	2005	2010

Gross Returns	11.2%	0.9%	8.3%	5.5%	3.1%	2.4%
Net Returns	10.7%	0.4%	7.7%	4.8%	2.0%	2.3%
Barclays Capital U.S. Aggregate Bond Index	5.9%	5.2%	7.0%	4.3%	2.4%	1.8%
Customized Index(1)	5.4%	5.6%	8.2%	4.7%	(0.6)%	0.9%

(1)	The customized index is comprised of 80% of the Merrill Lynch 1-10 year U.S. Government/Corporate Index and 20% of the JP Morgan Global Government Bond (non-U.S.) Index.

The returns generated by the proprietary funds, sub-advisory accounts and separate accounts invested in our High Grade Fixed Income strategy for the periods ended December 31, 2009 and March 31, 2010, are substantially similar to the returns presented in the tables above.

High Yield

Our High Yield strategy invests in securities issued by non-investment grade issuers in both developed markets and emerging markets. By bringing a global perspective to the management of high yield securities and combining it with a disciplined, credit-driven investment process, we believe we can provide our clients with a more diversified/higher yielding portfolio that is designed to deliver superior risk-adjusted returns. The investment process for the High Yield strategy seeks to generate high total returns by following five broad-based fundamental investment rules: (i) applying a global perspective on industry risk analysis and the search for investment opportunities; (ii) intensive credit research based on a “business economics” approach; (iii) stop-loss discipline that begins and ends with the question “Why should we not be selling the position?”; (iv) avoiding over-diversification to become more expert on specific credits; and (v) low portfolio turnover. The investment process is primarily a bottom-up approach to investing, bringing together the team’s issuer, industry and asset class research and more macro-economic, industry and sector-based insights. With this information, the team seeks to identify stable to improving credits. Once the team has established a set of “buyable” candidates, it constructs a portfolio through a process of relative value considerations that seek to maximize the total return potential of the portfolio within a set of risk management constraints.

The six professionals comprising our High Yield team are responsible for managing the High Yield strategy which accounted for approximately $4.5 billion of our total assets under management as of March 31, 2010, with 61% of these assets in proprietary funds, 12% in separate accounts, 21% in sub-advised accounts and 6% in commingled funds. The main vehicle for this strategy is the Artio Global High Income Fund, which we launched in December 2002. The fund carried a Morningstar 5-star rating on its Class I shares and Class A shares as of March 31, 2010. The Global High Income Fund also ranked in the 2nd quartile of its Lipper universe over the one-year period, and the top decile over the three- and five-year periods ending March 31, 2010 and since inception, as of March 31, 2010.

The following table sets forth the changes in assets under management for the years ended December 31, 2009 and 2008, and the three months ended March 31, 2010:

	Three Months	Year Ended
	Ended March 31,	December 31,
High Yield	2010	2009	2008
	(In millions)

Beginning assets under management	$3,516	$977	$852
Gross client cash inflows	1,199	2,399	807
Gross client cash outflows	(274)	(639)	(442)

Net client cash flows	925	1,760	365
Transfers between investment strategies	(10)	6	117

Total client cash flows	915	1,766	482
Market appreciation (depreciation)	92	773	(357)

Ending assets under management	$4,523	$3,516	$977

The table below sets forth the annualized returns, gross and net (which represent annualized returns prior to and after payment of fees, respectively) of our High Yield composite from its inception to March 31, 2010, and in the five-year, three-year, and one-year periods ended March 31, 2010, relative to the performance of the market indices which are most commonly used by our clients to compare the performance of the composite.

	Period Ended March 31, 2010
High Yield	Since Inception	5 Years	3 Years	1 Year

Annualized Gross Returns	11.6%	9.7%	8.6%	54.8%
Annualized Net Returns	10.3%	8.6%	7.6%	53.3%
ML Global High Yield USD Constrained Index	10.2%	8.1%	7.3%	61.2%

The table below sets forth the annualized returns, gross and net (which represent annualized returns prior to and after payment of fees, respectively) of our High Yield composite for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, and the three months ended March 31, 2010, relative to the performance of the market indices that are most commonly used by our clients to compare the performance of the relevant composite.

						Three Months
	Year Ended December 31,					Ended March 31,
High Yield	2009	2008	2007	2006	2005	2010

Gross Returns	56.4%	(23.6)%	5.2%	12.6%	5.7%	4.8%
Net Returns	55.0%	(24.3)%	4.1%	11.2%	4.4%	4.5%
ML Global High Yield USD Constrained Index	62.2%	(27.5)%	3.4%	12.2%	1.6%	4.5%

The returns generated by the proprietary funds, sub-advisory accounts, separate accounts and institutional commingled funds invested in our High Yield strategies for the periods ended December 31, 2009 and March 31, 2010 are substantially similar to the returns presented in the tables above.

Global Equity

Global Equity is a core, multi-cap equity strategy that invests in companies worldwide. While U.S. investors have traditionally split investment decisions into U.S. versus non-U.S. categories, we believe that some U.S. investors will adopt the global paradigm and this distinction will evolve into the adoption of true global equity portfolios. The impact of globalization continues to diminish the importance of “country of origin” within the equity landscape and industry considerations have become much more critical in understanding company dynamics, particularly within more developed markets. We believe that our strength in analyzing and allocating to opportunities within developed and emerging markets positions us to effectively penetrate this growing area. This strategy employs the same investment process as our International Equity strategies, but includes the U.S. equity market in its investing universe.

In addition to managing our International Equity strategies, the professionals that comprise this team are also responsible for our Global Equity strategy and receive input from our U.S. Equity teams, as appropriate. As of March 31, 2010, Global Equity accounted for approximately $892 million of assets under management, with 10% of these assets in our proprietary funds, 61% in separate accounts and 29% in commingled funds. As of March 31, 2010, the Artio Global Equity Fund ranked in the 1st quartile of its Lipper universe over the past one-year period, in the 3rd quartile over the past three-year period, in the 2nd quartile over the past five-year period, and had a 4-star Morningstar rating.

The table below sets forth the changes in assets under management for the years ended December 31, 2009 and 2008 and the three months ended March 31, 2010:

	Three Months	Year Ended
	Ended March 31,	December 31,
Global Equity	2010	2009	2008
	(In millions)

Beginning assets under management	$618	$591	$761
Gross client cash inflows	305	89	210
Gross client cash outflows	(12)	(186)	(95)

Net client cash flows	293	(97)	115
Transfers between investment strategies	(50)	—	46

Total client cash flows	243	(97)	161
Market appreciation (depreciation)	31	124	(331)

Ending assets under management	$892	$618	$591

The table below sets forth the annualized returns, gross and net (which represents annualized returns prior to and after payment of fees, respectively) of our Global Equity composite from its inception to March 31, 2010, and in the five-year, three-year and one-year periods ended March 31, 2010, relative to the performance of the market indices that are most commonly used by our clients to compare the performance of the composite.

	Period Ended March 31, 2010
Global Equity	Since Inception	5 Years	3 Years	1 Year

Annualized Gross Returns	9.7%	5.2%	(3.9)%	57.6%
Annualized Net Returns	8.5%	4.2%	(4.4)%	56.7%
MSCI World Index	5.7%	2.9%	(5.4)%	52.4%
MSCI AC World Indexsm	5.6%	3.9%	(4.4)%	55.5%

The table below sets forth the annualized returns, gross and net (which represent annualized returns prior to and after payment of fees, respectively) of our Global Equity composite for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, and the three months ended March 31, 2010, relative to the performance of the market indices that are most commonly used by our clients to compare the performance of the relevant composite.

						Three Months
	Year Ended December 31,					Ended March 31,
Global Equity	2009	2008	2007	2006	2005	2010

Gross Returns	32.2%	(40.8)%	12.5%	23.2%	13.9%	3.6%
Net Returns	31.5%	(41.2)%	11.7%	21.4%	11.8%	3.5%
MSCI World Index	30.0%	(40.7)%	9.0%	20.1%	9.5%	3.2%
MSCI AC World Indexsm	34.6%	(42.2)%	11.7%	21.0%	10.8%	3.1%

The returns generated by the proprietary funds, sub-advisory accounts, separate accounts and institutional commingled funds invested in our Global Equity strategies for the periods ended December 31, 2009 and March, 31, 2010, are substantially similar to the returns presented in the tables above.

U.S. Equity

Our various U.S. Equity strategies were launched in July 2006 and include Microcap, Smallcap, Midcap and Multicap investment strategies that invest in equity securities of U.S. issuers with market capitalizations that fit within the indicated categories. We believe a diversified core portfolio, driven by extensive independent research and the ability to capitalize on price inefficiencies of companies are the key components to delivering consistently superior long-term performance. The investment process we undertake for these U.S. Equity strategies focuses on individual stock selection based on in-depth fundamental research, valuation and scenario analysis, rather than market timing or sector/industry concentration. This process is comprised of three steps: (i) sector and industry quantitative and qualitative screening; (ii) conducting fundamental research; and (iii) valuing investments based on upside/downside scenario analysis. Our investment process focuses on both quantitative and qualitative factors.

The seven professionals comprising our U.S. Equity team are responsible for managing the four distinct investment strategies which, in the aggregate, accounted for $126 million of our total assets under management as of March 31, 2010, with 58% in proprietary funds and 42% in sub-advised accounts.

•	Multicap — We launched this strategy in July 2006 and, as of March 31, 2010, it accounted for approximately $8 million of assets under management. The Multicap strategy ranked in the 2nd quartile of the Lipper “Multi-Cap Growth Funds” class category since inception as of March 31, 2010.

•	Midcap — We launched this strategy in July 2006 and, as of March 31, 2010, it accounted for approximately $6 million of assets under management. The Midcap strategy ranked in the 3rd quartile of the Lipper “Mid-Cap Growth Funds” class category since inception as of March 31, 2010.

•	Smallcap — We launched this strategy in July 2006 and, as of March 31, 2010, it accounted for approximately $48 million of assets under management. The Smallcap strategy ranked in the top decile in the Lipper “Small-Cap Growth Funds” class category since inception as of March 31, 2010.

•	Microcap — We launched this strategy in July 2006 and, as of March 31, 2010, it accounted for approximately $64 million of assets under management. The Microcap strategy ranked in the 1st quartile of its Lipper universe since inception as of March 31, 2010.

The table below sets forth the changes in assets under management for the years ended December 31, 2009 and 2008, and the three months ended March 31, 2010:

	Three Months	Year Ended
	Ended March 31,	December 31,
US Equity	2010	2009	2008
	(In millions)

Beginning assets under management	$81	$49	$133
Gross client cash inflows	35	14	18
Gross client cash outflows	(3)	(9)	(38)

Net client cash flows	32	5	(20)
Transfers between investment strategies	—	—	—

Total client cash flows	32	5	(20)
Market appreciation (depreciation)	13	27	(64)

Ending assets under management	$126	$81	$49

The table below sets forth the annualized returns, gross and net (which represents annualized returns prior to and after payment of fees, respectively) of our U.S. Equity composites from their inception to March 31, 2010, relative to the performance of the market indices which are most commonly used by our clients to compare the performance of the relevant composite.

	Period Ended March 31, 2010
US Equity	Since Inception	3 Years	1 Year

Multi-Cap
Annualized Gross Returns	4.4%	(0.1)%	66.3%
Annualized Net Returns	3.5%	(0.9)%	65.1%
Russell 3000® Index	0.2%	(4.0)%	52.4%
Mid-Cap
Annualized Gross Returns	3.1%	(2.5)%	68.6%
Annualized Net Returns	2.3%	(3.2)%	67.2%
Russell Mid-Cap® Index	1.6%	(3.3)%	67.7%
Small-Cap
Annualized Gross Returns	9.8%	5.8%	95.5%
Annualized Net Returns	8.9%	5.0%	93.7%
Russell 2000® Index	0.5%	(4.0)%	62.8%
Micro-Cap
Annualized Gross Returns	2.5%	(2.4)%	103.8%
Annualized Net Returns	1.6%	(3.3)%	101.9%
Russell 2000® Index	0.5%	(4.0)%	62.7%
Russell Micro-Cap® Index	(3.4)%	(8.4)%	65.1%

The table below sets forth the annualized returns, gross and net (which represent annualized returns prior to and after payment of fees, respectively) of our U.S. Equity composites for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, and the three months ended March 31, 2010, relative to the performance of the market indices that are most commonly used by our clients to compare the performance of the relevant composite.

						Three Months
	Year Ended December 31,					Ended March 31,
	2009	2008	2007	2006(1)	2005	2010

Multi-Cap
Gross Returns	51.1%	(41.4)%	6.1%	17.1%	N/A	6.5%
Net Returns	49.9%	(41.8)%	5.1%	16.4%	N/A	6.3%
Russell 3000® Index	28.3%	(37.3)%	5.1%	12.2%	N/A	5.9%
Mid-Cap
Gross Returns	53.4%	(44.7)%	3.7%	18.3%	N/A	7.4%
Net Returns	52.1%	(45.1)%	3.0%	17.7%	N/A	7.2%
Russell Mid-Cap® Index	40.5%	(41.5)%	5.6%	12.4%	N/A	8.7%
Small-Cap
Gross Returns	66.9%	(41.1)%	11.3%	14.5%	N/A	12.4%
Net Returns	65.3%	(41.5)%	10.7%	13.9%	N/A	12.1%
Russell 2000® Index	27.2%	(33.8)%	(1.6)%	13.1%	N/A	8.9%
Micro-Cap
Gross Returns	60.8%	(50.4)%	(0.2)%	17.0%	N/A	17.6%
Net Returns	59.3%	(50.8)%	(1.0)%	16.3%	N/A	17.3%
Russell 2000® Index	27.2%	(33.8)%	(1.6)%	13.1%	N/A	8.9%
Russell Micro-Cap® Index	27.5%	(39.8)%	(8.0)%	13.7%	N/A	9.9%

(1)	Results for the year ended December 31, 2006 are for the period from July 31, 2006 to December 31, 2006.

The returns generated by the proprietary funds, sub-advisory accounts and separate accounts invested in our U.S. Equity strategies for the periods ended December 31, 2009 and March 31, 2010 are substantially similar to the returns presented in the tables above.

Private Offshore Fund

In addition to our core strategies, we have approximately $37 million of assets under management invested in other strategies, all of which was invested in a private offshore fund as of March 31, 2010.

New Initiatives

We expect to launch a global credit hedge fund, which will aim to deliver absolute returns with low volatility and a low correlation to other asset classes by exploiting overlooked areas of value in stressed capital structures and under-researched international credits utilizing the experience of our investment teams. It will take a conservative approach to leverage and will be invested in bank debt, bonds, credit default swaps, mezzanine capital and equity-like instruments. We will provide seed money for this initiative.

Distribution and Client Service

We have historically distributed our products largely through intermediaries, including investment consultants, broker dealers, RIAs, mutual fund platforms and sub-advisory relationships. This distribution model has allowed us to achieve significant leverage from a relatively small sales and client service infrastructure. We believe it is important to limit the relative size of our distribution teams to maintain our investment-centric mission, strategy and culture.

By leveraging our intermediated distribution sources and focusing on institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons, we have built a balanced and broadly diversified client base across both the institutional and retail investor markets. As of March 31, 2010, 44% of assets under management were in proprietary funds and 56% were in other institutional assets, including separate accounts (32%), sub-advisory accounts (8%) and commingled funds (16%). The recent economic downturn and consolidation in the broker-dealer industry have led to increased competition to market through broker dealers and higher costs, and may lead to reduced distribution access and further cost increases; however, we believe the recent consolidation provides us with opportunities to expand our reach to additional retail investors through our existing broker-dealer relationships.

We believe our client base to be more institutional in nature and to a large extent exhibit buying behavior that demonstrates such. We believe that institutional clients invest for the long-term and given such are less likely to withdraw their assets during stressed market conditions. The institutional nature of our business has resulted in lower redemptions as compared to asset management businesses that service primarily retail clients.

Historically, we have concentrated our distribution efforts primarily on our International Equity strategies. In recent years, we have also begun to focus on other strategies as well, including our High Grade Fixed Income, High Yield and Global Equity strategies. In addition, we have selectively strengthened our international distribution by expanding into Canada.

Institutional Distribution and Client Service

We service a broad spectrum of institutional clients, including some of the world’s leading corporations, public and private pension funds, endowments and foundations and financial institutions. As of March 31, 2010, we provided asset management services to approximately 1,500 institutional clients invested in separate accounts, commingled funds and proprietary funds, including approximately 156 state and local governments nationwide and approximately 526 corporate clients. In addition, we manage assets for approximately 199 foundations; approximately 123 colleges, universities or other educational endowments; approximately 146 of the country’s hospital or healthcare systems; and approximately 129 Taft-Hartley plans and 18 religious organizations.

In the institutional marketplace, our sales professionals, client relationship managers and client service professionals are organized into teams, each focusing on a geographic target market in the United States. We have also established a sales presence in Canada and are considering expanding overseas in countries where we believe there is significant demand for our investment expertise, particularly our Global Equity and Global Fixed Income strategies.

Our institutional sales professionals focus their efforts on building strong relationships with the influential institutional consultants in their regions, while seeking to establish direct relationships with the largest potential institutional clients in their region. Their efforts have led to consultant relationships that are broadly diversified across a wide range of consultants. As of March 31, 2010, our largest consultant relationship represented approximately 5% of our total assets under management. Our largest individual client represented approximately 3% of our total assets under management as of March 31, 2010, and our top ten clients represented approximately 17% of our total assets under management as of March 31, 2010.

Our relationship managers generally assume responsibility from the sales professionals for maintaining the client relationship as quickly as is practical after a new mandate is won. Relationship managers and other client service professionals focus on interacting one-on-one with key clients on a regular basis to update them on investment performance and objectives.

We have also designated a small team of investment professionals as product specialists. These specialists participate in the investment process but their primary responsibility is communicating with clients any developments in the portfolio and answering questions beyond those where the client service staff can provide adequate responses.

Proprietary Fund and Retail Distribution

Within the proprietary fund and retail marketplace, we have assembled a small team of sales professionals for the areas and client segments where it can have meaningful impact. Our approach to retail distribution is to focus on: (i) broker dealers and major intermediaries; (ii) the RIA marketplace; (iii) direct brokerage platforms; and (iv) major financial institutions through sub-advisory channels. In general, their penetration has been greatest in those areas of the intermediated marketplace which display an institutional buying behavior.

Broker Dealers

In 2005, we established a broker-dealer sales team which supports the head office product distribution teams of major brokerage firms. This team also seeks to build general awareness of our investment offering among individual advisors and supports our platform sales, focusing particularly in those areas within each of its distributors where our no-load share classes are most appropriate. These dedicated marketing efforts are supported by internal investment professionals. While recent consolidation in the broker-dealer industry reduced the number of broker-dealer platforms, we believe those organizations with which we have existing relationships have become larger opportunities as a result. We are currently focused on expanding this distribution channel by adding new wholesalers. As of March 31, 2010, our largest broker-dealer relationship accounted for approximately 5% of our total assets under management.

Registered Investment Advisor (“RIA”)

We are also actively pursuing distribution opportunities in the RIA marketplace. Through the end of 2005, we relied on a third-party to market our strategies to the RIA community, at which point we terminated that relationship and developed an internal capability. The professionals dedicated to the RIA opportunity employ tailored communications to sophisticated RIAs. Our professionals also maintain relationships with key opinion leaders within the RIA community.

Brokerage Platforms

Our funds are available on various mutual fund platforms including Charles Schwab & Co., Inc., where our funds have been available since the first quarter of 2000, and on Fidelity’s Funds Network, where our funds have been available since the fourth quarter of 1998. As of March 31, 2010, our largest mutual fund platform represented approximately 10% of our total assets under management.

Sub-Advisory

We have accepted selected sub-advisory mandates that provide access to market segments we would not otherwise serve. For example, we currently serve as sub-advisor to funds offered by major financial institutions in retail channels that require mutual funds with front-end sales commissions. These mandates are attractive to us because we have chosen not to build the large team of sales professionals typically required to service those channels. Once we have sourced these sub-advisory mandates, we typically approach the servicing of the relationships in a manner similar to our approach with other large institutional separate account clients.

Investment Management Fees

We earn investment management fees on the proprietary funds, commingled funds and separate accounts that we manage and under our sub-advisory agreements for proprietary funds and other investment funds. The fees we earn depend on the type of investment product we manage and are typically negotiated after consultation with the client based upon factors such as amount of assets under management, investment strategy servicing requirements, multiple or related account relationships and client type. Most of our fees are calculated based on daily or monthly average assets under management, rather than quarter-end balances of assets under management. In addition, a small number of separate account clients pay us fees according to the performance of their accounts relative to certain agreed-upon benchmarks, which results in a slightly lower base fee, but allows us to earn higher fees if the relevant investment strategy outperforms the agreed-upon benchmark. Performance fees represented (0.5)% and 1.2% of our total revenues and other operating income for the years ended December 31, 2009 and December 31, 2008, respectively, and 0.0% for the three months ended March 31, 2010. Performance fees on certain accounts are subject to clawback if performance declines after the most recent measurement date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

To the extent that we offer alternative products in the future, we expect that performance fees may become a greater portion of total revenues.

Outsourced Operations, Systems and Technology

As an organization, we have developed a business model which focuses the vast majority of resources on meeting clients’ investment objectives. As a result, we seek to outsource, whenever appropriate, support functions to industry leaders to allow us to focus on areas where we believe we can add the most value. We monitor the performance of our outsourced service providers.

We outsource middle- and back-office activities to The Northern Trust Company, which has responsibility for trade confirmation, trade settlement, custodian reconciliations, corporate action processing, performance calculation and client reporting as well as custody, fund accounting and transfer agency services for our commingled funds. Our separate and sub-advised accounts outsource their custody services to service providers that they select.

Our SEC-registered mutual funds outsource their custody, fund accounting and administrative services to State Street Bank and Trust Co. which has responsibility for tracking assets and providing accurate daily valuations used to calculate each fund’s net asset value. In addition, State Street Bank and Trust Co. provides daily and monthly compliance reviews, quarterly fund expense budgeting, monthly fund performance calculations, monthly distribution analysis, SEC reporting, payment of fund expenses and board reporting. It also provides annual and periodic reports, regulatory filings and related services as well as tax preparation services. Our SEC-registered mutual funds also outsource distribution to Quasar Distributors LLC and transfer agency services to U.S. Bancorp.

We also outsource our hosting, management and administration of our front-end trading and compliance systems as well as certain data center, data replication, file transmission, secure remote access and disaster recovery services.

Competition

In order to grow our business, we must be able to compete effectively for assets under management. We compete in all aspects of our business with other investment management companies, some of which are part of substantially larger organizations. We have historically competed principally on the basis of:

•	investment performance;

•	continuity of investment professionals;

•	quality of service provided to clients;

•	corporate positioning and business reputation;

•	continuity of our selling arrangements with intermediaries; and

•	differentiated products.

For information on the competitive risks we face, see “Risk Factors — Risks Related to our Industry — The investment management business is intensely competitive”.

Employees

As of March 31, 2010, we employed 200 full-time and two part-time employees, including 50 investment professionals, 48 in distribution and client service, 26 in enterprise risk management and 78 in various other corporate and support functions. None of our employees are subject to collective bargaining agreements. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

Our corporate headquarters and principal offices are located in New York, New York and are leased under a lease that will expire in 2014. In addition to our headquarters, we have sales and marketing teams based in Los Angeles, California and Toronto, Canada where we maintain short-term leases. We believe our existing facilities are adequate to meet our requirements.

Legal Proceedings

We have been named in certain litigation. In the opinion of management, the possibility of an outcome from this litigation that is materially adverse to us is remote.

REGULATORY ENVIRONMENT AND COMPLIANCE

Our business is subject to extensive regulation in the United States at both the federal and state level, as well as by self-regulatory organizations and outside the United States. Under these laws and regulation, agencies that regulate investment advisors have broad administrative powers, including the power to limit, restrict or prohibit an investment advisor from carrying on its business in the event that it fails to comply with such laws and regulations. Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations, censures and fines.

SEC Regulation

Investment Adviser is registered with the SEC as an investment advisor pursuant to the Advisers Act, and our retail investment company clients are registered under the 1940 Act. As compared to other, disclosure-oriented U.S. federal securities laws, the Advisers Act and the 1940 Act, together with the SEC’s regulations and interpretations thereunder, are highly restrictive regulatory statutes. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the 1940 Act, ranging from fines and censures to termination of an advisor’s registration.

Under the Advisers Act, an investment advisor (whether or not registered under the Advisers Act) has fiduciary duties to its clients. The SEC has interpreted these duties to impose standards, requirements and limitations on, among other things: trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; use of “soft dollars”; execution of transactions; and recommendations to clients. On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive “soft dollar” credits from broker dealers that have the effect of reducing certain of our expenses. If our ability to use “soft dollars” were reduced or eliminated as a result of the implementation of new regulations, our operating expenses would likely increase.

The Advisers Act also imposes specific restrictions on an investment advisor’s ability to engage in principal and agency cross transactions. As a registered advisor, we are subject to many additional requirements that cover, among other things, disclosure of information about our business to clients; maintenance of written policies and procedures; maintenance of extensive books and records; restrictions on the types of fees we may charge; custody of client assets; client privacy; advertising; and solicitation of clients. The SEC has legal authority to inspect any investment advisor and typically inspects a registered advisor every two to four years to determine whether the advisor is conducting its activities (i) in accordance with applicable laws, (ii) consistent with disclosures made to clients and (iii) with adequate systems and procedures to ensure compliance.

A majority of our revenues are derived from our advisory services to investment companies registered under the 1940 Act — i.e., mutual funds. The 1940 Act imposes significant requirements and limitations on a registered fund, including with respect to its capital structure, investments and transactions. While we exercise broad discretion over the day-to-day management of these funds, every fund is also subject to oversight and management by a board of directors, a majority of whom are not “interested persons” under the 1940 Act. The responsibilities of the board include, among other things, approving our advisory contract with the fund; approving service providers; determining the method of valuing assets; and monitoring transactions involving affiliates. Our advisory contracts with these funds may be terminated by the funds on not more than 60 days’ notice, and are subject to annual renewal by the fund’s board after an initial two year term.

Under the Advisers Act, our investment management agreements may not be assigned without the client’s consent. Under the 1940 Act, advisory agreements with registered funds (such as the mutual funds we manage) terminate automatically upon assignment. The term “assignment” is broadly defined and includes direct assignments as well as assignments that may be deemed to occur upon the transfer, directly or indirectly, of a controlling interest in us.

ERISA-Related Regulation

To the extent that Investment Adviser is a “fiduciary” under ERISA with respect to benefit plan clients, it is subject to ERISA, and to regulations promulgated thereunder. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended, impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions.

Non-U.S. Regulation

In addition to the extensive regulation our asset management business is subject to in the United States, we are also subject to regulation internationally by the Ontario Securities Commission, the Irish Financial Institutions Regulatory Authority, and the Hong Kong Securities and Futures Commission. Our business is also subject to the rules and regulations of the more than 40 countries in which we currently conduct investment activities.

Risk Management and Compliance

We categorize our risks into three classes: risks that have alpha associated with them (portfolio, or market risk), strategic risk and non-market risk, which are typically characterized by the risk of loss. We are is subject to many non-market risks, including fiduciary risk, reputational risk, operational risk and legal and regulatory risk.

We manage risk at multiple levels throughout the organization, including directly by the portfolio manager, at the Chief Investment Officer level, and more broadly through an Enterprise Risk Management framework overseen by the Management Committee, which identifies, assesses and manages the full range of risks that we face and reports to the Board of Directors.

Our Enterprise Risk Management framework includes a number of internal committees, such as the Compliance Committee, the Operating Committee, the Information Technology Steering Committee, and the Trading and Investments Committee, each of which operates pursuant to a written charter. The Risk Management Committee, which reports to the Management Committee, coordinates the risks overseen by each of these committees, and provides centralized oversight and management thereof.

In addition to the staff committees described above, we have a ten-person risk management group that focuses on investment-related risk with responsibility for measuring and monitoring portfolio level risk, portfolio analysis including performance attribution, performance reporting and operational risk. At the investment portfolio level, we seek to manage risk daily on a real-time basis with an emphasis on identifying which investments are working, which investments are not, and what factors are influencing performance on both an intended and unintended basis. This approach to managing portfolio-level risk is not designed to avoid taking risks, but to seek to ensure that the risks we choose to take are rewarded with an appropriate premium opportunity for those risks. This approach to managing portfolio-level risk is an integral component of our investment processes.

Our legal and compliance functions are integrated into one team of 11 full-time professionals as of March 31, 2010. This group is responsible for all legal and regulatory compliance matters, as well as monitoring adherence to client investment guidelines. Senior management is involved at various levels in all of these functions including through active participation on all the firm’s supervisory oversight committees.

For information about our regulatory environment, see “Risk Factors — Risks Related to Our Industry — The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight may adversely affect our business”.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock as of May 28, 2010 for:

•	each person who is known by us to beneficially own more than 5% of any class of our outstanding shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares and percentages of beneficial ownership before the offering set forth below reflect the 3,000,000 New Class A Units each Principal exchanged for shares of Class A common stock prior to this offering and the corresponding cancellation of shares of our Class B common stock. The number of shares and percentages of beneficial ownership after the offering set forth below reflect the application of the net proceeds of this offering (assuming the underwriters do not exercise their option to purchase additional shares) to purchase an aggregate of 1,850,000 New Class A Units from each Principal, and the corresponding cancellation of 1,850,000 shares of our Class B common stock from each Principal.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each of our principal stockholders is c/o Artio Global Investors Inc., 330 Madison Ave, New York, New York 10017.

					Total	Common Stock Beneficially				Total
	Common Stock Beneficially				Voting	Owned After Offering and				Voting
	Owned Before Offering				Power	Application of the Net Proceeds				Power
				Percent of	Before				Percent of	After
	Number of			Class	Offering	Number of			Class	Offering
Name of Beneficial Owner	Shares		Class	(%)	(%)	Shares		Class	(%)	(%)

Richard Pell	3,000,000	(1)	A	8.9	—	5,350,000		A	12.7	—
	4,800,000		B	50.0	—	600,000		B	50.0	—
	7,800,000		A,B	—	13.0	5,950,000		A,B	—	9.9
Rudolph-Riad Younes	3,000,000	(2)	A	8.9	—	5,350,000		A	12.7	—
	4,800,000		B	50.0	—	600,000		B	50.0	—
	7,800,000		A,B	—	13.0	5,950,000		A,B	—	9.9
Glen Wisher	—	(3)	—	0.0	0.0	—	(3)	—	0.0	0.0
Tony Williams	—	(3)	—	0.0	0.0	—	(3)	—	0.0	0.0
Francis Harte	—	(3)	—	0.0	0.0	—	(3)	—	0.0	0.0
Elizabeth Buse	7,673		A	*	*	7,673		A	*	*
Duane Kullberg	7,673		A	*	*	7,673		A	*	*
Francis Ledwidge	9,573	(4)	A	*	*	9,573	(4)	A	*	*
Directors and executive officers as a group (9 persons)	6,024,919	(3)(5)	A	17.9	—	10,724,919	(3)(5)	A	25.4	—
	9,600,000		B	100.0	—	1,200,000		B	100.0	—
	15,624,919		A,B	—	26.0	11,924,919		A,B	—	19.8
5% Shareholders
GAM Holding Ltd.	16,755,844	(6)	C	100.0	27.9	16,755,844	(6)	C	100.0	27.9
Royce & Associates, LLC	3,109,803	(7)	A	9.2	5.2	3,109,803	(7)	A	7.4	5.2
Cramer	2,286,832	(8)	A	6.8	3.8	2,286,832	(8)	A	5.4	3.8
Pennant Capital	2,033,000	(9)	A	6.0	3.4	2,033,000	(9)	A	4.8	3.4
Norges Bank (Central Bank of Norway)	1,825,058	(10)	A	5.4	3.0	1,825,058	(10)	A	4.3	3.0
Samlyn Capital	1,677,700	(11)	A	5.0	2.8	1,677,700	(11)	A	4.0	2.8

*	Less than 1%

(1)	Includes Class A common stock held by a Grantor Retained Annuity Trust (“GRAT”), as to which Mr. Pell is the settlor and trustee and receives annual annuity payments therefrom. Mr. Pell’s spouse and children are the remaindermen. Pursuant to SEC rules, Mr. Pell is considered the beneficial owner of such securities.

(2)	Includes Class A common stock held by a GRAT, as to which Mr. Younes is the settlor and trustee and receives annual annuity payments therefrom. Mr. Younes’ spouse, if any, and the lineal descendants of his parents (other than Mr. Younes) are the remaindermen. Pursuant to SEC rules, Mr. Younes is considered the beneficial owner of such securities.

(3)	Does not include approximately 226,562 restricted stock units (including dividend equivalents) held by each of Messrs. Wisher and Williams or approximately 92,767 restricted stock units (including dividend equivalents) held by Mr. Harte; these restricted stock units will not convert to Class A common stock within 60 days.

(4)	Includes 400 shares of Class A common stock held by Mr. Ledwidge’s wife and 200 shares of Class A common stock held by Mr. Ledwidge’s son, as to which Mr. Ledwidge serves as custodian pursuant to the Uniform Transfers to Minors Act.

(5)	Does not include approximately 26,398 restricted stock units (including dividend equivalents) held by Mr. Spilka; these restricted stock units will not convert to Class A common stock within 60 days.

(6)	Based on information contained in a Schedule 13G filed with the SEC on February 16, 2010, by GAM, Klausstrasse 10, 8034 Zurich, Switzerland. According to the Schedule 13G, GAM beneficially owns and has sole voting and dispositive power over 16,755,844 shares of Class C common stock. Each share of Class C common stock has economic rights (including rights to dividends and distributions upon liquidation) equal to the economic rights of a share of the Class A common stock. On September 29, 2011, any outstanding shares of Class C common stock will automatically convert on a one-for-one basis to Class A common stock. If GAM transfers the shares of Class C common stock to anyone other than any of its subsidiaries, or us, such shares would automatically convert to shares of Class A common stock.

(7)	Based on information contained in Schedule 13G filed with the SEC on May 7, 2010, by Royce & Associates, LLC, 745 Fifth Avenue, New York, NY 10151. According to the Schedule 13G, Royce & Associates, LLC has sole voting and dispositive power over 3,109,803 shares of Class A common stock.

(8)	Based on information contained in Schedule 13G filed with the SEC on February 10, 2010, by Cramer Rosenthal McGlynn, LLC (“Cramer”), 520 Madison Avenue, New York, New York 10022. According to the Schedule 13G, Cramer has sole voting power over 2,229,982 shares of our Class A common stock and sole dispositive power over 2,286,832 shares of our Class A common stock.

(9)	Based on information contained in Schedule 13G/A filed with the SEC on December 10, 2009, jointly by Alan Fournier c/o Pennant Capital Management, L.L.C., Pennant Capital Management, L.L.C. and Pennant Windward Master Fund, L.P. c/o Pennant Capital Management, L.L.C. (collectively, “Pennant Capital”), 26 Main Street, Suite 203, Chatham, New Jersey 07928. According to the Schedule 13G/A, Alan Fournier and Pennant Capital Management, L.L.C., each beneficially own 2,033,000 shares of Class A common stock and have shared voting and dispositive power over 2,033,000 shares of Class A common stock. Further, according to the Schedule 13G/A, Pennant Windward Master Fund, L.P. beneficially owns 1,435,710 shares of Class A common stock and has shared voting and dispositive power over 1,435,710 shares of Class A common stock.

(10)	Based on information contained in Schedule 13G/A filed with the SEC on February 3, 2010, by Norges Bank (Central Bank of Norway), Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway. According to the Schedule 13G/A, Norges Bank has sole voting and dispositive power over 1,825,058 shares of Class A common stock.

(11)	Based on information contained in Schedule 13G filed with the SEC on November 6, 2009, by Samlyn Capital, LLC and Robert Pohly c/o Samlyn Capital, LLC (together with Samlyn Capital, LLC “Samlyn Capital”), 500 Park Avenue, 2nd Floor, New York, New York 10022. According to the Schedule 13G, Samlyn Capital, LLC and Robert Pohly c/o Samlyn Capital LLC each have shared voting and dispositive power over 1,677,700 shares of Class A common stock.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.001 per share, 50,000,000 shares of Class B common stock, par value $0.001 per share, 210,000,000 shares of Class C common stock, par value $0.01 per share and 100,000,000 shares of preferred stock, par value $0.001 per share. The issuance of Class A common stock in connection with this offering was authorized by resolutions of the Board of Directors on May 20, 2010.

Common Stock

Class A Common Stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our Class A common stock are entitled to receive dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Any dividend paid in respect of our Class A common stock must also be paid in respect of our Class C common stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and Class C common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Class B Common Stock

Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Principals are the holders of all shares of Class B common stock.

Holders of our Class B common stock do not have any right to receive dividends (other than dividends consisting of shares of our Class B common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.

Class C Common Stock

Holders of our Class C common stock are entitled to an aggregate vote on all matters submitted to a vote of stockholders equal to the greater of (1) the number of votes they would be entitled to on a one-vote-per-share basis and (2) 20% of the combined voting power of all classes of common stock. GAM is the holder of all shares of Class C common stock and entered into a shareholders agreement with us under which it agreed that, to the extent it has a vote as holder of the Class C common stock greater than that which it would be entitled to on a one-vote-per-share basis, it will on all matters vote such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

Holders of our Class C common stock are entitled to receive dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Any dividend paid in respect of our Class C common stock must also be paid in respect of our Class A common stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and Class C common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class C common stock do not have preemptive, subscription or redemption rights. If GAM transfers any shares of Class C common stock to anyone other than any of its subsidiaries, such shares will automatically convert into shares of Class A common stock. In addition, on September 29, 2011, any outstanding shares of Class C common stock will automatically convert on a one-for-one basis into Class A common stock.

Voting

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock, Class B common stock and Class C common stock present in person or represented by proxy, voting together as a single class. However, as set forth below under “— Amendments to our Governing Documents”, certain material amendments to the amended and restated certificate of incorporation must be approved by at least 66 2/3% of the combined voting power of all of our outstanding capital stock entitled to vote in the election of our Board of Directors, voting together as a single class. In addition, amendments to the amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock or Class C common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock shall be approved upon the affirmative vote of the holders of a majority of the shares of Class A common stock, Class B common stock and Class C common stock, voting together as a single class.

No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of any class of common stock. Upon consummation of this offering, all of our outstanding shares of common stock are legally issued, fully paid and nonassessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of ours or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders may believe is in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which apply so long as the Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an

“interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limits on Written Consents

Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of our Class B common stock or Class C common stock in connection with actions that require their vote as a separate class of any series of preferred stock.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the Board of Directors, the Chairman of the Board or our Chief Executive Officer, subject to the rights of the holders of any series of preferred stock.

Amendments to our Governing Documents

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent, special meetings and the corporate opportunities limitation) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board. Any amendment to our bylaws requires the approval of either a majority of our Board of Directors or holders of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the election of our board.

Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC

As a holding company we will depend upon distributions from Holdings to fund all distributions. For a description of the material terms of the Amended and Restated Limited Liability Agreement of Holdings, see “Related Party Transactions — Amended and Restated Limited Liability Company Agreement of Holdings”.

Listing

Our Class A common stock is listed on the NYSE under the symbol “ART”.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Mellon Investor Services LLC.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our directors and executive officers.

Name	Age	Position

Richard Pell	55	Chief Executive Officer and Chief Investment Officer and Director
Glen Wisher	46	President and Director
Francis Harte	48	Chief Financial Officer
Tony Williams	46	Chief Operating Officer
Rudolph-Riad Younes	48	Head of International Equity
Adam Spilka	54	General Counsel and Corporate Secretary
Elizabeth Buse	49	Director
Duane Kullberg	77	Director
Francis Ledwidge	60	Director

Richard Pell has been our Chief Investment Officer since 1995, our Chief Executive Officer since December 2007 and currently serves as a member of our Board of Directors. Prior to December 2007, Mr. Pell served and continues to serve as Co-Portfolio Manager of the International Equity strategy and Co-Portfolio Manager of the Total Return Bond strategy. Mr. Pell joined the Julius Baer Group in 1995 subsequent to his tenure as Head of Global Portfolio Management with Bankers Trust Company, a firm he served for five years. Starting in 1988, Mr. Pell was employed by Mitchell Hutchins Institutional Investors where he served as Head of Corporate Bonds and Mortgage-Backed Securities.

Glen Wisher has been our President since December 2007 and currently serves as a member of our Board of Directors. He joined the Julius Baer Group in 1995 as a fixed income portfolio manager in London. Mr. Wisher was appointed Head of Institutional Asset Management in the U.S. in 2001 and Chief Executive Officer of Julius Baer Americas Inc. in 2004. Prior to joining the Julius Baer Group, Mr. Wisher worked at S.G. Warburg Co. Mr. Wisher also serves as Chairman of the board of managers of Artio Global Management LLC and serves on the board of directors of Artio Global Equity Fund, Inc. He is also a trustee of the Artio Global Investment Funds.

Francis Harte has been our Chief Financial Officer since July 2002. Since joining the Julius Baer Group in 2002, Mr. Harte has also served as our Financial and Operations Principal, from 2002 to 2006, and was Senior Vice President and Chief Financial Officer of Bank Julius Baer & Co. Ltd. — New York Branch from 2002 to 2005 and Treasurer and Financial and Operations Principal of GAM USA Inc. from 2005 to September 2007. Prior to this, Mr. Harte acted as a Managing Director and Chief Financial Officer for the North American based activities of Dresdner Kleinwort Benson and, prior to that, Mr. Harte held positions at The First Boston Corporation and Deloitte, Haskins & Sells. He is a Certified Public Accountant in the State of New York.

Tony Williams has been our Chief Operating Officer since December 2007 and served as a member of our Board of Directors prior to the IPO. He joined as Chief Operating Officer of Artio Global Management LLC in 2003 and, in 2004, became the Head of Asset Management Americas for Artio Global Management LLC. Prior to that, Mr. Williams acted as Head of Cross Border Strategies at JP Morgan Fleming Asset Management and Chief Operating Officer at Fleming Asset Management in New York. Prior to this, Mr. Williams was Client Services Director at Fleming Asset Management, UK.

Rudolph-Riad Younes has been our Head of International Equity since 2001. He joined Artio Global Management LLC as a portfolio manager in 1993 and has served as Co-Portfolio Manager of the International Equity Fund since 1995 and International Equity Fund II since 2005. Prior to joining the Julius Baer Group in 1993, Mr. Younes was an Associate Director at Swiss Bank Corp. He is a Chartered Financial Analyst.

Adam Spilka has been our General Counsel and Corporate Secretary since March 2008. From April 2002, Mr. Spilka was Senior Vice President, Counsel and Assistant Secretary of AllianceBernstein L.P., where he was head of the Corporate, M&A and Securities Practice Group from July 2003. He became Secretary of AllianceBernstein L.P. in July 2004. Prior to 2002, Mr. Spilka served as Vice President and Counsel at the company now known as AXA Equitable Life Insurance Company. Mr. Spilka began his legal career in 1987 as a corporate associate at Debevoise & Plimpton LLP.

Elizabeth Buse became a director of the Company in September 2009, at the time of the IPO. Since April 2010, she has been Group Executive, International at Visa Inc. From 2007 to March 2010 she was the Global Head of Product at Visa Inc. Prior to that, she served as Executive Vice President of Product Development & Management for Visa USA from 2003 to 2007, Executive Vice President of Emerging Markets & Technologies from 2000 to 2002, and Senior Vice President of Emerging Technologies from 1998 to 2000. Before joining Visa, Ms. Buse was employed by First Data Corporation and Windermere Associates.

Duane Kullberg became a director of the Company in September 2009, at the time of the IPO. He was Managing Partner and Chief Executive Officer of Arthur Andersen, S.C. from 1980 to 1989. Prior to his election as Chief Executive Officer, he was a partner in the Minneapolis and Chicago offices and Head of the Audit Practice, worldwide, from 1978 to 1980. Mr. Kullberg has also served as Vice Chairman of the U.S. Japanese Business Council and was a member of the Services Policy Advisory Committee of the Office of the U.S. Trade Representative. He is currently a Public Director on the Chicago Board Options Exchange and a past member of the boards of Carlson Companies, Inc., Nuveen Investments, Inc. and Visibility, Inc. Mr. Kullberg is a life trustee of Northwestern University, the Art Institute of Chicago, and the University of Minnesota Foundation.

Francis Ledwidge became a director of the Company in September 2009, at the time of the IPO. He has been a Managing Partner of Eddystone, LLC and the Chief Investment Officer of Eddystone Capital, LLC since 1997. From 1989 to 1995, Mr. Ledwidge served as the Chief Investment Officer of Bankers Trust’s international private banking division in the United States and Switzerland and was later responsible for much of Bankers Trust’s institutional international and global asset management businesses. Prior to that, he worked at Robert Fleming from 1976 to 1989, first as a portfolio manager and director of Robert Fleming Investment Management in London and then as a sell side research director at Eberstadt Fleming in New York. Before joining Fleming, he worked as a buy side analyst at British Electric Traction.

There are no family relationships among any of our directors or executive officers. The executive officers and directors named above may act as authorized officers of the company when so deemed by resolutions of the company.

RELATED PARTY TRANSACTIONS

The following is a summary of material provisions of various transactions we have entered into with our executive officers, management, directors or 5% or greater shareholders.

Registration Rights Agreement

In connection with our IPO, we entered into a registration rights agreement with our Principals and GAM pursuant to which we granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock issuable upon exchange of the New Class A Units or upon conversion of the Class C common stock, respectively, held or acquired by them. Under the registration rights agreement, the Principals and GAM have the right to request us to register the sale of their shares and can also require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the agreement provides our Principals and GAM with the ability to exercise certain piggyback registration rights in connection with registered offerings requested by any of such holders or initiated by us. Our Principals and GAM have waived their piggyback registration rights in connection with this offering.

Shareholders Agreements

In connection with our IPO, GAM entered into a shareholders agreement with us under which it agreed that, to the extent it has voting power as a holder of Class C common stock in excess of what it would be entitled to on a one-vote-per-share basis, it will on all matters vote such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

As long as GAM owns shares of our Class C common stock constituting at least 10% of the aggregate number of shares outstanding of our Common Stock, the agreement permits it to appoint a member to our Board or to exercise observer rights. GAM has opted to appoint an observer to our Board, but may in the future decide to appoint a member to our Board in lieu of exercising such observer rights. If GAM’s ownership interest in us falls below 10%, it will no longer be entitled to appoint a member of our Board but it will be entitled to certain observer rights until the later of the date upon which (i) we cease to use the Julius Baer brand name pursuant to the transition services agreement between us and GAM and (ii) GAM ceases to own at least 5% of the outstanding shares of our Common Stock.

Mr. Younes entered into a shareholders agreement with us under which he is entitled to attend meetings of our Board as an observer until the later of the date upon which (i) he ceases to be employed by us and (ii) the restrictions on sales under the exchange agreement (described below) terminate.

Mr. Pell entered into a shareholders agreement with us under which, if he ceases to be a member of our Board, he will be entitled to attend meetings of our Board as an observer until the date on which the restrictions on sales under the exchange agreement (described below) terminate.

Exchange Agreement

In connection with this offering, we expect each Principal to exchange an aggregate of 5,350,000 New Class A Units for 5,350,000 shares of Class A common stock (inclusive of the 3,000,000 New Class A Units each Principal exchanged for shares of Class A common stock prior to this offering) and to surrender an equivalent number of shares of Class B common stock on or before the date of the closing of this offering, leaving each with 2,450,000 New Class A Units.

At the time of the IPO, we entered into an exchange agreement with the Principals that granted each Principal, and certain permitted transferees, the right to exchange his New Class A Units, which represent membership interests in Holdings, for shares of our Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. Any exchange of New Class A Units is generally a taxable event for the exchanging Principal. As a result, under the exchange agreement, each Principal is permitted to sell shares of Class A common stock in connection with any exchange in an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange calculated at an assumed tax rate (the amount of shares permitted to be sold determined based upon the stock price on the date of exchange,) whether such shares are sold then or thereafter. The assumed tax rate, which is subject to change, is calculated assuming each Principal is a resident of New York City paying the highest individual federal, New York State and New York City tax rates, which may be higher than the actual tax rate applicable to them.

In connection with this offering, we entered into an amendment to the exchange agreement with the Principals that permits each Principal to sell a number of shares of Class A common stock to cover taxes payable upon any exchange (calculated at an assumed tax rate), based upon, at the irrevocable written election of the Principals or their permitted transferees at the time of the exchange, either the stock price on the date of the exchange or the offering price of the Class A common stock in the case of a public offering. In connection with the Exchange, the Principals elected to use the public offering price of the Class A common stock issued in connection with this offering.

As a result of the exchanges of New Class A Units for shares of our Class A common stock, our membership interests in Holdings correspondingly increased and the Principals’ corresponding shares of Class B common stock were cancelled.

Under the terms of the exchange agreement, each Principal will be permitted to sell up to 20% of the remaining shares of Class A common stock that he owns (calculated assuming all New Class A Units have been exchanged by him) on or after September 23, 2010 and an additional 20% of such remaining shares of Class A common stock on or after each of the next four anniversaries of such date.

The restrictions on sales described above will terminate with respect to each Principal upon the occurrence of (i) any breach by us of any of the agreements we have with such Principal that materially and adversely affects such Principal, after notice and an opportunity to cure, (ii) conduct by us of any business other than through our operating company or any of our operating company’s subsidiaries, (iii) any change of control (as defined below) or (iv) the dissolution, liquidation or winding up of Holdings. As used in the exchange agreement, the prohibition on “selling” Class A common stock is defined broadly to prohibit a Principal from pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending, or otherwise transferring or disposing of, directly or indirectly, any of his shares of Class A common stock or his New Class A Units (other than transfers to permitted transferees) or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or New Class A Units, whether any such transaction is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.

The exchange agreement also includes non-solicit and non-competition covenants that preclude each Principal from soliciting our employees or customers and from competing with our business generally in the period beginning with the closing of the IPO and ending two years after termination of his employment with us. The non-compete and non-solicitation provisions will terminate if a “change of control” or a “potential change of control” occurs and the relevant Principal is terminated by us without cause or resigns with good reason.

“Change of control” is defined under the exchange agreement as: (i) any person or group, other than the Principals, GAM and their permitted transferees (or any group consisting of such persons), (a) is or becomes the beneficial owner, directly or indirectly, of 50% or more of the voting stock of the company or, in the context of a consolidation, merger or other corporate reorganization in which the company is not the surviving entity, 50% or more of the voting stock generally entitled to elect directors of such surviving entity (or in the case of a triangular merger, of the parent entity of such surviving entity), calculated on a fully diluted basis, or (b) has obtained the power (whether or not exercised) to elect a majority of the Board (or equivalent governing body) of our company or its successors; (ii) the Board (or equivalent governing body) of our Company or its successors shall cease to consist of a majority of continuing directors, which is defined as the directors on the date of the IPO and subsequently elected directors whose election is approved by the continuing directors; (iii) we or our successors, alone or together with the Principals and the permitted transferees of the Principals, cease to own 50% or more of the equity interests of Holdings; or (iv) the sale of all or substantially all the assets of our Company or Holdings.

A “potential change of control” will deemed to have occurred if: (i) the Company enters into an agreement, the consummation of which would result in the occurrence of a change of control; (ii) the Board of our Company adopts a resolution to the effect that a potential change of control has occurred; (iii) any person commences a proxy contest, files solicitation material with the SEC, files a Statement on Schedule 13D with the SEC or commences a tender offer or exchange offer for any of the outstanding shares of our Company’s common stock, and a change of control occurs within nine months following any of such events; or (iv) any person commences discussions or negotiations with our Company regarding the appointment or nomination of one or more individuals as a director(s) of our Company, or commences discussions or negotiations with our Company regarding the sale or other disposition of a material product line of our Company or of a material portion of our Company’s assets, and a change of control occurs as a result of any such event or events within nine months following any such event or events.

Unit Sale and Repurchase Agreement

In lieu of selling shares of our Class A common stock to cover taxes incurred upon the Exchange, in accordance with the terms of the amended exchange agreement, the Principals will enter into a unit sale and repurchase agreement with us prior to this offering, pursuant to which we will use the net proceeds of this offering to purchase 1,850,000 New Class A Units from each of the Principals upon completion of this offering, such amounts representing the amount necessary to cover taxes payable by the Principals (calculated at an assumed rate) and, if the underwriters exercise in full their option to purchase additional shares, to repurchase and retire 250,000 shares of Class A common stock from each Principal. Following the Exchange and these unit sales, Richard Pell will own 5,350,000 shares of Class A common stock and 600,000 New Class A Units, or 9.9% of our outstanding Class A common stock on a fully exchanged basis (assuming the underwriters do not exercise their option to purchase additional shares), and Rudolph-Riad Younes will own 5,350,000 shares of Class A common stock and 600,000 New Class A Units New Class A Units, or 9.9% of our outstanding Class A common stock on a fully exchanged basis (assuming the underwriters do not exercise their option to purchase additional shares).

Following the application of the net proceeds of this offering (assuming the underwriters do not exercise their option to purchase additional shares), Richard Pell will have approximately 9.9% of the voting power in us through his ownership of the 5,350,000 shares of our Class A common stock and 600,000 shares of Class B common stock (which corresponds to an equivalent number of New Class A Units), Rudolph-Riad Younes will have approximately 9.9% of the voting power in us through his ownership of the 5,350,000 shares of our Class A common stock and 600,000 shares of Class B common stock (which corresponds to an equivalent number of New Class A Units), and GAM will have approximately 27.9% through its ownership of the shares of our Class C common stock.

Amended and Restated Limited Liability Company Agreement of Holdings

As a result of our reorganization in connection with the IPO, Holdings is the sole owner of Investment Adviser. The form of the operating agreement is filed as an exhibit to the registration statement of which this prospectus is a part, and the following description of the operating agreement is qualified by reference thereto.

As the sole managing member of Holdings, we control all of its affairs and decision making. As such, we, through our officers and directors, will be responsible for all its operational and administrative decisions and the day-to-day management of its business. However, any issuance by Holdings of equity interests other than New Class A Units and any voluntary dissolution generally will require the consent of all members, including the Principals. In addition, any amendments to the operating agreement will require the consent of each Principal until such Principal (together with his permitted transferees) holds less than 2% of the equity interests of Holdings. The consent of each Principal also will be required for amendments to certain fundamental provisions of the operating agreement.

In accordance with the operating agreement, net profits and net losses of Holdings are allocated to its members pro rata in accordance with the respective percentages of their New Class A Units. Net profits and net losses of Holdings will be allocated, and distributions will be made, 98% to us and 1% to each of our Principals after giving effect to the Exchange and this offering and the application of the net proceeds as described under “Use of Proceeds”.

The holders of New Class A Units, including us, generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Holdings. Net profits and net losses are generally allocated to its members, including us, pro rata in accordance with the percentages of their respective New Class A Units. The operating agreement requires pro rata cash distributions to the members of Holdings in respect of taxable income allocated to such members. The cash distributions to the holders of its New Class A Units for this purpose are calculated at an assumed tax rate. Further, taxable income of Holdings for this purpose is calculated without regard to (i) any deduction arising out of any exchange pursuant to the exchange agreement and (ii) any deduction that we determine is not available to any member, determined as if all members were individuals, for interest expense in respect of the indebtedness incurred by it in connection with the IPO (or any interest expense in respect of any future indebtedness incurred to repay the principal of such indebtedness existing before the IPO, up to the aggregate amount of such indebtedness).

The operating agreement provides that at any time we issue a share of our Class A common stock, we are entitled to transfer the net proceeds received by us with respect to such share, if any, to Holdings and it shall be required to issue to us one New Class A Unit. Conversely, if at any time, any shares of our Class A common stock are redeemed by us for cash, we can cause Holdings, immediately prior to such redemption of our Class A common stock, to redeem an equal number of New Class A Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed.

Tax Receivable Agreement

Pursuant to the exchange agreement and prior to this offering, we expect each of the Principals will exchange 5,350,000 of their New Class A Units for 5,350,000 shares of Class A common stock (inclusive of the 3,000,000 New Class A Units each Principal exchanged for shares of Class A common stock prior to this offering). Prior to this offering, we entered into a unit sale and repurchase agreement with the Principals, pursuant to which we will purchase an aggregate of 1,850,000 New Class A Units from each Principal. Holdings has made an election under Section 754 of the Code in effect for 2009, 2010 and any other subsequent taxable year in which an exchange occurs, pursuant to which each exchange or purchase of New Class A Units is expected to result in an increase in the tax basis of tangible and intangible assets of Holdings with respect to such New Class A Units acquired by us in such exchanges. This increase in tax basis is likely to increase (for tax purposes) depreciation and amortization allocable to us from Holdings and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent increased tax basis is allocated to those capital assets.

In connection with the IPO, we entered into a tax receivable agreement with the Principals requiring us to pay 85% of the amount of the reduction in tax payments, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize upon an early termination of the tax receivable agreement or a change of control, both discussed below) as a result of the increases in tax basis created by the exchanges or purchases of New Class A Units described above. For purposes of the tax receivable agreement, reduction in tax payments will be computed by comparing our actual income tax liability to the amount of such taxes that we would otherwise have been required to pay had there been no increase in the tax basis of the tangible and intangible assets of Holdings. The term of the tax receivable agreement commenced upon the completion of the IPO and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement early. If we exercise our right to terminate the tax receivable agreement early, we will be obligated to make an early termination payment to the Principals, or their transferees, based upon the net present value (based upon certain assumptions and deemed events set forth in the tax receivable agreement, including the assumption that we would have enough taxable income in the future to fully utilize the tax benefits resulting from any increased tax basis that results from each exchange and that any New Class A Units that the Principals or their transferees own on the termination date are deemed to be exchanged on the termination date) of all payments that would be required to be paid by us under the tax receivable agreement. If certain change of control events were to occur, we would be obligated to make payments to the Principals using certain assumptions and deemed events similar to those used to calculate an early termination payment.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of an exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable.

The tax benefits arising from the step-up in tax basis that resulted from the exchange in connection with the IPO became determinable and based on the exchange date, a deferred tax benefit of $38.4 million was recorded, and is expected to be recovered generally over a 15-year period. In connection with the exchange that occurred in connection with the IPO, the Exchange that occurred prior to this offering and the purchase of New Class A Units that will occur in connection with this offering, we have elected or will elect to step up our tax basis in the incremental assets acquired in accordance with Section 754 of the Code. The amount of the deferred tax benefit arising from the step-up in tax basis in connection with the Exchange and purchase of New Class A Units in connection with this offering is expected to be approximately $153.4 million (assuming no changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefits generated by the exchange and/or purchase of an aggregate of 14,400,000 New Class A Units), which will be recorded and is expected to be recovered generally over a 15-year period from the assumed year of Exchange and purchase based on an assumed price of $21.49 per share of our Class A common stock (the last reported sale price for our Class A common stock on May 18, 2010, which is the date on which each Principal exchanged 3,000,000 shares of New Class A Units for 3,000,000 shares of Class A common stock).

As noted above, recovery of deferred tax benefits over the 15-year period will depend on our ability to generate sufficient taxable income. Based on an analysis of our deferred tax assets, as of March 31, 2010, we believe that there will be sufficient annual taxable income to realize those deferred tax assets. In addition, as we have historically generated taxable income, we believe that it is more likely than not that the deferred tax asset will be recovered and, therefore, no valuation allowance is necessary.

The payments under the tax receivable agreement are not conditioned on the Principals maintaining an ownership interest in us. Payments under the tax receivable agreement are expected to give rise to certain additional tax benefits attributable to further increases in basis or, in certain circumstances, in the form of deductions for imputed interest. Any such benefits are covered by the tax receivable agreement and will increase the amounts due thereunder. In addition, the tax receivable agreement will provide for interest accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the agreement.

Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement if such basis increase is successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of our cash tax savings. In addition, the availability of the tax benefits may be limited by changes in law or regulations, possibly with retroactive effects.

Transition Services and Indemnification Agreements

In connection with the IPO, we entered into an indemnification and co-operation agreement with GAM under which it will indemnify us for any future losses relating to certain of our legacy activities. In addition, we entered into a transition services agreement with Julius Baer Group Ltd., pursuant to which Julius Baer Group Ltd. will provide us with certain services in connection with the operation of our business, principally including the continued use of the “Julius Baer” brand in a limited form and for a transitional period following the IPO.

Indemnification Agreements with Executive Officers and Directors

We have entered into separate indemnification agreements with our executive officers and directors, which require us to indemnify them against liabilities to the fullest extent permitted by Delaware law.

Other Interested Party Transactions

We earned revenue from advising our SEC-registered mutual funds, which are marketed using the Company brand. Amounts earned from such activity, which are reported in investment management fees, are as follows:

Quarter ended March 31, 2010	$48.9 million
Year ended December 31, 2009	$173.3 million
Year ended December 31, 2008	$253.9 million
Year ended December 31, 2007	$278.7 million

We engage in transactions with GAM and other affiliates as part of our business. Compensation for, and expenses of, these transactions are governed by agreements between the parties. We earned revenue sub-advising certain offshore funds sponsored by affiliates of GAM. The affiliates whom we sub-advise include Bank Julius Baer & Co. Ltd., as well as GAM International Management Limited.

Amounts earned from sub-advising funds for affiliates, which are reported in investment management fees, are as follows:

Quarter ended March 31, 2010	$0.6 million
Year ended December 31, 2009	$1.9 million
Year ended December 31, 2008	$2.4 million
Year ended December 31, 2007	$2.3 million

We held investments in Company registered investment companies (pursuant to which certain of our employees had the choice of investing their deferred bonuses) totaling $7.9 million, $5.9 million and $4.8 million as of December 31, 2009, 2008 and 2007, respectively, and $8.2 million as of March 31, 2010. Net gains (losses) on securities held for deferred compensation were $2.0 million and $(2.9) million for 2009 and 2008, respectively, and $0.4 million for the quarter ended March 31, 2010. There were no gains (losses) on securities held for deferred compensation for 2007.

We allocated $4.7 million for the year ended December 31, 2007, to affiliates for both direct and indirect expenses of occupancy (including rent and depreciation), information technology and support system costs (including depreciation), and administration and management under the terms of service level agreements entered into with such affiliates. The affiliates include Julius Baer Financial Markets

LLC and GAM USA Inc., both of which are 100% owned by GAM. There were no allocated expenses for the years ended December 31, 2009 and 2008.

We paid GAM $2.7 million, $6.4 million and $7.3 million in licensing fees for the years ended December 31, 2009, 2008 and 2007, respectively, for licensing under the terms of a service level agreement entered into with GAM. Following the IPO, we no longer pay these license fees.

Julius Baer Financial Markets LLC, which was distributed at book value to GAM as of December 1, 2007, is no longer our subsidiary and is therefore shown in discontinued operations of our consolidated financial statements.

Grantor Retained Annuity Trusts

In September 2009, each of our Principals transferred a portion of his existing Class B profits interest in Investment Adviser to a GRAT for which such Principal serves as settlor and trustee. The Principals, together with the GRATs, contributed their Class B profits interests to Holdings in connection with the IPO in exchange for New Class A Units in Holdings. Each GRAT also acquired a number of shares of our Class B common stock corresponding to the number of New Class A Units it received. Pursuant to SEC rules, each Principal is considered the beneficial owner of the securities held by the GRAT for which he serves as settlor and trustee.

The GRATs (together with certain permitted transferees of the Principals) generally have the same rights and obligations as the Principals (including consent rights) under each of the agreements described in this “Related Party Transactions” section, and each reference to a “Principal” in this prospectus, unless the context otherwise requires, should be deemed to include the GRATs and such permitted transferees.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 42,141,675 shares of Class A common stock outstanding, excluding the approximately 2,277,300 restricted stock units held by our employees. Pursuant to the terms of the exchange agreement, the Principals may from time to time exchange their New Class A Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. Immediately following this offering and giving effect to the application of net proceeds thereof, the Principals will each beneficially own 600,000 New Class A Units, all of which will be exchangeable for shares of our Class A common stock. See “Related Party Transactions — Exchange Agreement”. In addition, upon any transfer of shares of Class C common stock by GAM (other than to one of its subsidiaries or to us), such shares will automatically be converted into shares of Class A common stock. Immediately following this offering, GAM will own 16,755,844 shares of Class C common stock.

Of the shares of common stock outstanding following this offering, 31,418,656 shares of Class A common stock (or 31,918,656 shares of Class A common stock if the underwriters exercise their option to purchase additional shares) sold in the IPO and this offering are freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock held by our “affiliates”, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining 10,723,019 shares of Class A common stock that will be outstanding and the 17,955,844 shares of Class A common stock that will be reserved for issuance upon exchange or conversion of New Class A Units or Class C common stock are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 90-day lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date

31,418,656	On the date of this prospectus.
16,755,844	On the date of this prospectus (subject to volume limitations).
11,900,000	After 90 days from the date of this prospectus (subject to volume limitations).(1)

(1)	Includes 600,000 shares that each of the Principals would hold if he exchanged all of his remaining New Class A Units for shares of Class A common stock following the Exchange and application of the net proceeds as described in “Use of Proceeds”. These shares are subject to additional contractual restrictions on transfer as described in “Related Party Transactions — Exchange Agreement”.

In connection with our IPO, we entered into a registration rights agreement with GAM and the Principals that requires us to register under the Securities Act these 28,655,844 shares of Class A common stock held by them. See “Related Party Transactions — Registration Rights Agreement”.

Rule 144

In general, under Rule 144 as currently in effect, our affiliates who own shares for at least six months or own shares purchased in the open market, are entitled to sell these shares as follows. Within any three-month period, each person may sell a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 4.2 million shares immediately after this offering, or the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 by affiliates will also be subject to manner of sale provisions, notice requirements and the availability of current public information about us.

A person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least six months previously, would also be entitled to sell shares under Rule 144. Such sales would be permitted without regard to the volume limitations, manner of sale provisions or notice requirements described above and, after one year, without any limits, including the public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Equity Awards

On September 29, 2009, we filed a registration statement under the Securities Act covering all shares of our Class A common stock issued and issuable pursuant to the Artio Global Investors Inc. 2009 Stock Incentive Plan. Shares of our Class A common stock registered under this registration statement are available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described under “Notes to Consolidated Financial Statements — Note 12. Share-Based Payments”.

Registration Rights Agreement

In connection with our IPO, we entered into a registration rights agreement with the Principals and GAM pursuant to which we granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock issuable upon exchange of their New Class A Units or upon conversion of their Class C common stock, respectively. Such securities registered under any registration statement are available for sale in the open market unless restrictions apply. See “Related Party Transactions — Registration Rights Agreement”. The Principals and GAM have each waived their registration rights under the registration rights agreement in respect of this offering.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF OUR CLASS A COMMON STOCK

In the opinion of Davis Polk & Wardwell LLP, the following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our Class A common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

If a partnership holds Class A common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Class A common stock should consult its own tax advisor with respect to the U.S. federal income tax treatment.

Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under an applicable treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate non-U.S. holder recognizing effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Distributions of cash or other property that we pay to our stockholders will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution by us to our stockholders exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of a holder’s basis in the Class A common stock and thereafter as capital gain.

Gain on Disposition of Our Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We are not, and do not anticipate becoming, a U.S. real property holding corporation.

A corporate non-U.S. holder recognizing effectively connected gain may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns may be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our Class A common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Recent Legislation

Recently enacted legislation generally imposes a withholding tax of 30% on payments to certain foreign entities (including foreign financial intermediaries and foreign investment funds), after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is acting as sole book-running manager of this offering and is acting as the representative of the underwriters.

Number of Shares of
Underwriters	Class A Common Stock

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	3,700,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 500,000 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Artio Global Investors Inc. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans and is subject to certain exceptions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Artio Global Investors Inc.’s Class A common stock is listed on the NYSE under the symbol “ART”.

In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority of Saudi Arabia.

The Capital Market Authority of Saudi Arabia does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,100,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company and its affiliates, for they received or will receive customary fees and expenses. Affiliates of certain of the underwriters are lenders under the term debt facility and the revolving credit facility established by Holdings in connection with the IPO. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the Company.

VALIDITY OF CLASS A COMMON STOCK

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Artio Global Investors Inc. by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Artio Global Investors Inc. and subsidiaries as of December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007, have been included in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm whose registered address is 345 Park Avenue, New York, NY 10154, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in any such document is deemed “furnished” in accordance with the rules of the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 5, 2010;

•	Our Proxy Statement on Schedule 14A, filed on March 26, 2010; and

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed on May 6, 2010.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus contained in the registration statement (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by writing or calling us at:

Artio Global Investors Inc.
330 Madison Avenue
New York, New York 10017
(212) 297-3600

Information about us, including the documents incorporated by reference to this prospectus, is also available at our website at http://www.ir.artioglobal.com. However, the information in our website is not a part of this prospectus, and other than the documents specifically incorporated by reference, is not incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our Class A common stock, we refer you to the registration statement and the exhibits thereto. With respect to documents described in this prospectus, we refer you to the copy of the document if it is filed as an exhibit to the registration statement.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement, of which this prospectus is a part, at the SEC’s Internet website. In addition, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and, as a result, file annual, quarterly and current reports, proxy statements and other information with the SEC.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Artio Global Investors Inc.:

We have audited the accompanying consolidated statements of financial position of Artio Global Investors Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Artio Global Investors Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP

New York, New York
March 5, 2010

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

	As of December 31,
	2009	2008
	(In thousands, except for share amounts)

ASSETS
Cash and cash equivalents	$60,841.7	$86,563.0
Marketable securities, at fair value	7,910.5	71,329.5
Fees receivable and accrued fees, net of allowance for doubtful accounts	56,911.1	54,799.1
Deferred taxes, net	46,316.3	92,702.3
Income taxes receivable	10,982.5	1,283.6
Property and equipment, net	7,634.9	9,833.2
Other assets	5,357.2	2,964.9

Total assets	$195,954.2	$319,475.6

LIABILITIES AND EQUITY
Debt	$60,000.0	$—
Accrued compensation and benefits	31,478.0	268,924.7
Accounts payable and accrued expenses	9,092.7	9,372.4
Accrued income taxes payable	13,017.0	1,238.6
Due to GAM Holding Ltd.	40,100.0	1,311.4
Due under tax receivable agreement	33,655.1	—
Other liabilities	4,629.8	5,383.4

Total liabilities	191,972.6	286,230.5

Commitments and contingencies (Notes 5, 16 and 17)
Class A common stock (2009 — 500,000,000 shares authorized, 27,658,799 shares issued and outstanding; 2008 — none authorized and outstanding)	27.6	—
Class B common stock (2009 — 50,000,000 shares authorized, 15,600,000 shares issued and outstanding; 2008 — none authorized and outstanding)	15.6	—
Class C common stock (210,000,000 shares authorized, 2009 — 16,755,844 shares issued and outstanding; 2008 — 42,000,000 shares issued and outstanding)	167.6	420.0
Additional paid-in capital	586,956.2	17,930.0
Retained earnings (deficit)	(580,274.8)	14,895.1

Total stockholders’ equity	6,892.2	33,245.1
Non-controlling interests	(2,910.6)	—

Total equity	3,981.6	33,245.1

Total liabilities and equity	$195,954.2	$319,475.6

See accompanying notes to consolidated financial statements.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,
	2009	2008	2007
	(In thousands, except per share information)

Revenues and other operating income:
Investment management fees	$305,334.9	$425,002.6	$445,558.4
Net gains (losses) on securities held for deferred compensation	1,970.1	(2,856.5)	—
Foreign currency gains (losses)	87.0	(100.6)	185.9

Total revenues and other operating income	307,392.0	422,045.5	445,744.3

Expenses:
Employee compensation and benefits:
Salaries, incentive compensation and benefits	79,035.7	92,487.1	92,276.9
Allocation of Class B profits interests	33,662.5	76,073.8	83,512.3
Change in redemption value of Class B profits interests	266,109.8	54,557.4	76,843.9
Tax receivable agreement	97,908.6	—	—

Employee compensation and benefits	476,716.6	223,118.3	252,633.1
Shareholder servicing and marketing	16,886.0	23,369.1	25,356.3
General and administrative	42,317.1	62,833.1	50,001.5

Total expenses	535,919.7	309,320.5	327,990.9

Operating income (loss) before income tax expense	(228,527.7)	112,725.0	117,753.4
Non-operating income (loss):
Interest income, net of interest expense	(867.5)	2,947.9	6,930.4
Net gains (losses) on marketable securities	(527.9)	252.1	81.8
Other income (loss)	—	(18.6)	21.4

Total non-operating income (loss)	(1,395.4)	3,181.4	7,033.6

Income (loss) from continuing operations before income tax expense	(229,923.1)	115,906.4	124,787.0
Income taxes relating to income from continuing operations	134,287.2	54,755.1	58,417.4

Income (loss) from continuing operations, net of taxes	(364,210.3)	61,151.3	66,369.6
Income from discontinued operations, net of taxes	—	—	1,616.2

Net income (loss)	(364,210.3)	61,151.3	67,985.8
Net income attributable to non-controlling interests	14,103.8	—	—

Net income (loss) attributable to Artio Global Investors	$(378,314.1)	$61,151.3	$67,985.8

Per share data:
Net income (loss) attributable to Artio Global Investors per share information — Basic and Diluted:
Income (loss) from continuing operations, net of taxes	$(8.88)	$1.46	$1.58
Income from discontinued operations, net of taxes	—	—	0.04

Net income (loss)	$(8.88)	$1.46	$1.62

Weighted average shares used to calculate per share information:
Basic	42,620.4	42,000.0	42,000.0

Diluted	42,620.4	42,000.0	42,000.0

See accompanying notes to consolidated financial statements.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

	Class A	Class B	Class C
	Common	Common	Common			Accumulated
	Stock	Stock	Stock	Additional	Retained	Other		Non-
	(par value	(par value	(par value	Paid-in	Earnings	Comprehensive	Stockholders’	Controlling	Total
	$0.001)	$0.001)	$0.01)	Capital	(Deficit)	Income	Equity	Interests	Equity
	(In thousands, except per share information)

Balance as of January 1, 2007	$—	$—	$420.0	$17,930.0	$62,534.2	$—	$80,884.2	$—	$80,884.2

Net income	—	—	—	—	67,985.8	—	67,985.8	—	67,985.8

Other comprehensive income:

Unrealized gains on available for sale securities	—	—	—	—	—	632.1	632.1	—	632.1

Income taxes	—	—	—	—	—	(308.3)	(308.3)	—	(308.3)

Total other comprehensive income	—	—	—	—	—	323.8	323.8	—	323.8

Dividends ($1.43 per share)	—	—	—	—	(60,100.0)	—	(60,100.0)	—	(60,100.0)

Balance as of December 31, 2007	—	—	420.0	17,930.0	70,420.0	323.8	89,093.8	—	89,093.8

Cumulative effect of adoption of fair value option	—	—	—	—	323.8	(323.8)	—	—	—

Balance as of January 1, 2008	—	—	420.0	17,930.0	70,743.8	$—	89,093.8	—	89,093.8

Net income	—	—	—	—	61,151.3		61,151.3	—	61,151.3

Dividends ($2.79 per share)	—	—	—	—	(117,000.0)		(117,000.0)	—	(117,000.0)

Balance as of December 31, 2008	—	—	420.0	17,930.0	14,895.1		33,245.1	—	33,245.1

Net income	—	—	—	—	(378,314.1)		(378,314.1)	14,103.8	(364,210.3)

Reclassification of liability awards	—	—	—	565,908.6	—		565,908.6	—	565,908.6

Issuance of Class B common stock (see Note 2)	—	18.0	—	—	—		18.0	—	18.0

Net benefit from step-up in tax basis (see Note 5)	—	—	—	5,762.1	—		5,762.1	—	5,762.1

Initial public offering	25.0	—	—	614,875.0	—		614,900.0	—	614,900.0

Underwriters’ option exercise	2.6	—	—	65,033.1	—		65,035.7	—	65,035.7

Holdings units exchanged for Class A common stock and cancelation of Class B common stock (see Note 2)	2.4	(2.4)	—	—	—		—	—	—

Stock repurchases	(2.4)	—	(252.4)	(679,680.9)	—		(679,935.7)	—	(679,935.7)

Establishment of non-controlling interests	—	—	—	10,424.8	—		10,424.8	(10,424.8)	—

Distribution to GAM Holding Ltd., including dividends ($5.16 per share)	—	—	—	(17,950.0)	(216,855.8)		(234,805.8)	—	(234,805.8)

Issuance and amortization of share-based payments, net of forfeitures	—	—	—	4,653.5	—		4,653.5	—	4,653.5

Distribution to non-controlling interests	—	—	—	—	—		—	(6,589.6)	(6,589.6)

Balance as of December 31, 2009	$27.6	$15.6	$167.6	$586,956.2	$(580,274.8)		$6,892.2	$(2,910.6)	$3,981.6

See accompanying notes to consolidated financial statements.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$(364,210.3)	$61,151.3	$67,985.8
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,029.1	2,904.1	1,925.4
Deferred compensation and share-based compensation	274,557.1	57,001.4	80,433.7
Deferred income taxes	85,803.2	(21,519.9)	(35,509.4)
Interest accrued on marketable securities and accretion and amortization of discount and premium	268.7	(60.2)	(1,304.8)
(Gains)/losses on marketable securities and securities held for deferred compensation	(1,442.2)	2,604.4	(81.8)
Changes in assets and liabilities:
Fees receivable and accrued fees, net of allowance for doubtful accounts	(2,112.0)	32,578.4	(31,851.3)
Due to/from GAM Holding Ltd.	(1,307.0)	5,287.5	(7,142.5)
Income taxes receivable	(9,698.9)	(1,283.6)	—
Other assets	(2,396.8)	(407.0)	(348.9)
Accrued compensation and benefits	58,558.3	(33,322.1)	26,724.6
Accounts payable and accrued expenses	(366.6)	(4,750.0)	3,336.7
Accrued income taxes payable	11,778.4	(2,551.0)	522.2
Other liabilities	(753.6)	2,475.5	(412.9)
Cash flows provided by discontinued operations	—	—	7,938.5

Net cash provided by operating activities	51,707.4	100,108.8	112,215.3

Cash flows from investing activities:
Purchase of marketable securities and securities held for deferred compensation	(2,528.9)	(120,807.4)	(199,936.4)
Proceeds from sales or maturities of marketable securities and securities held for deferred compensation	67,121.4	94,399.6	221,931.3
Purchase of fixed assets	(830.8)	(3,484.5)	(2,003.9)

Net cash provided by (used in) investing activities	63,761.7	(29,892.3)	19,991.0

Cash flows from financing activities:
Proceeds from borrowings	60,000.0	—	—
Proceeds from initial public offering	614,900.0	—	—
Proceeds from underwriters’ option exercise	65,035.7	—	—
Repurchase and retirement of Class C common stock	(620,905.3)	—	—
Repurchase of Class A common stock	(59,030.4)	—	—
Issuance of Class B common stock	18.0	—	—
Distributions paid to non-controlling interests	(6,589.6)	—	—
Dividends paid	(194,705.8)	(117,000.0)	(60,000.0)

Net cash used by financing activities	(141,277.4)	(117,000.0)	(60,000.0)

Effect of exchange rates on cash	87.0	(100.6)	185.9

Net increase (decrease) in cash and cash equivalents	(25,721.3)	(46,884.1)	72,392.2
Cash and cash equivalents:
Beginning of period	86,563.0	133,447.1	61,054.9

End of period	$60,841.7	$86,563.0	$133,447.1

Cash paid during period for:
Income taxes, net of refunds	$47,248.9	$80,109.6	$94,783.3
Supplementary information:
Non-cash transactions:
Distribution to GAM Holding Ltd.	$—	$—	$100.0
Distribution to GAM Holding Ltd. payable by September 29, 2010	40,100.0	—	—
Reclassification of liability awards	565,908.6	—	—
Deferred taxes from step-up in tax basis	39,417.2	—	—

See accompanying notes to consolidated financial statements.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.	Organization and Description of Business

Artio Global Investors Inc. (“Investors” or the “Company”) and subsidiaries (collectively, “we”, “us” or “our”) comprises Investors and its three subsidiaries, Artio Global Holdings LLC (“Holdings”), an intermediate holding company, Artio Global Management LLC (“Investment Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, and Artio Capital Management LLC. Holdings is approximately 74% owned by Investors, 13% owned by Richard Pell, our Chairman, Chief Executive Officer and Chief Investment Officer (“Pell”), and 13% owned by Rudolph-Riad Younes, our Head of International Equity (“Younes”, together with Pell, the “Principals”). The Principals’ interests are reflected in the consolidated financial statements as non-controlling interests. Investment Adviser and Artio Capital Management LLC are wholly owned subsidiaries of Holdings.

Investment Adviser is our primary operating entity and provides investment management services to institutional and mutual fund clients. It manages and advises the Artio Global Funds (the “Funds”), which are U.S. registered investment companies; commingled institutional investment vehicles; separate accounts; and sub-advisory accounts. While our assets under management (“AuM”) are invested primarily outside of the U.S, our clients are primarily U.S. based.

Note 2.	Initial Public Offering and Changes in the Principals’ Interests

Prior to September 29, 2009, Investors was a wholly owned subsidiary of GAM Holding Ltd. (formerly known as Julius Baer Holding Ltd.), a Swiss corporation (“GAM”). On September 29, 2009, we completed an initial public offering (“IPO”) of 25.0 million shares of Investors’ Class A common stock at a price of $26.00 per share, before the underwriting discount, for net proceeds of $614.9 million. The net proceeds were used to repurchase and retire 22.6 million shares of Investors’ Class C common stock from GAM, and to repurchase 1.2 million shares of Class A common stock from each of the Principals.

On October 5, 2009, the underwriters exercised their option to purchase additional shares of Class A common stock at the IPO price, net of the underwriting discount, resulting in the issuance of 2,644,156 shares of Class A common stock. We used the net proceeds to repurchase and retire 2,644,156 shares of Class C common stock from GAM.

After the IPO and the exercise of the underwriters’ option, GAM owns approximately 27.9% of the outstanding shares of our capital stock through its ownership of all the outstanding shares of Class C common stock.

Before the IPO, each Principal had a 15% Class B profits interest in Investment Adviser (see Note 10. Class B Profits Interests), which was accounted for as compensation. Prior to the IPO, each of the Principals transferred a portion of his existing Class B profits interest in Investment Adviser to a Grantor Retained Annuity Trust (“GRAT”) for which such Principal serves as settlor and trustee. Each Principal is deemed the beneficial holder of the securities held by his GRAT, and references to securities held by a Principal, unless otherwise indicated, include the securities held in his GRAT. Immediately prior to the IPO, each Principal exchanged his Class B profits interest for a 15% non-voting Class A membership interest in Holdings (“New Class A Units”). Each Principal also purchased, at par value, nine million shares of voting, non-participating, Investors’ Class B common stock. In addition, the Principals entered into a tax receivable agreement with the Company (see Note 5. Tax Receivable Agreement). Upon the exchange of their Class B profits interests for New Class A Units, the fair value of the Class B profits interests was adjusted to reflect the offering price of Class A common stock, and totaled $468.0 million. This resulted in an additional compensation charge related to the redemption value of the Class B profits interests of $215.8 million that was recorded concurrent with the IPO and represents the difference between the fair value of $468.0 million and the related liability immediately prior to the IPO of $252.2 million ($201.9 million as of December 31, 2008). In

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

addition, we recorded a compensation charge of $97.9 million relating to the estimated present value of the tax receivable agreement (see Note 5. Tax Receivable Agreement).

As the Principals’ new economic interests are accounted for as equity, the adjusted liability of $565.9 million was reclassified into Additional paid-in capital on the Consolidated Statement of Financial Position. The related deferred tax asset of $110.3 million ($88.3 million as of December 31, 2008) was de-recognized and charged to expense. The Principals’ New Class A Units, representing an approximate 26% interest in Holdings, are accounted for as non-controlling interests.

Note 3.	Summary of Significant Accounting Principles

Basis of Preparation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including contingent liabilities), revenues, and expenses at the date of the consolidated financial statements. Actual results could differ from those estimates and may have a material effect on the consolidated financial statements.

Prior years’ Consolidated Statements of Operations, including Notes to the Consolidated Financial Statements, have been conformed to the current year’s presentation. Also, in accordance with Securities and Exchange Commission’s Staff Accounting Bulletin Topic 4:C, the Consolidated Financial Statements give retroactive effect to a 10,500:1 stock split that was effected as of August 28, 2009.

As part of the preparation of the consolidated financial statements, we performed an evaluation of subsequent events occurring after the Consolidated Statement of Financial Position date of December 31, 2009, through to the date the consolidated financial statements were issued.

Consolidation

The consolidated financial statements include the accounts of Investors and its subsidiaries. All material inter-company balances have been eliminated in consolidation.

In addition, investment vehicles through which we provide investment management services are evaluated for consolidation. Consolidation is required if we hold a controlling financial interest in the investment vehicle as defined by U.S. GAAP. The assessment for consolidation occurs at the inception date of the investment vehicle. The conclusion is reassessed only when certain events take place, as prescribed by U.S. GAAP.

As of December 31, 2009 and 2008, we did not consolidate any of the investment vehicles, due primarily to the following reasons:

•	Artio Global Funds (the “Funds”) are considered voting interest entities but are controlled by their independent Boards of Directors or Trustees.

•	Certain of the commingled investment vehicles are trusts and are considered variable interest entities (“VIEs”). We are not the primary beneficiary of these trusts.

•	Other investment vehicles are membership organizations and are considered voting interest entities. Although our interests in these vehicles are nominal and do not meet the ownership threshold for consolidation, we are the managing member of these organizations. Each operating agreement of the organizations provides to its unaffiliated non-managing members substantive rights to remove us as managing member. As a result, we do not have a controlling financial interest in these organizations.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Cash and Cash Equivalents

Cash equivalents are composed of money market and other highly liquid instruments with remaining maturities of less than three months as of the acquisition date.

Marketable Securities

Marketable securities are carried at fair value.  We elected the fair value option for investments made to achieve certain stated investment objectives.

Excess cash is invested for current yield, not for capital gains. Gains and losses on such marketable securities, together with related interest income, accretion and amortization, are reported in Non-operating income on the Consolidated Statements of Operations.

Certain unvested deferred bonuses due employees are invested in the Funds. As these bonuses vest, the principal and any gains or losses are reflected as liabilities in the Consolidated Statement of Financial Position. Expenses are reported in Employee compensation and benefits and the realized and unrealized gains or losses on these securities are reported in Net gains (losses) on securities held for deferred compensation on the Consolidated Statements of Operations.

Realized gains and losses are computed on a specific identification basis. Interest income is recognized as earned. Discounts and premiums are accreted or amortized over the term of the instrument.

Fees Receivable and Accrued Fees, Net of Allowance for Doubtful Accounts

Fees receivable and accrued fees, net of allowance for doubtful accounts represent fees that have been, or will be billed to our clients. We review receivables and provide an allowance for doubtful accounts for any receivables when appropriate. As of December 31, 2009 and 2008, the allowance for doubtful accounts was not material to our receivables balance.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is expensed using the straight-line method based on the estimated useful lives of the assets. Furniture and fixtures are depreciated over five years. Equipment is depreciated over three and five year periods. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the remaining term of the lease. Internal-use software that qualifies for capitalization is capitalized and subsequently amortized over the estimated useful life of the software, generally three years.

Due Under Tax Receivable Agreement

Certain tax benefits are shared with the Principals (see Note 5. Tax Receivable Agreement). When we record a deferred tax asset for these benefits, the benefits are recorded as follows:

•	The benefits payable to the Principals, which amount to 85% of such deferred tax asset, are recorded as Due under tax receivable agreement on our Consolidated Statement of Financial Position. If we adjust the deferred tax asset, we adjust the payable for 85% of the adjustment.

•	The remaining 15% is recorded in Additional paid-in capital on our Consolidated Statement of Financial Position. If we adjust the deferred tax asset, 15% of the adjustment is recorded in Income taxes relating to income from continuing operations on our Consolidated Statement of Operations.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Investment Management Fees

Investment management fees are recognized as earned. Fees on registered investment companies are computed and billed monthly as a percentage of average daily fair value of the Funds’ assets under management. Fees on other vehicles and on separate accounts are computed and billed in accordance with the provisions of the applicable investment management agreements.

The investment management agreements for a small number of accounts provide for performance fees. Performance fees, if earned, are recognized on the contractually determined measurement date. Performance fees on certain accounts are subject to clawback if the performance declines after the most recent measurement date. If such declines occur, we recognize the clawback when the amount is probable and estimable.

Foreign Currency Transactions

Foreign currency balances are translated to our functional currency (U.S. dollars) at rates prevailing on the reporting date. Transactions in foreign currency are translated at average rates during the reporting period. Gains and losses arising from translation of foreign currency transactions are recognized in Foreign currency gains (losses) on the Consolidated Statement of Operations.

Compensation Plans

In September 2009, the Board of Directors of Investors and GAM, which at the time was Investors’ sole stockholder, approved the Artio Global Investors Inc. 2009 Stock Incentive Plan, in which certain of our employees participate (see Note 12. Share-Based Payments).

Certain of our employees also participate in a deferred compensation plan. Deferred compensation expense is recognized using a straight-line method over the vesting period (generally over a three-year period). Assets of the funded deferred bonus plan are invested in the Funds, and are included in Marketable securities at fair value. Realized and unrealized gains and losses related to these assets are recognized in Net gains (losses) on securities held for deferred compensation. Employees who participate in the deferred compensation plan may also receive a portion of their compensation in the form of restricted stock units under the 2009 Stock Incentive Plan.

Prior to the IPO, the Principals had a Class B profits interest in Investment Adviser, which entitled them to a combined 30% of profits, as well as a combined 30% of the increase in the value of the business, both of which were defined in Investment Adviser’s operating agreement. (See Note 2. Initial Public Offering and Changes in the Principals’ Interests.) The allocation of the profits associated with this plan was expensed on an accrual basis. We recorded the obligation associated with these profits interests as a liability at fair value.

Retirement Plans

Investors sponsors two non-contributory defined contribution retirement plans for employees (the “Non-Contributory Plans”), as well as a 401(k) plan. The Non-Contributory Plans include a qualified and non-qualified plan. Contributions to the Non-Contributory Plans are based on employees’ eligible compensation.

Contributions to the Non-Contributory Plans are accrued over the period of employees’ active service. Forfeitures from employees who leave prior to completion of the vesting period are used to reduce the contribution. The Non-Contributory Plans do not require contributions after the employees’ active service has ended.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred taxes are recognized for the future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Uncertainty in income tax positions is accounted for by recognizing in the consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of December 31 in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Significant differences could exist between the ultimate outcome of the examination of a tax position and management’s estimate. These differences could have a material impact on our effective tax rate, results of operations, financial position and/or cash flows.

Interest and penalties relating to tax liabilities are recognized on actual tax liabilities and exposure items. Interest is accrued according to the provisions of the relevant tax law and is reported as interest expense. Penalties are accrued and reported as General and administrative expenses.

Note 4.	Stockholders’ Equity

Subsequent to the IPO, Investors has three classes of common stock.

Economic Rights,
Including Rights to
Dividends and
Distributions Upon
Class	Voting Rights	Liquidation	Special Provisions

A	One vote per share	Yes	—
B	One vote per share	No	—
C	• Voting power is the greater of the number of votes on a one-vote-per-share basis and 20% of the combined voting power of all classes of common stock.	Yes	• If GAM transfers any of its shares to anyone other than any of its subsidiaries, or us, such shares automatically convert to an equal number of shares of Class A common stock.

•   Prior to the IPO, GAM entered into an agreement under which it agreed that, if it has voting power as holder of Class C common stock in excess of what it would be entitled to on a one-vote-per-share basis, it would on all matters vote those excess shares on the same basis and in the same proportion as the votes cast by Class A and Class B shareholders.
• On the second anniversary of the IPO, all outstanding shares of Class C common stock will automatically convert to shares of Class A common stock on a one-for-one basis.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

	Class A	Class B	Class C
	Common Stock	Common Stock	Common Stock

As of December 31, 2009:
Authorized	500,000,000	50,000,000	210,000,000
Reserved under 2009 Stock Incentive Plan	9,685,357	—	—
Par value	$0.001	$0.001	$0.01

The table below sets forth the number of shares of Class A, Class B and Class C common stock issued and outstanding as of December 31, 2009.

	Class A	Class B	Class C
	Common Stock	Common Stock	Common Stock
	(In thousands)

As of January 1, 2007	—	—	42,000.0
Activity	—	—	—

As of December 31, 2007	—	—	42,000.0
Activity	—	—	—

As of December 31, 2008	—	—	42,000.0
Activity:
Shares issued to the Principals(a)	—	18,000.0	—
Shares issued to the public(b)	27,644.2	—	—
Shares issued to the independent directors(c)	14.6	—	—
Exchange by the Principals(d)	2,400.0	(2,400.0)	—
Repurchase from GAM(e)	—	—	(25,244.2)
Repurchase from the Principals(d)	(2,400.0)	—	—

As of December 31, 2009	27,658.8	15,600.0	16,755.8

(a)	Represents the 9.0 million shares of non-participating Class B common stock issued to each of the Principals (see Note 2. Initial Public Offering and Changes in the Principals’ Interests).

(b)	Represents the 25.0 million shares of Class A common stock that were issued to the public in connection with the IPO and the underwriters exercising their option to purchase 2,644,156 shares of Class A common stock.

(c)	Represents the 6,924 shares of fully-vested Class A common stock (subject to transfer restrictions) that were awarded to our independent directors in connection with the IPO and 7,719 shares of fully-vested Class A common stock (subject to transfer restrictions) granted to our independent directors in December 2009. The table does not reflect 2.1 million of unvested restricted stock units (see Note 12. Share-Based Payments) awarded to certain employees (other than the Principals), each of which represents the right to receive one share of Class A common stock upon vesting.

(d)	Represents the effect of the issuance of 1.2 million shares of Class A common stock to each of the Principals upon exchange of an equivalent number of New Class A Units and subsequent repurchase of such Class A common stock by us with a portion of the net proceeds from the IPO. Upon the exchange of New Class A Units for Class A common stock, corresponding shares of Class B common stock were canceled.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

(e)	Includes the 25.2 million shares of Class C common stock we repurchased from GAM and retired with a portion of the net proceeds from the IPO and the shares issued pursuant to the underwriters exercising their option.

Note 5.	Tax Receivable Agreement

Concurrent with IPO, the Principals (whose ownership in Holdings represents the non-controlling interests) entered into an exchange agreement which provides that they may exchange their New Class A Units for shares of Class A common stock. Upon such an exchange, Holdings expects to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, to increase the tax basis of its tangible and intangible assets. The amortization of the increased basis is available to reduce future taxable income generally over a 15-year period.

We entered into a tax receivable agreement with the Principals under which they are entitled to receive 85% of the tax benefits realized by us in our tax returns as a result of the increases in tax basis created by each Principal’s exchange described above.

In 2009, we recorded compensation expense of $97.9 million representing the present value of the future tax benefits that would have been realized had the Principals exchanged all of their shares at the IPO price, and assuming that we have future taxable income to utilize the increased tax deductions.

Actual recognition of a deferred tax benefit in our consolidated financial statements occurs at the time of exchange. At the time of the IPO, the Principals each exchanged approximately 13.3% of their New Class A Units and a deferred tax asset of $38.4 million was established for the estimated future tax benefits resulting from the amortization of the increased basis. Of the deferred tax asset recorded at the time of the IPO, $32.7 million, representing 85% of the benefits, was recorded in Due under tax receivable agreement, and the remaining 15% was recorded in Additional paid-in capital on the Consolidated Statement of Financial Position. These amounts are adjusted periodically for changes to effective tax rates.

Amounts payable to the Principals under the tax receivable agreement are payable approximately 60 days after we file our income tax returns. Should the deductions resulting from the increased depreciation and amortization be subsequently disallowed by the taxing authorities, we would not be able to recover amounts already paid to the Principals.

Note 6.	Related Party Activities

Prior to the IPO, we engaged in transactions with GAM and other affiliates in the ordinary course of business. We also engaged in transactions with our mutual funds.

Affiliate Transactions — Mutual and Offshore Funds

We earn management fees from the Funds, which are considered related parties, as Investment Adviser manages the operations and makes investment decisions for these Funds. Investment Adviser provides investment management services to the Funds pursuant to investment management agreements with the Funds, which are subject to review and approval by their boards of directors or trustees. Investment Adviser also derives investment management revenue from sub-advising certain

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

offshore funds sponsored by affiliates of GAM. Revenues related to these services are included in Investment management fees in the Consolidated Statement of Operations as follows:

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Funds investment management fees	$173,336.3	$253,926.0	$278,696.7
Sub-advisory investment management fees on GAM-sponsored funds	1,924.8	2,376.2	2,310.3

Fees receivable related to investment management fees are included in Fees receivable and accrued fees, net of allowance for doubtful accounts in the Consolidated Statement of Financial Position as follows:

	As of December 31,
	2009	2008
	(In thousands)

Funds investment management fees	$17,189.6	$14,231.2
Sub-advisory investment management fees on GAM-sponsored funds	614.9	509.9

Other Affiliate Transactions

Prior to the IPO, we had a licensing fee arrangement with GAM for the use of the Julius Baer name in our products and marketing strategies. These licensing fees were $2.7 million for 2009, $6.4 million for 2008 and $7.3 million for 2007. This arrangement terminated in 2009.

In 2007, we shared office space with certain unconsolidated GAM affiliates and allocated both direct and indirect expenses for occupancy (including rent and depreciation), information technology and support systems costs (including depreciation), administration and management, under the terms of service level agreements. In 2008, the unconsolidated affiliates moved from our offices and the service level agreements were canceled. In 2007, we allocated $4.7 million to the unconsolidated affiliates, which is reflected in General and administrative expenses in the Consolidated Statement of Operations. There are no allocated expenses in 2009 and 2008.

Other Related Party Transactions

Certain participants in the Funded Plan (as defined in Note 11. Benefit Plans and Deferred Compensation) invest a portion of their deferred bonuses in their choice of the Funds. Assets related to the Funded Plan are included in Marketable securities on the Consolidated Statement of Financial Position and realized and unrealized gains (losses) on investments in the Funds are recorded in Net gains (losses) on securities held for deferred compensation on the Consolidated Statement of Operations (see Note 7. Marketable Securities, at Fair Value).

Investors manages, at no cost to the plans, the assets of the Qualified Plan (as defined in Note 11. Benefit Plans and Deferred Compensation).

Note 7.	Marketable Securities, at Fair Value

We carry our marketable securities portfolio at fair value using a valuation hierarchy based on the transparency of the inputs to the valuation techniques used to measure fair value. Classification

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels: (i) valuation inputs comprising unadjusted quoted market prices for identical assets or liabilities in active markets (“Level 1”); (ii) valuation inputs comprising quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured (“Level 2”); and (iii) valuation inputs that are unobservable and are significant to the fair value measurement (“Level 3”).

Marketable securities as of December 31, 2009 and 2008, consist of the following:

	Fair	Amortized	Unrealized	Unrealized
	Value	Cost	Gains	Losses
	(In thousands)

As of December 31, 2009:
Artio Global Funds	$7,892.5	$8,448.6	$—	$(556.1)
Other investments	18.0	10.0	8.0	—

Total marketable securities	$7,910.5	$8,458.6	$8.0	$(556.1)

As of December 31, 2008:
U.S. government and agency instruments:
Due within 1 year	$60,375.2	$60,277.3	$97.9	$—
Due 5 – 10 years	5,028.3	4,587.6	440.7	—
Artio Global Funds	5,911.4	8,594.9	—	(2,683.5)
Other investments	14.6	10.0	4.6	—

Total marketable securities	$71,329.5	$73,469.8	$543.2	$(2,683.5)

In 2009, we liquidated our holdings of investment securities to fund distributions to GAM and the Principals.

Our marketable securities and cash equivalents as of December 31, 2009 and 2008, are valued using prices as follows:

			Level 2	Level 3
		Level 1	Other	Significant
		Quoted	Observable	Unobservable
	Total	Prices	Inputs	Inputs
	(In thousands)

As of December 31, 2009:
Cash equivalents	$—	$—	$—	$—
Marketable securities	7,910.5	7,892.5	—	18.0

Total	$7,910.5	$7,892.5	$—	$18.0

As of December 31, 2008:
Cash equivalents	$71,116.6	$71,116.6	$—	$—
Marketable securities	71,329.5	71,314.9	—	14.6

Total	$142,446.1	$142,431.5	$—	$14.6

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The change in Level 3 securities is as follows:

	As of December 31,
	2009	2008
	(In thousands)

Beginning of year	$14.6	$10.0
Unrealized gains	3.4	4.6

End of period	$18.0	$14.6

The change in unrealized gains (losses) and realized gains (losses) are recorded in Net gains (losses) on marketable securities and Net gains (losses) on securities held for deferred compensation on the Consolidated Statement of Operations, as follows:

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

U.S. government and agency and other securities:
Change in unrealized gains (losses)	$(535.2)	$543.2	$—
Realized gains (losses)	7.3	(291.1)	81.8

Net gains (losses) on marketable securities	$(527.9)	$252.1	$81.8

Artio Global Funds:
Change in unrealized gains (losses)	$2,127.4	$(2,683.5)	$—
Realized gains (losses)	(157.3)	(173.0)	—

Net gains (losses) on securities held for deferred compensation	$1,970.1	$(2,856.5)	$—

Note 8.	Property and Equipment

The major classifications of property and equipment are as follows:

	As of December 31,
	2009	2008
	(In thousands)

Furniture, fixtures, software and equipment	$10,127.6	$9,574.6
Leasehold improvements	10,636.2	10,358.4
Less: accumulated depreciation and amortization	(13,128.9)	(10,099.8)

Property and equipment, net	$7,634.9	$9,833.2

Note 9.	Debt

In September 2009, Holdings entered into a $110.0 million credit facility consisting of a $60.0 million three-year term credit facility and a $50.0 million three-year revolving credit facility.

In October 2009, Holdings borrowed $60.0 million under the term credit facility. The interest associated with the $60.0 million borrowing is LIBOR plus 300 basis points, which is currently set at 3.25125%, and resets in April 2010. The amortization schedule requires quarterly principal payments of 7.5% in both years two and three, beginning on December 31, 2010, with a final payment of 40% at

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

maturity. There is no remaining capacity under the term credit facility. A portion of the $60.0 million borrowing was used to fund distributions to GAM and the Principals.

Borrowings under the $50.0 million revolving credit facility would bear interest at a rate equal to, at our option, (i) LIBOR plus a range of 300 to 400 basis points or (ii) the base rate (as defined in the credit facility agreement) plus a range of 200 to 300 basis points. The interest rate would reset at certain intervals. Holdings has made no borrowings under the revolving credit facility.

The spread to LIBOR or the base rate is correlated to the consolidated leverage ratio as prescribed within the credit facility agreement. Our current spread to LIBOR and the base rate is 300 basis points and 200 basis points, respectively. These spreads could increase if our consolidated leverage ratio exceeds 1.0x.

The covenants in the credit facility agreement require compliance with the following financial ratios (each in accordance with the definitions, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), in the credit facility agreement), to be calculated on a consolidated basis at the end of each fiscal quarter:

•	maintenance of a maximum consolidated leverage ratio of less than or equal to 2.00x (calculated as the ratio of consolidated funded indebtedness plus the remaining amount of a deferred payment to GAM of $40.1 million, which is payable by September 29, 2010, to consolidated EBITDA for the last six months multiplied by two); and

•	maintenance of a minimum consolidated interest coverage ratio of greater than or equal to 4.00x (calculated as the ratio of consolidated EBITDA for the last six months to consolidated interest charges for such period).

The credit facility agreement also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, cash dividends and fundamental corporate changes. As of December 31, 2009, Holdings was in compliance with all such covenants.

Note 10.	Class B Profits Interests

In 2004, each Principal was granted a Class B, non-voting profits interest in Investment Adviser, which entitled each of them to receive 15% of the profits (30% in the aggregate) of our asset management business, as defined in Investment Adviser’s then-effective operating agreement. The allocation of such profits interests was expensed as incurred and included in Employee compensation and benefits on the Consolidated Statement of Operations. The liability for these interests was $34.1 million as of December 31, 2008. Each Principal exchanged his Class B profits interests for an equivalent percentage of New Class A Units in connection with the IPO and the remaining balance of undistributed Class B profits interests was paid to each of the Principals in the fourth quarter of 2009.

Prior to the IPO, we were required to repurchase the Class B profits interests upon the occurrence of certain events. The repurchase price was computed utilizing a model based on the average profitability of Investment Adviser and the average price-earnings multiple of the common stock of GAM. The benefits vested ratably over a ten-year period ending in 2014. We recorded the obligation associated with the full value of the Class B profits interests as a liability at fair value in Accrued compensation and benefits in the Consolidated Statements of Financial Position, and

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

recognized the expense as Employee compensation and benefits in the Consolidated Statement of Operations. The redemption value and liabilities of this obligation were as follows:

	Redemption		Unvested
	Value	Liabilities	Balance
(In thousands)

December 31, 2009	$—	$—	$—
December 31, 2008	504,725.0	201,890.3	302,834.7

In connection with the IPO, each of the Principals exchanged his Class B profits interests for New Class A Units (see Note 2. Initial Public Offering and Changes in Principals’ Interests).

Note 11.	Benefit Plans and Deferred Compensation

Investors sponsors a non-contributory qualified defined contribution retirement plan that covers most employees (the “Qualified Plan”). Employees with at least one year of service are eligible to participate in this plan. The Company’s contributions to this plan are calculated at 10% of annual salary up to the Social Security taxable wage base plus 15.7% of annual base salary in excess of the Social Security taxable wage base up to the Internal Revenue Service compensation limit for qualified plans. Earnings on an individual’s account in the plan are limited to the performance of the underlying plan investments in the account.

Investors also sponsors a supplemental non-qualified defined contribution retirement plan (the “Non-qualified Plan”). Contributions to this plan are calculated as 15.7% of annual base salary that exceeds the Internal Revenue Service compensation limit for qualified plans. Contributions to both the qualified and non-qualified retirement plans have three-year vesting.

Investors sponsors a deferred compensation plan for employees whose annual discretionary bonus award exceeds certain predefined amounts (the “Funded Plan”). Amounts contributed to this plan vest ratably over a three-year period. Additionally, in 2008 and 2007, Investors sponsored an unfunded, non-qualified deferred compensation plan for the Principals (the “Unfunded Plan”). In December 2007, the Unfunded Plan was amended to be payable in a lump sum upon the earlier of the IPO or December 31, 2008. In 2008, we expensed the remaining amount of the Unfunded Plan and made the payments.

Assets related to the Funded Plan are included in Marketable securities and liabilities related to this plan are included in Accrued compensation and benefits on the Consolidated Statement of Financial Position, as follows:

	As of December 31, 2009		As of December 31, 2008
	Assets	Liabilities	Assets	Liabilities
	(In thousands)

Funded Plan	$7,892.5	$3,741.8	$5,911.4	$2,499.7

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Expenses related to the plans are included in Salaries, incentive compensation and benefits on the Consolidated Statement of Operations as follows:

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Qualified Plan	$2,380.7	$2,847.9	$1,553.7
Non-qualified Plan	148.0	223.2	273.4
Funded Plan	3,793.8	2,444.0	2,187.8
Unfunded Plan	—	8,877.7	1,402.0

	$6,322.5	$14,392.8	$5,416.9

Note 12.	Share-Based Payments

In September 2009, the Board of Directors of Investors approved the Artio Global Investors Inc. 2009 Stock Incentive Plan (the “Plan”), and reserved 9.7 million shares of Class A common stock for share awards. Under the Plan, the Board of Directors is authorized to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards to Directors, officers and other employees of, and consultants to, Investors and its affiliates.

A summary of restricted stock activity follows:

	Weighted-Average
	Grant Date Fair	Number of
	Value(a)	Shares

Outstanding as of December 31, 2008	$—	—
Grants:
Fully-vested shares granted to independent directors, subject to transfer restrictions	25.62	14,643

Outstanding as of December 31, 2009		14,643

(a)	Weighted-average grant date fair value for grants are based on closing price on the grant date.

A summary of restricted stock unit (“RSU”) activity follows:

	Weighted-Average
	Grant Date Fair	Number of
	Value(a)	Shares

Outstanding as of December 31, 2008	$—	—
Grants:
Unvested RSUs granted to certain employees (other than the Principals) in connection with the IPO	26.25	2,147,758
Forfeitures	26.25	(1,000)

Outstanding as of December 31, 2009		2,146,758

(a)	Weighted-average grant date fair value for grants are based on closing price on the grant date.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Approximately $54.4 million (2,071,758 shares) of the granted RSUs will vest pro rata, on an annual basis, over a five-year period from the date of the grant, and approximately $2.0 million (74,500 shares) vested in February 2010.

Upon the vesting of RSUs, a corresponding number of New Class A Units are issued to Investors.

Compensation expense related to share-based payments is recognized using a straight-line method over the requisite service period (generally over a three- or five-year period from the date of the grant for the entire award). Compensation expense related to the amortization of RSU grants, included in Salaries, incentive compensation and benefits on the Consolidated Statement of Operations, was $4.3 million in 2009.

Note 13.	Income Taxes

We are a ‘C’ Corporation under the Internal Revenue Code of 1986, as amended (the “Code”), and liable for Federal, state and local taxes on the income derived from Investors’ economic interest in Holdings. Holdings is a limited liability company that is treated as a partnership for tax purposes and as such is not subject to Federal or state income taxes. Holdings is subject to the New York City Unincorporated Business Tax (“UBT”).

Income taxes reflect not only the portion attributable to our stockholders but also the portion of New York City UBT attributable to non-controlling interests. A summary of the provisions for income taxes is as follows:

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Current:
Federal	$43,529.2	$54,127.6	$59,806.1
State and local	4,954.8	22,147.4	34,109.5

Total	48,484.0	76,275.0	93,915.6

Deferred:
Federal	59,401.5	(17,380.9)	(23,851.9)
State and local	26,401.7	(4,139.0)	(11,646.3)

Total	85,803.2	(21,519.9)	(35,498.2)

Income tax expense	$134,287.2	$54,755.1	$58,417.4

Taxes are computed using the asset and liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Net deferred tax assets comprise the following:

	As of December 31,
	2009	2008
	(In thousands)

Deferred tax assets:
Deferred compensation — Class B profits interests(a)	$—	$88,316.5
Deferred compensation — other	3,605.0	1,117.6
Depreciation and amortization	1,161.2	764.5
Provisions and other	2,417.0	2,503.7
Step-up of tax basis(b)	39,133.1	—

Total deferred tax assets	46,316.3	92,702.3
Less: valuation allowance	—	—

Net deferred tax asset	$46,316.3	$92,702.3

(a)	As a result of the Principals’ exchange of their Class B profits interests for New Class A Units, the Principals’ ownership interests were reclassified to equity and the related deferred tax asset was de-recognized.

(b)	Under the tax receivable agreement, 85% of the estimated future tax benefit is payable to the Principals.

The exchange by the Principals of a portion of their New Class A Units for 2.4 million shares of Class A common stock (see Note 5. Tax Receivable Agreement) has allowed us to make an election to step up our tax basis in accordance with Section 754 of the Code. The amortization expense resulting from this step-up is deductible for tax purposes generally over a 15-year period. Based on the exchange date, this election gave rise to a $38.4 million deferred tax asset and a corresponding $32.7 million liability to the Principals under the tax receivable agreement. These amounts are adjusted periodically for changes to effective tax rates. Based on our history of taxable income, we assessed whether the deferred tax asset would be realizable and determined that the benefit would more likely than not be realized. Accordingly, no valuation allowance is required.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

A reconciliation between the Federal statutory tax rate of 35% and the effective tax rates are as follows:

	Years Ended December 31,
	2009	2008	2007
	(In percentages)

Federal statutory rate	35%	35%	35%
State and local, net of Federal benefit, and other	7	10	12
Anticipated amendment to prior year tax returns	3	—	—
Non-controlling interests	3	—	—
Permanent differences:
Compensation expenses — fully vested Class B profits interests	(49)	—	—
Compensation expenses — tax receivable agreement	(18)	—	—
De-recognition of deferred tax asset	(38)	—	—
Other	(1)	2	—

Total	(58)%	47%	47%

In connection with the filing of our 2008 tax returns, we changed our methodology for apportioning receipts to state jurisdictions. The impact of the change in methodology for 2008, 2007 and 2006 was recorded in 2009.

Other permanent differences consist of the non-deductible portion of meals, entertainment, gifts and certain costs related to the IPO.

Holdings is subject to New York City UBT, of which a substantial portion is credited against Investors’ tax liability.

As of December 31, 2009, $3.3 million of unrecognized tax benefits, if recognized, would affect the effective tax rate.

A reconciliation of the change in unrecognized tax benefits is as follows:

(In thousands)

Balance, January 1, 2008	$—
Additions (reductions) for tax provisions of prior years	—
Additions based on tax provisions related to current year	—
Reductions for settlements with taxing authorities	—
Lapse of statute of limitations	—

Balance, January 1, 2009	—
Additions (reductions) for tax provisions of prior years	—
Additions based on tax provisions related to current year	3,281.6
Reductions for settlements with taxing authorities	—
Lapse of statute of limitations	—

Balance, December 31, 2009	$3,281.6

We believe that the total amount of unrecognized tax benefits will not significantly increase or decrease over the next 12 months.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Interest expense relating to unrecognized tax benefits is included in Interest income, net of interest expense on the Consolidated Statement of Operations. Penalties relating to unrecognized tax benefits are included in General and administrative on the Consolidated Statement of Operations. In 2009, 2008 and 2007, there were no material charges relating to interest and penalties.

Tax years 2006 to the present are open for examination by Federal, state and local tax authorities. We are not currently under examination by any significant tax jurisdiction.

Note 14.	Discontinued Operations

In December 2007, the foreign exchange operations of a former subsidiary were distributed to GAM. There was no gain or loss on the distribution. Assets and liabilities of the former subsidiary were distributed at their carrying amounts, with the net asset of $100,000 reflected as a non-cash dividend. The foreign exchange operations of the former subsidiary were classified as discontinued operations for 2007.

Summary financial information relating to discontinued operations follows. There were no discontinued operations in 2009 and 2008.

Year Ended
December 31,
2007
(In thousands)

Revenues	$8,694.8

Income before income taxes	$2,994.9
Income taxes	1,378.7

Income from discontinued operations, net of taxes	$1,616.2

Net cash provided by discontinued operations	$7,938.5

Note 15.	Earnings Per Share (“EPS”)

Basic and diluted EPS from continuing operations were calculated using the following:

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Net income (loss) attributable to Artio Global Investors	$(378,314.1)	$61,151.3	$67,985.8

Weighted average shares for basic EPS	42,620.4	42,000.0	42,000.0
Dilutive potential shares from exchange of New Class A Units by the Principals(a)	—	—	—
Dilutive potential shares from grants of RSUs(a)	—	—	—

Weighted average shares for diluted EPS	42,620.4	42,000.0	42,000.0

(a)	The potential impact of both the exchange of New Class A Units by the Principals, and cancelation of corresponding shares of Class B common stock, for Class A common stock and the RSU grants were anti-dilutive for 2009.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Note 16.	Leases

We lease office space under non-cancelable agreements that expire in June 2014. Minimum annual rental payments under the lease as of December 31, 2009, are as follows:

Years Ending
December 31,
(In thousands)

2010	$3,738.7
2011	3,756.0
2012	3,761.8
2013	3,761.8
2014	1,880.9

$16,899.2

In addition to the minimum annual rentals, the lease also includes provisions for escalations. The lease provides for a rent holiday and leasehold improvement incentives. These concessions are recognized on a straight-line basis as reductions in rent expense over the term of the lease.

Rent expense was $2.5 million in 2009, $3.3 million in 2008 and $2.6 million in 2007. In 2007, a portion of the annual rental expense was charged to affiliates who occupied portions of the space.

In December 2008, we decided not to use a portion of our office space and activity related to the preparation of that space was terminated. We recorded a liability related to this exit activity at fair value in the period in which the liability was incurred. In 2008, we also reclassified approximately $0.5 million previously recorded for lease incentives related to this space to Other liabilities on the Consolidated Statement of Financial Position. The total liability related to this space is included in Other liabilities on the Consolidated Statement of Financial Position and the amortization of the liability is included in General and administrative expenses in the Consolidated Statement of Operations.

(In thousands)

Balance, January 1, 2008	$2,868.7
2009 rent payments	(889.2)
Fair value adjustment	622.5

Balance, December 31, 2009	$2,602.0

In 2009, we reassessed the fair value of the liability based on current market conditions.

Note 17.	Commitments and Contingencies

Although we have no obligation to do so, we have, at our discretion, reimbursed client accounts for certain operational losses incurred. Such amounts were not material in the years ended December 31, 2009, 2008 and 2007.

There are no claims against us that are considered probable or reasonably possible of having a material effect on our cash flows, results of operations or financial position.

Note 18.	Segment information

Continuing operations are classified as one segment: investment advisory and management services. Management evaluates performance and allocates resources for the management of each type of investment vehicle on a combined basis. Fees from the largest fund as a percentage of

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Investment management fees were 30% in 2009, 39% in 2008 and 47% in 2007. Clients are primarily based in the U.S.

Note 19.	Recently Issued Accounting Pronouncements

Upon the IPO, we adopted the provisions of ASC 810.10.65, Noncontrolling Interests in Consolidated Financial Statements, for the Principals’ ownership in Holdings.

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued ASC 810.10, Amendments to FASB Interpretation No. 46(R). ASC 810.10 gives additional guidance on determining whether an entity is a variable interest entity and requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. In February 2010, the FASB issued an Accounting Standards Update which defers the effective date of ASC 810.10 for companies, such as us, that have interests in certain investment entities.

Note 20.	Selected Quarterly Information (Unaudited)

	2009
	1st Quarter	2nd Quarter	3rd Quarter(a)	4th Quarter
	(In thousands, except per share amounts)

Total revenues and other operating income	$62,526.9	$70,793.1	$84,487.9	$89,584.1
Operating income (loss) before income tax expense(a)	6,003.0	10,604.0	(298,303.7)	53,169.0
Net income (loss) attributable to Artio Global Investors(a)	3,045.2	5,354.4	(412,423.1)	25,709.4
Basic EPS, net income (loss) attributable to Artio Global Investors(a)	$0.07	$0.13	$(9.81)	$0.58
Diluted EPS, net income (loss) attributable to Artio Global Investors(a)(b)(d)	$0.07	$0.13	$(9.81)	$0.56
Dividends per basic share declared(e)	$0.33	$—	$4.83	$—
Common stock price per share(c):
High	N/A	N/A	$27.25	$26.54
Low	N/A	N/A	$25.50	$22.66
Close	N/A	N/A	$26.15	$25.49

N/A — Not applicable

(a)	The third quarter of 2009 includes non-recurring compensation charges of $313.8 million in connection with the IPO.

(b)	RSUs were granted in connection with the IPO in the third quarter of 2009. The RSUs were anti-dilutive for both the third and fourth quarters of 2009.

(c)	On September 29, 2009, we completed an IPO of 25.0 million shares of Class A common stock.

(d)	Fourth-quarter 2009 diluted EPS assumes the full exchange of the Principals’ New Class A Units, and cancelation of corresponding shares of Class B common stock, to shares of Class A common stock and reflects the elimination of non-controlling interests and resulting increase in the effective tax rate.

(e)	Represents dividends declared prior to the IPO.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

	2008
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share amounts)

Total revenues and other operating income	$116,316.9	$126,567.7	$106,528.2	$72,632.7
Operating income before income tax expense	22,590.3	39,626.3	27,054.5	23,453.9
Net income (loss) attributable to Artio Global Investors	11,410.4	20,211.6	16,280.2	13,249.1
Basic EPS, net income attributable to Artio Global Investors	$0.27	$0.48	$0.39	$0.32
Diluted EPS, net income attributable to Artio Global Investors	$0.27	$0.48	$0.39	$0.32
Dividends per basic share declared	$1.45	$0.50	$—	$0.84

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position
(Unaudited)

	As of
	March 31,	December 31,
	2010	2009
	(In thousands, except for share amounts)

ASSETS
Cash and cash equivalents	$74,771.2	$60,841.7
Marketable securities, at fair value	8,253.3	7,910.5
Fees receivable and accrued fees, net of allowance for doubtful accounts	55,064.5	56,911.1
Deferred taxes	46,828.7	46,316.3
Income taxes receivable	11,668.3	10,982.5
Property and equipment, net	7,289.5	7,634.9
Other assets	6,201.3	5,357.2

Total assets	$210,076.8	$195,954.2

LIABILITIES AND EQUITY
Debt	$60,000.0	$60,000.0
Accrued compensation and benefits	10,895.8	31,478.0
Accounts payable and accrued expenses	7,145.7	9,092.7
Accrued income taxes payable	20,006.4	13,017.0
Due to GAM Holding Ltd.	40,100.0	40,100.0
Due under tax receivable agreement	33,655.1	33,655.1
Other liabilities	4,291.4	4,629.8

Total liabilities	176,094.4	191,972.6

Commitments and contingencies (Note 9)
Class A common stock (500,000,000 shares authorized, 2010 — 27,733,299 shares issued and outstanding; 2009 — 27,658,799 shares issued and outstanding)	27.7	27.6
Class B common stock (50,000,000 shares authorized, 2010 — 15,600,000 shares issued and outstanding; 2009 — 15,600,000 shares issued and outstanding)	15.6	15.6
Class C common stock (210,000,000 shares authorized, 2010 — 16,755,844 shares issued and outstanding; 2009 — 16,755,844 shares issued and outstanding)	167.6	167.6
Additional paid-in capital	590,498.6	586,956.2
Accumulated deficit	(564,213.5)	(580,274.8)

Total stockholders’ equity	26,496.0	6,892.2
Non-controlling interests	7,486.4	(2,910.6)

Total equity	33,982.4	3,981.6

Total liabilities and equity	$210,076.8	$195,954.2

See accompanying notes to unaudited consolidated financial statements.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31,
	2010	2009
	(In thousands, except per share information)

Revenues and other operating income:
Investment management fees	$85,286.5	$62,815.8
Net gains (losses) on securities held for deferred compensation	321.4	(273.3)
Foreign currency gains (losses)	23.2	(15.6)

Total revenues and other operating income	85,631.1	62,526.9

Expenses:
Employee compensation and benefits:
Salaries, incentive compensation and benefits	25,168.7	16,939.9
Allocation of Class B profits interests	—	10,215.2
Change in redemption value of Class B profits interests	—	18,126.0

Employee compensation and benefits	25,168.7	45,281.1
Shareholder servicing and marketing	4,548.3	3,069.4
General and administrative	10,285.3	8,173.4

Total expenses	40,002.3	56,523.9

Operating income before income tax expense	45,628.8	6,003.0
Non-operating income (loss):
Interest income	1.1	116.9
Interest expense	(660.7)	(0.1)
Net gains (losses) on marketable securities	(1.0)	(197.8)

Total non-operating loss	(660.6)	(81.0)

Income before income tax expense	44,968.2	5,922.0
Income taxes	14,767.3	2,876.8

Net income	30,200.9	3,045.2
Net income attributable to non-controlling interests	11,333.0	—

Net income attributable to Artio Global Investors	$18,867.9	$3,045.2

Per share information:
Basic net income attributable to Artio Global Investors	$0.42	$0.07

Diluted net income attributable to Artio Global Investors	$0.42	$0.07

Weighted average shares used to calculate per share information:
Basic	44,460.2	42,000.0

Diluted	44,628.8	42,000.0

Dividends per basic share declared	$0.06	$0.33

See accompanying notes to unaudited consolidated financial statements.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity
(Unaudited)

	Class A
	Common	Class B	Class C
	Stock	Common	Common	Additional	Retained
	(par	Stock (par	Stock (par	Paid-in	Earnings	Stockholders’	Non-Controlling
	value $0.001)	value $0.001)	value $0.01)	Capital	(Deficit)	Equity	Interests	Total Equity
	(In thousands, except per share information)

Balance as of January 1, 2009	$—	$—	$420.0	$17,930.0	$14,895.1	$33,245.1	$—	$33,245.1
Net income	—	—	—	—	3,045.2	3,045.2	—	3,045.2
Distribution to GAM Holding Ltd. of $0.33 per share	—	—	—	—	(14,000.0)	(14,000.0)	—	(14,000.0)

Balance as of March 31, 2009	$—	$—	$420.0	$17,930.0	$3,940.3	$22,290.3	$—	$22,290.3

Balance as of January 1, 2010	$27.6	$15.6	$167.6	$586,956.2	$(580,274.8)	$6,892.2	$(2,910.6)	$3,981.6
Net income	—	—	—	—	18,867.9	18,867.9	11,333.0	30,200.9
Amortization of share-based payments	—	—	—	3,418.4	—	3,418.4	—	3,418.4
Vesting of share-based payments	0.1	—	—	(0.1)	—	—	—	—
Forfeiture of share-based payments	—	—	—	(13.1)	—	(13.1)	—	(13.1)
Distribution to non-controlling interests	—	—	—	—	—	—	(936.0)	(936.0)
Dividends of $0.06 per share	—	—	—	—	(2,669.4)	(2,669.4)	—	(2,669.4)
RSU dividend equivalents	—	—	—	137.2	(137.2)	—	—	—

Balance as of March 31, 2010	$27.7	$15.6	$167.6	$590,498.6	$(564,213.5)	$26,496.0	$7,486.4	$33,982.4

See accompanying notes to unaudited consolidated financial statements.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2010	2009
	(In thousands)

Cash flows from operating activities:
Net income	$30,200.9	$3,045.2
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	675.8	636.8
Deferred compensation and share-based compensation	3,405.3	18,632.0
Deferred income taxes	(512.4)	(7,099.8)
Interest accrued on marketable securities and accretion and amortization of discount and premium	—	89.1
(Gains)/losses on marketable securities and securities held for deferred compensation	(320.4)	471.1
Changes in assets and liabilities:
Fees receivable and accrued fees, net of allowance for doubtful accounts	1,846.6	13,687.1
Due to/from GAM Holding Ltd.	—	(543.2)
Income taxes receivable	(685.8)	—
Other assets	(844.1)	737.9
Accrued compensation and benefits	(20,582.2)	(48,851.4)
Accounts payable and accrued expenses	(1,970.2)	(1,503.3)
Accrued income taxes payable	6,989.4	2,464.3
Other liabilities	(338.4)	(331.6)

Net cash provided by (used in) operating activities	17,864.5	(18,565.8)

Cash flows from investing activities:
Purchase of marketable securities and securities held for deferred compensation	(3,607.8)	(2,528.9)
Proceeds from sales or maturities of marketable securities and securities held for deferred compensation	3,585.4	45,226.7
Purchase of fixed assets	(330.4)	(477.4)

Net cash provided by (used in) investing activities	(352.8)	42,220.4

Cash flows from financing activities:
Distributions paid to non-controlling interests	(936.0)	—
Dividends paid	(2,669.4)	(14,000.0)

Net cash used by financing activities	(3,605.4)	(14,000.0)

Effect of exchange rates on cash	23.2	(15.6)

Net increase (decrease) in cash and cash equivalents	13,929.5	9,639.0
Cash and cash equivalents:
Beginning of period	60,841.7	86,563.0

End of period	$74,771.2	$96,202.0

Cash paid during period for:
Income taxes, net of refunds	$9,137.5	$6,228.7
Interest expense	498.1	0.1

See accompanying notes to unaudited consolidated financial statements.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the three months ended
March 31, 2010 and 2009 and year ended December 31, 2009

Note 1.	Background and Basis of Presentation

Artio Global Investors Inc. (“Investors” or the “Company”) and subsidiaries (collectively, “we”, “us” or “our”) comprises Investors and its three subsidiaries, Artio Global Holdings LLC (“Holdings”), an intermediate holding company, Artio Global Management LLC (“Investment Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, and Artio Capital Management LLC. Holdings is approximately 74% owned by Investors, 13% owned by Richard Pell, our Chairman, Chief Executive Officer and Chief Investment Officer (“Pell”), and 13% owned by Rudolph-Riad Younes, our Head of International Equity (“Younes”, together with Pell, the “Principals”). The Principals’ interests are reflected in the consolidated financial statements as non-controlling interests. Investment Adviser and Artio Capital Management LLC are wholly owned subsidiaries of Holdings.

Investment Adviser is our primary operating entity and provides investment management services to institutional and mutual fund clients. It manages and advises the Artio Global Funds, which are U.S. registered investment companies; comingled institutional investment vehicles; separate accounts; and sub-advisory accounts. While our assets under management (“AuM”) are invested primarily outside of the U.S, our clients are primarily U.S. based.

Our revenues are based primarily on the U.S. dollar value of the investment assets we manage for clients. AuM may vary as a result of the market performance of the investments and client cash flows into or out of the investments. A majority of AuM are invested in assets denominated in currencies other than the U.S. dollar. As a result, the U.S. dollar value of assets under management fluctuates with changes in foreign currency exchange rates. Our revenues fluctuate with changes in AuM.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including contingent liabilities), revenues and expenses at the date of the consolidated financial statements. Actual results could differ from those estimates and may have a material effect on the consolidated financial statements.

In accordance with Securities and Exchange Commission’s Staff Accounting Bulletin Topic 4:C, the Consolidated Statements of Changes in Equity gives retroactive effect to a 10,500:1 stock split that was effected as of August 28, 2009.

Our interim consolidated financial statements are unaudited. Interim results reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results. Revenues and other operating income and Net income can vary significantly from quarter to quarter due to the nature of our business activities. The financial results of interim periods may not be indicative of the financial results for the entire year.

As part of the preparation of the interim consolidated financial statements, we performed an evaluation of subsequent events occurring after the Consolidated Statement of Financial Position date of March 31, 2010, through to the date the interim consolidated financial statements were issued.

These statements should be read in conjunction with our consolidated financial statements and related notes as of December 31, 2009, and for the three years then ended, in our 2009 Annual Report on Form 10-K.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Note 2.	Initial Public Offering and Changes in the Principals’ Interests

Prior to September 29, 2009, Investors was a wholly owned subsidiary of GAM Holding Ltd. (formerly known as Julius Baer Holding Ltd.), a Swiss corporation (“GAM”). On September 29, 2009, we completed an initial public offering (“IPO”) of Investors’ Class A common stock.

Before the IPO, each Principal had a 15% Class B profits interest in Investment Adviser, which was accounted for as compensation. Prior to the IPO, each Principal exchanged his Class B profits interest for a 15% non-voting Class A membership interest in Holdings (“New Class A Units”), resulting in the compensation liability being reclassified as equity. Each Principal also purchased, at par value, nine million shares of voting, non-participating, Investors’ Class B common stock. In addition, the Principals entered into a tax receivable agreement with the Company. The Principals’ New Class A Units, representing an approximate 26% interest in Holdings, are accounted for by us as non-controlling interests.

Note 3.	Related Party Activities

Prior to the IPO, we engaged in transactions with GAM and other affiliates in the ordinary course of business. We also engage in transactions with our mutual funds.

Affiliate Transactions — Mutual and Offshore Funds

We earn management fees from the Funds, which are considered related parties, as Investment Adviser manages the operations and makes investment decisions for these Funds. Investment Adviser provides investment management services to the Funds pursuant to investment management agreements with the Funds, which are subject to review and approval by their boards of directors or trustees. Investment Adviser also derives investment management revenue from sub-advising certain offshore funds sponsored by affiliates of GAM. Revenues related to these services are included in Investment management fees in the Consolidated Statement of Operations as follows:

	Three Months Ended March 31,
	2010	2009
	(In thousands)

Funds investment management fees	$48,900.2	$35,662.3
Sub-advisory investment management fees on GAM-sponsored funds	592.2	362.9

Fees receivable related to investment management fees are included in Fees receivable and accrued fees, net of allowance for doubtful accounts in the Consolidated Statement of Financial Position as follows:

	As of	As of
	March 31,	December 31,
	2010	2009
	(In thousands)

Funds investment management fees	$17,831.1	$17,189.6
Sub-advisory investment management fees on GAM-sponsored funds	671.2	614.9

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Other Related Party Transactions

Prior to the IPO, we had a licensing fee arrangement with GAM for the use of the Julius Baer name in our products and marketing strategies. These licensing fees were $0.8 million for the three months ended March 31, 2009. This arrangement has been terminated.

Certain participants in the deferred compensation plan sponsored by Investors, for employees whose annual discretionary bonus award exceeds certain predefined amounts (the “Funded Plan”), direct a portion of their deferred bonuses to their choice of the Funds. Assets related to the Funded Plan are included in Marketable securities on the Consolidated Statement of Financial Position and realized and changes in unrealized gains (losses) on investments in the Funds are recorded in Net gains (losses) on securities held for deferred compensation on the Consolidated Statement of Operations (see Note 4. Marketable Securities, at Fair Value).

Investors manages, at no cost to the plans, the assets of the non-contributory qualified defined contribution retirement plan sponsored by Investors, which covers most employees.

Note 4.	Marketable Securities, at Fair Value

We carry our marketable securities portfolio at fair value using a valuation hierarchy based on the transparency of the inputs to the valuation techniques used to measure fair value. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels: (i) valuation inputs comprising unadjusted quoted market prices for identical assets or liabilities in active markets (“Level 1”); (ii) valuation inputs comprising quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured (“Level 2”); and (iii) valuation inputs that are unobservable and are significant to the fair value measurement (“Level 3”).

Marketable securities as of March 31, 2010, and December 31, 2009, consist of the following:

	Fair	Amortized	Unrealized	Unrealized
	Value	Cost	Gains	Losses
	(In thousands)

As of March 31, 2010:
Artio Global Funds	$8,236.3	$8,421.2	$—	$(184.9)
Other investments	17.0	10.0	7.0	—

Total	$8,253.3	$8,431.2	$7.0	$(184.9)

As of December 31, 2009:
Artio Global Funds	$7,892.5	$8,448.6	$—	$(556.1)
Other investments	18.0	10.0	8.0	—

Total	$7,910.5	$8,458.6	$8.0	$(556.1)

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Our marketable securities as of March 31, 2010, and December 31, 2009, are valued using prices as follows:

			Level 2	Level 3
		Level 1	Other	Significant
		Quoted	Observable	Unobservable
	Total	Prices	Inputs	Inputs
	(In thousands)

As of March 31, 2010	$8,253.3	$8,236.3	$—	$17.0
As of December 31, 2009	7,910.5	7,892.5	—	18.0

The change in Level 3 securities is as follows:

	March 31,	March 31,
	2010	2009
	(In thousands)

Beginning of period	$18.0	$14.6
Unrealized losses	(1.0)	(2.5)

End of period	$17.0	$12.1

Changes in unrealized gains (losses) and realized gains (losses) are recorded in Net gains (losses) on marketable securities and Net gains (losses) on securities held for deferred compensation on our Consolidated Statement of Operations, as follows:

	Three Months Ended March 31,
	2010	2009
	(In thousands)

U.S. government and agency and other securities:
Change in unrealized losses	$(1.0)	$(197.8)

Net gains (losses) on marketable securities	$(1.0)	$(197.8)

Artio Global Funds:
Change in unrealized gains (losses)	$371.2	$(141.5)
Realized losses	(49.8)	(131.8)

Net gains (losses) on securities held for deferred compensation	$321.4	$(273.3)

Investments in the Funds fluctuate in value based on overall market conditions, as well as factors specific to the Funds.

Note 5.	Debt

In September 2009, Holdings entered into a $110.0 million credit facility consisting of a $60.0 million three-year term credit facility and a $50.0 million three-year revolving credit facility.

In October 2009, Holdings borrowed $60.0 million under the term credit facility. As of March 31, 2010, the interest rate associated with the $60.0 million borrowing was set at 3.25%, and reset to 3.30% in April 2010. The amortization schedule requires quarterly principal payments of 7.5% in both years two and three, beginning on December 31, 2010, with a final payment of 40% at maturity. There is no remaining capacity under the term credit facility.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The covenants in the credit facility agreement require compliance with certain financial ratios. As of March 31, 2010, Holdings was in compliance with all debt covenants.

Note 6.	Share-Based Payments

A summary of restricted stock unit (“RSU”) activity for the three months ended March 31, 2010, follows:

	Weighted-Average
	Grant Date Fair	Number of	RSU Dividend
	Value(a)	RSUs	Equivalents

Outstanding as of January 1, 2010		2,146,758	—
Grants:
Unvested RSUs granted to certain officers and employees	$23.58	215,398	—
Dividend equivalents			5,704
Vested	26.25	(74,500)	—
Forfeitures	26.25	(500)	—

Outstanding as of March 31, 2010		2,287,156	5,704

(a)	Weighted-average grant date fair value for grants is based on the closing price on the grant date.

In February 2010, we made an aggregate grant of 215,398 RSUs to certain officers and employees. The granted RSUs will vest pro rata, on an annual basis over a three-year period from the date of the grant.

Activity under the Artio Global Investors Inc. 2009 Stock Incentive Plan was as follows:

Units

Available for grant at inception	9,700,000
RSUs outstanding as of March 31, 2010	(2,287,156)
RSU dividend equivalents outstanding as of March 31, 2010	(5,704)
RSUs vested as of March 31, 2010	(74,500)
Fully-vested restricted stock granted to independent directors	(14,643)

Available for grant as of March 31, 2010	7,317,997

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Note 7.	Income Taxes

A summary of the provisions for income taxes is as follows:

	Three Months Ended
	March 31,
	2010	2009
	(In thousands)

Current:
Federal	$10,712.6	$6,694.2
State and local	4,567.1	3,282.4

Total	15,279.7	9,976.6

Deferred:
Federal	(368.1)	(4,970.2)
State and local	(144.3)	(2,129.6)

Total	(512.4)	(7,099.8)

Income tax expense	$14,767.3	$2,876.8

Tax years 2006 to the present are open for examination by federal, state and local tax authorities. We have been notified of forthcoming examinations by New York State tax authorities for the years 2006 through 2008 and by New York City tax authorities for an examination of Investment Adviser for the year 2006.

A reconciliation between the federal statutory tax rate of 35% and the effective tax rates are as follows:

	Three Months
	Ended March 31,
	2010	2009
	(In percentages)

Federal statutory rate	35%	35%
State and local, net of federal benefit, and other	9	13
Non-controlling interests	(11)	—
Permanent differences:
Other	—	1
Total	33%	49%

Tax Receivable Agreement

Concurrent with the IPO, the Principals entered into an exchange agreement which provides that they may exchange their New Class A Units for shares of Investors’ Class A common stock. Upon such an exchange, Holdings expects to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, to increase the tax basis of its tangible and intangible assets. We entered into a tax receivable agreement with the Principals under which each Principal is entitled to receive 85% of the tax benefits realized by us in our tax returns as a result of the increases in tax basis created by such Principal’s exchange. Amounts payable to the Principals under the tax receivable agreement are payable approximately 60 days after we file our income tax returns.

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Although the tax receivable agreement payments are calculated based on annual tax savings, for the three months ended March 31, 2010, the payments which would have been made pursuant to the tax receivable agreement, if such period was calculated by itself, were estimated to be $0.4 million.

Note 8.	Earnings Per Share (“EPS”)

Basic and diluted EPS from continuing operations were calculated using the following:

	Three Months Ended
	March 31,
	2010	2009
	(In thousands)

Net income attributable to Artio Global Investors	$18,867.9	$3,045.2

Weighted average shares for basic EPS	44,460.2	42,000.0
Dilutive potential shares from grants of RSUs(a)	168.6	—
Dilutive potential shares from exchange of New Class A Units by the Principals(b)	—	—

Weighted average shares for diluted EPS	44,628.8	42,000.0

(a)	The potential impact of approximately 1.7 million granted RSUs was antidilutive for the three months ended March 31, 2010.

(b)	The potential impact of the exchange of New Class A Units by the Principals, and cancelation of corresponding shares of Class B common stock, for Class A common stock was antidilutive for the three months ended March 31, 2010.

On April 26, 2010, the Board of Directors declared a dividend of $0.06 per share to be paid on May 26, 2010, to holders of record of our Class A and Class C common stock at the close of business on May 12, 2010. To provide funding for the dividend payable to the holders of record of our Class A and Class C common stock, a distribution by Holdings of $0.06 per New Class A Unit will be paid to all members of Holdings, including the Principals.

Note 9.	Commitments and Contingencies

Although we have no obligation to do so, we have, at our discretion, reimbursed client accounts for certain operational losses incurred. Such amounts were not material for the three months ended March 31, 2010 and 2009.

There are no claims against us that are considered probable or reasonably possible of having a material effect on our cash flows, results of operations or financial position.

Our cash balances are held primarily with a single U.S.-based large money center bank. Effective January 1, 2010, the bank holding our cash balances ended its participation in the U.S. Government’s Transaction Account Guarantee Program, which provided unlimited Federal deposit insurance on our cash balances. Substantially all of our cash balance exceeds the insurance provided by the Federal Deposit Insurance Corporation.

Note 10.	Recently Issued Accounting Pronouncements

In February 2010, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update which defers the effective date of ASC 810.10, Amendments to FASB Interpretation No. 46(R), for companies, such as us, that have interests in certain investment entities. ASC 810.10

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

gives additional guidance on determining whether an entity is a variable interest entity and requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity.

In January 2010, the FASB issued an Accounting Standards Update to ASC 820.10, Fair Value Measurements and Disclosures (FAS 157), to improve disclosures about fair value measurements. The adoption of the additional disclosure requirements did not impact our Notes to Consolidated Financial Statements.

Note 11.	Subsequent Event

On May 18, 2010, our Principals exchanged 6 million New Class A Units for 6 million shares of our Class A common stock.

3,700,000 Shares

Artio Global Investors Inc.

Class A Common Stock

Goldman, Sachs & Co.

BofA Merrill Lynch	J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of Artio Global Investors Inc. (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

The following expenses will be borne solely by the Registrant.

Amount to be
Paid

Registration fee	$6,108.98
Financial Industry Regulatory Authority, Inc. filing fee	$9,068.00
Blue Sky fees and expenses	$—
Printing and engraving expenses	$82,000.00
Legal fees and expenses	$600,000.00
Accounting fees and expenses	$350,000.00
Transfer Agent’s fees	$3,500.00
Miscellaneous	$—

Total	$1,050,676.98

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful, except that with respect to an action brought by or in the right of the corporation such indemnification is limited to expenses (including attorneys fees). Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into separate indemnification agreements with our executive officers and directors, which require us to indemnify them against liabilities to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation provides for such limitations on liability for our directors.

The Registrant currently maintains liability insurance for its directors and officers. In connection with this offering, the Registrant will obtain additional liability insurance for its directors and officers. Such insurance would be available to its directors and officers in accordance with its terms.

Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act. In connection with the IPO, on September 29, 2009, the Registrant sold 9.0 million shares of Class B common stock to each Principal at par value. In addition, the Registrant issued 1.2 million shares of Class A common stock to each Principal in exchange for an equivalent number of New Class A Units and the cancellation of an equivalent number of shares of Class B common stock. These issuances were exempt from registration pursuant to Section 4(2) of the Act.

Pursuant to the Exchange Requests (as defined in the Exchange Agreement) delivered by the Principals on May 18, 2010, the Company issued 3.0 million shares of Class A common stock to Pell and 3.0 million shares of Class A common stock to Younes in exchange for an equivalent number of New Class A Units and the delivery and cancellation of an equivalent number of shares of Class B common stock (the “Exchange”). The Exchange was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Act”).

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:  Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b) Consolidated Financial Statement Schedules:  All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.

Item 17.	Undertakings

The undersigned hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 1, 2010.

Artio Global Investors Inc.

By:	/s/ Richard Pell
Name:     Richard Pell

Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard Pell Richard Pell	Principal Executive Officer and Director	June 1, 2010

/s/ * Francis Harte	Principal Financial and Accounting Officer	June 1, 2010

/s/ Glen Wisher Glen Wisher	Director, President	June 1, 2010

/s/ * Francis Ledwidge	Director	June 1, 2010

/s/ * Duane Kullberg	Director	June 1, 2010

/s/ * Elizabeth Buse	Director	June 1, 2010

*By:	/s/ Adam Spilka
Name:     Adam Spilka

Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Certificate of Incorporation of Artio Global Investors Inc. (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 3.1)
3.2	Form of Amended and Restated Bylaws of Artio Global Investors Inc. (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 3.2)
4.1	Form of Class A Common Stock Certificate (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 4.1)
5	Opinion of Davis Polk & Wardwell LLP
10.1	Form of Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.1)
10.2	Form of Registration Rights Agreement (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.2)
10.3	Form of Exchange Agreement (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.3)
10.4	Form of Tax Receivable Agreement (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.4)
10.5	Form of Transition Services Agreement among Julius Baer Group Ltd., Bank Julius Baer & Co. Ltd. and Artio Global Management LLC (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.5)
10.6	Julius Baer Holding Ltd. Shareholders Agreement (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.7)
10.7	Form of Younes Shareholders Agreement (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.8)
10.8	Form of Employment Agreement with Richard Pell (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.9)
10.9	Form of Employment Agreement with Glen Wisher (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.10)
10.10	Form of Employment Agreement with Francis Harte (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.11)
10.11	Form of Employment Agreement with Tony Williams (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.12)
10.12	Form of Employment Agreement with Rudolph-Riad Younes (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.13)
10.13	Form of Stock Repurchase Agreement (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.14)
10.14	Form of Pell Shareholders Agreement (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.15)

Exhibit
Number	Description

10.15	Artio Global Investors Inc. 2009 Stock Incentive Plan (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.16)
10.16	Artio Global Investors Inc. Management Incentive Plan (incorporated by reference to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.17)
10.17	Forms of Restricted Stock Unit Award Agreements under the Artio Global Investors Inc. 2009 Stock Incentive Plan (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.18)
10.18	Form of Independent Director Stock Award Agreement under the Artio Global Investors Inc. 2009 Stock Incentive Plan (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1/A (File No. 333-149178) Exhibit 10.19)
10.19	Credit Facility dated as of September 4, 2009 among Artio Global Holdings LLC, the Guarantors party thereto and Bank of America, N.A., as Administrative Agent and L/C Issuer and the other lenders party thereto (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.20)
10.20	Form of Indemnification Agreement (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-149178) Exhibit 10.21)
10.21	Form of Indemnification and Co-operation Agreement between Artio Global Management LLC and Julius Baer Holding Ltd. (incorporated by reference to Amendment No. 7 to the Company’s Registration Statement on Form S-1/A (File No. 333-149178) Exhibit 10.22)
10.22	Amendment No. 1 to the Exchange Agreement dated as of September 29, 2009 by and among Artio Global Investors Inc., Richard C. Pell, Rudolph-Riad Younes, the Richard Pell Family Trust, and the Rudolph-Riad Younes Family Trust (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 001-34457) Exhibit 10.1)
10.23	Form of Stock Repurchase Agreement and Unit Sale Agreement (to be filed by amendment)
21	Subsidiaries of the Registrant (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement on Form S-1/A (File No. 333-149178) Exhibit 21)
23.1	Consent of KPMG LLP
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)
24.1	Power of Attorney (previously filed)